UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 9, 2023 (February 8, 2023)

NUVASIVE, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-50744	33-0768598
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number )

12101 Airport Way, Broomfield, Colorado 80021

(Address of principal executive offices) (Zip Code)

(800) 455-1476

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001	NUVA	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On February 8, 2023, NuVasive, Inc., a Delaware corporation (“NuVasive” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Globus Medical, Inc., a Delaware corporation (“Globus Medical”) and Zebra Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Globus Medical (“Merger Sub”).

The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Globus Medical.

Merger Consideration

Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be cancelled and converted into the right to receive 0.75 fully paid and non-assessable shares of Class A common stock of Globus Medical, $0.001 par value per share (the “Globus Medical Class A Common Stock”), and the right to receive cash in lieu of fractional shares.

Conditions to the Merger

The respective obligations of the Company and Globus Medical to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of a number of conditions, including: (1) the adoption of the Merger Agreement by the Company’s stockholders; (2) approval by Globus Medical’s stockholders of the issuance of shares of Globus Medical Class A Common Stock in connection with the Merger (the “Issuance”); (3) the absence of any law or order prohibiting consummation of the Merger; (4) Globus Medical’s registration statement on Form S-4 with respect to the Globus Medical Class A Common Stock to be issued in connection with the Merger having been declared effective by the U.S. Securities and Exchange Commission; (5) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Approval”); (6) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement; (7) compliance by the other party in all material respects with such other party’s obligations under the Merger Agreement; and (8) the absence of a material adverse effect on the other party since February 8, 2023.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties given by the Company, Globus Medical and Merger Sub. The Merger Agreement also contains customary pre-closing covenants, including covenants by each of the parties relating to conduct of their respective business prior to the closing of the Merger. In addition, the parties have agreed to use their respective reasonable best efforts to take all actions necessary, proper or advisable to complete the Merger and the other transactions contemplated by the Merger Agreement as soon as reasonably practicable, including obtaining each regulatory approval necessary to complete the Merger or to avoid an action or proceeding by a governmental body. In addition, Globus Medical has agreed to take all actions necessary, proper, or advisable to eliminate any impediment under any antitrust law, including proposing, negotiating, committing to, effecting any divestiture, except that (x) Globus Medical is not required to divest any business, asset, property or product line of the Company, Globus Medical or any of their respective subsidiaries that generated total net sales in excess of $40,000,000 in the twelve (12) month period ending December 31, 2022, and (y) the Company is only required to take or commit to take any action requested by Globus Medical pursuant to the regulatory efforts covenant, if such action is binding on the Company only in the event the closing of the Merger occurs.

The Merger Agreement also provides that each of the Company and Globus Medical is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. In addition, the board of directors of each of the Company and Globus Medical are required to recommend that their respective stockholders vote in favor of the transaction, subject to exceptions for superior proposals and other situations where failure to effect a recommendation change would be inconsistent with such board’s fiduciary duties.

At the closing of the Merger, three members of the Company’s board of directors (to be proposed by the Company and acceptable to Globus Medical prior to the closing of Merger) will be appointed to Globus Medical’s board of directors.

Termination and Termination Fees

Either the Company or Globus Medical may terminate the Merger Agreement under certain circumstances, including if (1) the Merger is not completed by October 8, 2023, subject to two additional two-month extensions by the Company or Globus Medical in certain circumstances in the event that the HSR Act Approval has not been obtained or a legal restraint under anti-trust law is in effect (the “End Date”), (2) the Company’s stockholders fail to adopt the Merger Agreement, (3) Globus Medical’s stockholders fail to approve the Issuance, (4) the Merger violates any final and non-appealable order or a law has been enacted after the date of the Merger Agreement that makes the Merger illegal or otherwise prohibited, (5) the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that would entitle the party seeking to terminate the Merger Agreement not to consummate the Merger, subject to the right of the breaching party to cure the breach, (6) prior to receiving stockholder approval, a party terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal, (7) the other party commits an intentional and material breach of its restrictions with respect to the solicitation of alternative transactions, or (8) the other party’s board of directors has changed its recommendation in favor of the Merger.

The Company will be required to make a payment to Globus Medical equal to $120 million if the Merger Agreement is terminated in certain circumstances, including because (1) Globus Medical has terminated the Merger Agreement because the Company’s board of directors has changed its recommendation in favor of the Merger; provided that the termination fee will be reduced to $75 million if the change in recommendation occurs during the 30-day period following the date of the Merger Agreement (which period may be extended for an additional five (5) days in the event an acquisition proposal is received on or after the 25th day of such 30-day period) (such period, the “Specified Period”) with respect to a superior proposal, (2) the Company has terminated the Merger Agreement in order to enter into an agreement providing for a superior proposal; provided that the termination fee will be reduced to $75 million if such termination occurs during the Specified Period, or (3) the Company materially and intentionally breaches its restrictions with respect to the solicitation of alternative transactions. The Company will also be required to make a payment to Globus Medical equal to $60 million if the Merger Agreement is terminated because the Company’s stockholders fail to adopt the Merger Agreement and at the time of such failure, the Company’s board of directors has not changed its recommendation.

Globus Medical will be required to make a payment to the Company equal to $120 million if the Merger Agreement is terminated in certain circumstances, including because (1) the Company has terminated the Merger Agreement because Globus Medical’s board of directors has changed its recommendation in favor of the Issuance; provided that the termination fee will be reduced to $75 million if the change in recommendation occurs during the Specified Period for Globus Medical with respect to a superior proposal, (2) Globus Medical has terminated the Merger Agreement in order to enter into an agreement providing for a superior proposal; provided that the termination fee will be reduced to $75 million if such termination occurs during the Specified Period in order to accept a superior proposal, or (3) Globus Medical materially and intentionally breaches its restrictions with respect to the solicitation of alternative transactions. Globus Medical will also be required to make a payment of $120 million to the Company if its stockholders fail to approve the Issuance; provided that the termination fee will be reduced to $75 million if Globus Medical’s board of directors changes its recommendation during the Specified Period in response to a superior proposal.

Additional Information

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference. A copy of the Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any factual information about the Company or Globus Medical.

The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by the Company’s stockholders or Globus Medical’s stockholders. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, the Company undertakes no obligation to update such information.

Voting Agreement

David Paul and Sonali Paul, each a stockholder of Globus Medical (together, the “Stockholders”), have entered into a voting and support agreement (the “Voting Agreement”) with the Company and Globus Medical pursuant to which such Stockholders have agreed to vote their shares of Class B common stock, par value $0.001 per share, of Globus Medical (“Globus Medical Class B Common Stock”) in accordance with the recommendation of Globus Medical’s board of directors. The Stockholders collectively own approximately 20,867,524 shares of Globus Medical Class B Common Stock, representing approximately 70% of the total voting power of outstanding common stock of Globus Medical.

The Voting Agreement will terminate at the earliest to occur of (a) the effective time of the Merger, (b) if Globus Medical’s board of directors changes its recommendation, (c) receipt of the approval of Globus Medical’s stockholders for the Issuance and (d) such date and time as the Merger Agreement is validly terminated.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 8, 2023, the Company’s board of directors approved the NuVasive, Inc. Excise Tax Gross-Up Plan (the “Plan”), which provides each of a specified group of participating executives (including J. Christopher Barry, Matthew K. Harbaugh, Nathaniel B. Sisitsky and Dale Wolf) with the right to receive a gross-up payment in the event that any payments or benefits provided to such participant in connection with the Merger become subject to the excise tax pursuant to Section 4999 of the Internal Revenue Code. The gross-up payment would generally place the participant in the same after-tax position that the participant would have been in if the excise tax did not apply to the participant, subject to an aggregate $4 million cap in total gross-up payments that may be made to all participants under the Plan. Notwithstanding the foregoing, to the extent a participant’s payments or benefits exceed the participant’s applicable Section 280G safe harbor amount by 10% or less, the participant will instead receive a reduction of payments and benefits to the extent necessary to cause the payments not to become subject to the excise tax. The Plan will automatically become effective upon, and subject to the occurrence of, the Merger and therefore will automatically terminate if the Merger Agreement is terminated without the consummation of the Merger.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On February 8, 2023, the Company’s board of directors approved and adopted “Amendment No. 3 to the Restated Bylaws of NuVasive, Inc.” which adopts an exclusive forum bylaw designating (i) a state court located within the

State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware) as the sole and exclusive forum for certain types of actions and proceedings, and (ii) the federal district courts of the United States of America as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against the Company or any director or officer of the Company. The foregoing description is qualified in its entirety by reference to the text of the amendment to the bylaws, a copy of which is filed as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of February 8, 2023, by and among NuVasive, Inc., Globus Medical, Inc. and Zebra Merger Sub, Inc.*

3.1	Amendment No. 3 to the Restated Bylaws of NuVasive, Inc.

10.1	Voting and Support Agreement, dated as of February 8, 2023, by and among NuVasive, Inc., Globus Medical, Inc., David Paul and Sonali Paul.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

*                *                 *

No Offer or Solicitation

This current report is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Information About the Transaction and Where To Find It

In connection with the proposed transaction, Globus Medical will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Globus Medical and NuVasive and that will also constitute a prospectus of Globus Medical for shares of its class A common stock to be offered in the proposed transaction. Globus Medical and NuVasive may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement statement/prospectus or registration statement or any other document which Globus Medical or NuVasive may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GLOBUS MEDICAL AND NUVASIVE ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement, definitive joint proxy statement/ prospectus and other documents filed by Globus Medical and

NuVasive with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Globus Medical and NuVasive. Requests for copies of the joint proxy statement/ prospectus and other documents filed by Globus Medical with the SEC may be made by contacting Keith Pfeil, Chief Financial Officer by phone at (610) 930-1800 or by email at kpfeil@globusmedical.com, and request for copies of the joint proxy statement/prospectus and other documents filed by NuVasive may be made by contacting Matt Harbaugh, Chief Financial Officer, by phone at (858) 210-2129 or by email at investorrelations@nuvasive.com.

Participants in the Solicitation

Globus Medical, NuVasive, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Globus Medical and their ownership of Globus Medical stock is set forth in Globus Medical’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Information regarding NuVasive’s directors and executive officers is contained in NuVasive’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. Certain directors and executive officers of Globus Medical and NuVasive may have a direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction will be included in the joint proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

Cautionary Notes on Forward-Looking Statements

This current report contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” and similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining shareholder and regulatory approvals, (iii) the anticipated tax treatment of the transaction may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (v) potential litigation relating to the proposed transaction that could be instituted against Globus Medical, NuVasive or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of Globus Medical’s or NuVasive’s common stock and on Globus Medical’s or NuVasive’s businesses or operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) the risks and costs associated with the integration of, and the ability of Globus Medical and NuVasive to integrate, their businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed transaction will harm Globus Medical’s or NuVasive’s business, including current plans and operations, (xi) the ability of Globus Medical or NuVasive to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, and (xiii) the other risks described in Globus Medical’s and NuVasive’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Globus Medical’s or NuVasive’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Globus Medical nor NuVasive assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NUVASIVE, INC.
(Registrant)

February 9, 2023	By:	/s/ Matthew K. Harbaugh
Matthew K. Harbaugh
Executive Vice President and Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

GLOBUS MEDICAL, INC.,

ZEBRA MERGER SUB, INC.,

and

NUVASIVE, INC.

dated as of February 8, 2023

i

TABLE OF CONTENTS

EXHIBITS

Exhibit A – Voting Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 8, 2023, by and among Globus Medical, Inc. (“Parent”), a Delaware corporation, Zebra Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and NuVasive, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the board of directors of Parent (the “Parent Board”) and the board of directors of the Company (the “Company Board”) each propose to effect a transaction pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned Subsidiary of Parent (the “Merger”), and pursuant to which each share of common stock of the Company, $0.001 par value per share (the “Company Common Stock”), outstanding immediately prior to the Effective Time will be converted into the right to receive 0.75 fully paid and non-assessable shares of Class A common stock of Parent, $0.001 par value per share (the “Parent Class A Common Stock”) (such ratio, as such number may be adjusted in accordance with Section 3.07, the “Exchange Ratio”), as more fully provided in this Agreement;

WHEREAS, the Company Board has (i) unanimously determined that this Agreement and the Contemplated Transactions on the terms and subject to the conditions set forth herein are advisable, fair to and in the best interests of the Company and its stockholders (the “Company Stockholders”), (ii) unanimously approved and deemed advisable the execution and delivery of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Contemplated Transactions, including the Merger and (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company Stockholders and resolved to recommend that the Company Stockholders approve the Contemplated Transactions and adopt this Agreement (the “Company Board Recommendation”);

WHEREAS, the Parent Board has (i) unanimously determined that this Agreement and the Contemplated Transactions on the terms and subject to the conditions set forth herein are advisable, fair to and in the best interests of Parent and its stockholders (the “Parent Stockholders”), (ii) unanimously approved and deemed advisable the execution and delivery of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Contemplated Transactions, including the Merger and the issuance of shares of Parent Class A Common Stock in connection therewith and (iii) directed that the issuance of shares of Parent Class A Common Stock pursuant to the terms of this Agreement be submitted to a vote at a meeting of the Parent Stockholders and resolved to recommend that the Parent Stockholders approve such issuance (the “Parent Board Recommendation”);

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has (i) unanimously determined that this Agreement and the Contemplated Transactions on the terms and subject to the conditions set forth herein are advisable, fair to and in the best interests of Merger Sub and its sole stockholder, (ii) unanimously approved and deemed advisable the execution and delivery of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Contemplated Transactions, including the Merger, and (iii) recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Contemplated Transactions, including the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, David Paul and Sonali Paul, each in his or her capacity as a Parent Stockholder (collectively, the “Supporting Stockholders”), are executing a voting and support agreement in favor of the Company in substantially the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which the Supporting Stockholders have, subject to the terms and conditions set forth therein, agreed to vote all of the shares of Parent Common Stock beneficially owned by them in the manner set forth in the Voting Agreement; and

WHEREAS, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement will be a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Certain Definitions. For purposes of this Agreement:

“Acceptable Company Confidentiality Agreement” means any agreement with the Company that is either (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receive information of, or with respect to, the Company or any of its Subsidiaries to keep such information confidential, subject to customary exceptions; provided, however, that, in each case, (i) the provisions contained therein are no less favorable in the aggregate to the Company than the terms of the Non-Disclosure Agreement (and, for the avoidance of doubt, such confidentiality agreement need not contain a “standstill” or similar obligation), and (ii) such agreement does not contain any provision that prohibits the Company from satisfying its obligations to Parent under this Agreement.

“Acceptable Parent Confidentiality Agreement” means any agreement with Parent that is either (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receive information of, or with respect to, Parent or any of its Subsidiaries to keep such information confidential, subject to customary exceptions; provided, however, that, in each case, (i) the provisions contained therein are no less favorable in the aggregate to Parent than the terms of the Non-Disclosure Agreement (and, for the avoidance of doubt, such confidentiality agreement need not contain a “standstill” or similar obligation), and (ii) such agreement does not contain any provision that prohibits Parent from satisfying its obligations to the Company under this Agreement.

“Action” means any claim, controversy, charge, cause of action, complaint, demand, audit, dispute, examination, mediation, action, suit, arbitration, proceeding, investigation or other legal proceeding.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Antitrust Laws” mean the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act, state antitrust laws, and all other applicable Laws (including non-U.S. Laws), and the rules and regulations promulgated thereunder, issued by a Governmental Body that are designed or intended to preserve or protect competition; prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position; to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly; or to regulate foreign investment.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banks are closed in New York, New York.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, as may be amended from time to time, and any administrative or other guidance published with respect thereto by any Governmental Body (including IRS Notice 2020-22), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, IRS Notices 2020-65 or 2021-11, and the Consolidated Appropriations Act, 2021) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Body).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 2023 Convertible Notes” means the Company’s 1.00% Convertible Senior Notes due 2023 issued under the Company 2023 Notes Indenture.

“Company 2023 Notes Indenture” means that certain Indenture, dated June 1, 2020, between the Company and Wilmington Trust, National Association, as Trustee, as amended, restated, supplemented or otherwise modified from time to time, governing the terms of the Company 2023 Convertible Notes.

“Company 2023 Option Confirmations” means (i) that certain Base Call Option Confirmation between Bank of America, N.A. and the Company, dated as of May 27, 2020, (ii) that certain Base Call Option Confirmation between Barclays Bank PLC and the Company, dated as of May 27, 2020, (iii) that certain Base Call Option Confirmation between Morgan Stanley & Co. International plc and the Company, dated as of May 27, 2020, (iv) that certain Base Call Option Confirmation between Royal Bank of Canada and the Company, dated as of May 27, 2020, (v) that certain Additional Call Option Confirmation between Bank of America, N.A. and the Company, dated as of June 2, 2020, (vi) that certain Additional Call Option Confirmation between Barclays Bank PLC and the Company, dated as of June 2, 2020, (vii) that certain Additional Call Option Confirmation between Morgan Stanley & Co. International plc and the Company, dated as of June 2, 2020, and (viii) that certain Additional Call Option Confirmation between Royal Bank of Canada and the Company, dated as of June 2, 2020, in each case, as amended, supplemented or otherwise modified by, as applicable, (a) that certain Base Bond Hedge Side Letter between Bank of America, N.A. and the Company, dated as of May 27, 2020, (b) that certain Base Bond Hedge Side Letter between Barclays Bank PLC and the Company, dated as of May 27, 2020, (c) that certain Base Bond Hedge Side Letter between Morgan Stanley & Co. International plc and the Company, dated as of May 27, 2020, (d) that certain Base Bond Hedge Side Letter between Royal Bank of Canada and the Company, dated as of May 27, 2020, (e) that certain Additional Bond Hedge Side Letter between Bank of America, N.A. and the Company, dated as of June 2, 2020, (f) that certain Additional Bond Hedge Side Letter between Barclays Bank PLC and the Company, dated as of June 2, 2020, (g) that certain Additional Bond Hedge Side Letter between Morgan Stanley & Co. International plc and the Company, dated as of June 2, 2020, and (h) that certain Additional Bond Hedge Side Letter between Royal Bank of Canada and the Company, dated as of June 2, 2020, in each case, as further amended, supplemented, or otherwise modified from time to time.

“Company 2023 Warrant Confirmations” means (i) that certain Base Warrant Transaction Confirmation between Bank of America, N.A. and the Company, dated as of May 27, 2020, (ii) that certain Base Warrant Transaction Confirmation between Barclays Bank PLC and the Company, dated as of May 27, 2020, (iii) that certain Base Warrant Transaction Confirmation between Morgan Stanley & Co. International plc and the Company, dated as of May 27, 2020, (iv) that certain Base Warrant Transaction Confirmation between Royal Bank of Canada and the Company, dated as of May 27, 2020, (v) that certain Additional Warrant Transaction Confirmation between Bank of America, N.A. and the Company, dated as of June 2, 2020, (vi) that certain Additional Warrant Transaction Confirmation between Barclays Bank PLC and the Company, dated as of June 2, 2020, (vii) that certain Additional Warrant Transaction Confirmation between Morgan Stanley & Co. International plc and the Company, dated as of June 2, 2020, and (viii) that certain Additional Warrant Transaction Confirmation between Royal Bank of Canada and the Company, dated as of June 2, 2020, in each case as amended, supplemented or modified by, as applicable, (a) that certain Amendment Agreement between Bank of America, N.A. and the Company, dated as of October 26, 2020, (b) that certain Amendment Agreement between Barclays Bank PLC and the Company, dated as of October 26, 2020, (c) that certain Amendment Agreement between Morgan Stanley & Co. International plc and the Company, dated as of October 26, 2020, and (d) that certain Amendment Agreement between Royal Bank of Canada and the Company, dated as of October 26, 2020, in each case, as further amended, supplemented, or otherwise modified from time to time.

“Company 2025 Convertible Notes” means the Company’s 0.375% Convertible Senior Notes due 2025 issued under the Company 2025 Notes Indenture.

“Company 2025 Notes Indenture” means that certain Indenture, dated March 2, 2020, between the Company and Wilmington Trust, National Association, as Trustee, as amended, restated, supplemented or otherwise modified from time to time, governing the terms of the Company 2025 Convertible Notes.

“Company 2025 Option Confirmations” means (i) that certain Base Call Option Confirmation between The Bank of Nova Scotia and the Company, dated as of February 26, 2020, (ii) that certain Base Call Option Confirmation between Barclays Bank PLC and the Company, dated as of February 26, 2020, (iii) that certain Base Call Option Confirmation between JPMorgan Chase Bank, National Association and the Company, dated as of February 26, 2020, (iv) that certain Base Call Option Confirmation between Morgan Stanley & Co. International plc and the Company, dated as of February 26, 2020, and (v) that certain Base Call Option Confirmation between Royal Bank of Canada and the Company, dated as of February 26, 2020, in each case, as amended, supplemented or otherwise modified by, as applicable, (a) that certain Base Bond Hedge Side Letter between The Bank of Nova Scotia and the Company, dated as of February 26, 2020, (b) that certain Base Bond Hedge Side Letter between Barclays Bank PLC and the Company, dated as of February 26, 2020, (c) that certain Base Bond Hedge Side Letter between JPMorgan Chase Bank, National Association and the Company, dated as of February 26, 2020, (d) that certain Base Bond Hedge Side Letter between Morgan Stanley & Co. International plc and the Company, dated as of February 26, 2020, and (e) that certain Base Bond Hedge Side Letter between Royal Bank of Canada and the Company, dated as of February 26, 2020, in each case, as further amended, supplemented, or otherwise modified from time to time.

“Company 2025 Warrant Confirmations” means (i) that certain Base Warrant Transaction Confirmation between The Bank of Nova Scotia and the Company, dated as of February 26, 2020, (ii) that certain Base Warrant Transaction Confirmation between Barclays Bank PLC and the Company, dated as of February 26, 2020, (iii) that certain Base Warrant Transaction Confirmation between JPMorgan Chase Bank, National Association and the Company, dated as of February 26, 2020, (iv) that certain Base Warrant Transaction Confirmation between Morgan Stanley & Co. International plc and the Company, dated as of February 26, 2020, and (v) that certain Base Warrant Transaction Confirmation between Royal Bank of Canada and the Company, dated as of February 26, 2020, in each case, as amended, supplemented, or otherwise modified from time to time.

“Company Acquisition Proposal” means any indication of interest, inquiry, proposal or offer, whether or not in writing, from any Person (other than Parent or any of its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to any transaction or series of transactions involving the (a) direct or indirect acquisition or purchase of a business or assets that constitutes twenty percent (20%) or more of the consolidated net revenues, net income or the assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole, (b) direct or indirect issuance, acquisition or purchase of twenty percent (20%) or more of any class of equity securities or capital stock of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (c) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, share exchange, exchange offer, recapitalization or other similar transaction that if consummated would result in any Person or group beneficially owning twenty percent (20%) or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (d) the sale, transfer, lease, exclusive license or other divestiture or disposition by the Company of any business line, product line, Intellectual Property or other assets of the Company and/or its Subsidiaries that constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets (based on the fair market thereof) of the Company and its Subsidiaries, taken as a whole, or (e) any combination of the foregoing of clauses (a) through (d).

“Company Balance Sheet Date” means September 30, 2022.

“Company Call Options” means each outstanding option to purchase shares of Company Common Stock pursuant to the Company 2023 Option Confirmations or the Company 2025 Option Confirmations.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Convertible Notes” means, collectively, the Company 2023 Convertible Notes and the Company 2025 Convertible Notes.

“Company Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated as of February 24, 2020, by and among the Company, certain material Subsidiaries of the Company, as guarantors, Bank of America, N.A. and each of those additional lenders that are a party to such agreement, as amended by that certain Amendment No. 1, dated as of May 26, 2020 and as further amended or supplemented from time to time in accordance with the terms thereof.

“Company Employee” means each individual who is an employee of the Company or its Subsidiaries as of the Effective Time.

“Company Equity Plans” means the 2014 Equity Incentive Plan of the Company and the 2015 Ellipse Technologies, Inc. Incentive Award Plan.

“Company ESPP” means the Company’s 2004 Amended and Restated Employee Stock Purchase Plan, as amended.

“Company Excluded Party” means any Person or group of Persons from whom the Company has received during the Window Shop Period a bona fide written Company Acquisition Proposal that (a) did not result from a material breach of Section 7.04, (b) in the event the Agreement is not terminated during the Window Shop Period, remains pending at the conclusion of the Window Shop Period and (c) the Company Board determines after consultation with its financial advisors and outside legal counsel prior to the end of the Window Shop Period constitutes or could reasonably be expected to lead to a Company Superior Proposal; provided, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person or group, such Person or group shall not be deemed to be a “Company Excluded Party” unless the Company shall have notified Parent that such Person has satisfied such criteria by no later than 5:00 pm (New York time) on the first Business Day following the end of the Window Shop Period (or, in the event a Company Acquisition Proposal was received on or following the twenty fifth (25th) day of the Window Shop Period, then by no later than 5:00 p.m. (New York time) on the first Business Day immediately following five (5) days after the end of the Window Shop Period); provided, further, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person or group, such Person or group shall immediately and irrevocably cease to be a “Company Excluded Party” if, at any time after the conclusion of the Window Shop Period, a Company Acquisition Proposal submitted by such Person is withdrawn, terminates or expires, it being understood that a modification of a Company Acquisition Proposal submitted by a Person or group will not be deemed to be a withdrawal or termination of such Company Acquisition Proposal.

“Company Exclusively Licensed Intellectual Property” means all Intellectual Property that is exclusively licensed to the Company or any of its Subsidiaries by a Third Party.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 4.01 (Organization and Corporate Power); Section 4.02 (Authorization; Valid and Binding Agreement); Section 4.03(d)(first two sentences only) (Company Capital Stock); Section 4.05 (No Breach) (solely with respect to clause (a) thereof); and Section 4.24 (Brokerage).

“Company Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development, that, individually or in the aggregate has had or would reasonably be expected to (a) have a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (b) prevent or materially impair the ability of the Company to consummate the Merger by the End Date, other than, solely with respect to clause (a), any change, effect, event, circumstance, occurrence, state of facts or development related to or resulting from: (i) general business or economic conditions affecting the industry in which the Company and its Subsidiaries operate, to the extent such change or effect does not disproportionately adversely affect the Company and its Subsidiaries relative to other industry participants; (ii) acts of god, natural disasters, force majeure events, weather or environmental events, health emergencies, pandemics (including COVID-19) or epidemics (or the escalation of any of the foregoing) and any governmental or industry responses thereto (including COVID-19 Measures), to the extent such change or effect does not disproportionately adversely affect the Company and its Subsidiaries relative to other industry participants; (iii) geopolitical conditions, the occurrence or the escalation or worsening of any military, terrorist or cyberterrorism, civil or political unrest, acts of war, hostilities or sabotage, to the extent such change or effect does not disproportionately adversely affect the Company and its Subsidiaries relative to other industry participants; (iv) changes in general United States or global economic conditions or other general business, financial or market conditions, including changes in the financial, banking, currency or securities markets (including any disruption thereof), and changes in regulatory, legislative or political conditions, to the extent such change or effect does not disproportionately adversely affect the Company and its Subsidiaries relative to other industry participants; (v) changes in GAAP after the date hereof; (vi) changes in Laws or Orders after the date hereof, to the extent such change or effect does not disproportionately adversely affect such party relative to other industry participants; (vii) changes in and of itself in the Company’s stock price or the trading volume of the Company’s stock or any change in the credit rating of the Company (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition); (viii) the failure in and of itself of the Company to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition); (ix) the execution or delivery of this Agreement, the announcement or pendency of this Agreement or the Contemplated Transactions, the identity of the Parties or the taking of any action required or explicitly permitted by this Agreement or the other Transaction Documents, including the impact of any of the foregoing on the relationships of the Company or any of its Subsidiaries with Governmental Bodies, customers, franchisees, suppliers, partners, officers, employees or other material business relations; (x) Transactional Litigation; and (xi) any action taken by the Company or any of the Company’s Subsidiaries at Parent’s written request or with Parent’s written consent.

“Company Material Non-Exclusive Intellectual Property” means all Intellectual Property that is non-exclusively licensed to the Company or any of its Subsidiaries, that is material to the business of the Company and its Subsidiaries.

“Company Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Plan” means a Plan that the Company or any of its Subsidiaries sponsors, maintains, contributes to, or is obligated to contribute to, in each case, for the benefit of any current or former employee, officer, independent contractor (who is a natural person) or director of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any Liability. For clarity, “Company Plans” includes “Company Equity Plans” and the “Company ESPP.”

“Company Preferred Stock” means the preferred stock of the Company, par value $0.001 per share.

“Company PRSU Award” means each award of performance restricted stock units representing the right to vest in and be issued shares of Company Common Stock granted pursuant to a Company Equity Plan.

“Company RSU Award” means each award of restricted stock units representing the right to vest in and be issued shares of Company Common Stock granted pursuant to a Company Equity Plan, other than each Company PRSU Award.

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal (except the references in the definition thereof to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) that the Company Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, (i) is reasonably capable of being consummated in accordance with its terms and (ii) if consummated, would be more favorable, from a financial point of view, to the stockholders (in their capacity as such) of the Company than the Contemplated Transactions (taking into account any legal, regulatory, timing, financing and other aspects of such Company Acquisition Proposal (including certainty of closing), the Person making the Company Acquisition Proposal and any revisions to this Agreement made or proposed by Parent pursuant to Section 7.04(b).

“Company Warrant” means each outstanding warrant to purchase shares of Company Common Stock pursuant to the Company 2023 Warrant Confirmations or the Company 2025 Warrant Confirmations.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Permit).

“Contemplated Transactions” means each of the transactions contemplated by this Agreement, including the Merger.

“Contract” means any written or oral agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates, in each case excluding any Company Plan.

“Copyrights” means copyrights and equivalent rights in copyrightable subject matter, including all published and unpublished works of authorship and the registrations and applications, and renewals, extensions, restorations, and reversions thereof.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, workplace safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Body, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“DTC” shall mean The Depository Trust Company.

“Environmental Laws” means all applicable Laws, and all judicial and administrative orders and determinations that are binding upon the Company or Parent, as applicable, and all applicable policies, practices and guidelines of a Governmental Body that have, or are determined to have, the force of law, concerning pollution or protection of the environment, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control or cleanup of any Hazardous Substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date, and all Permits issued or required to be issued thereunder.

“ERISA Affiliate” means, with respect to any entity, any other entity, trade or business (whether or not incorporated) which is, or has at any relevant time been, treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Fraud” means actual and intentional fraud under the common law of Delaware (and shall exclude any claim based on equitable fraud, constructive knowledge, reckless or negligent misrepresentation or any similar theory).

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof.

“Good Clinical Practices” means the standards for good clinical practices relating to the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials as required by applicable Law, including those contained in 21 C.F.R. Parts 50, 54, 56 and 312 and other applicable regulations promulgated under the FDCA and the PHSA, as applicable.

“Good Laboratory Practices” means the standards for conducting non-clinical laboratory studies as required by applicable Law, including those contained in 21 C.F.R. Part 58 as in effect at the time of such studies, and the requirements thereunder imposed by the FDA, and the equivalent applicable Laws by a comparable foreign Governmental Body in any other country or jurisdiction in which Products are tested, used or sold.

“Good Manufacturing Practices” means the current good manufacturing practices for drugs and finished pharmaceutical products, and medical devices required by applicable Law, including those contained in 21 C.F.R. Parts 210, 211, and 820 as in effect at the time of manufacture, and the equivalent applicable Laws by a comparable foreign Governmental Body in any other country or jurisdiction in which Products are manufactured, used or sold.

“Good Tissue Practices” means the current good tissue practices for HCT/Ps required by applicable Law, including those contained in 21 C.F.R. Part 1271 as in effect at the time of manufacture, and the equivalent applicable Laws by a comparable foreign Governmental Body in any other country or jurisdiction in which Products are manufactured, used or sold.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, including without limitation any arbitrator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Hazardous Substance” means petroleum or any hazardous substance as defined in CERCLA or any waste, material or substance that is regulated, defined or designated as dangerous, hazardous, radioactive, explosive, toxic or a pollutant or contaminant under or pursuant to any Environmental Law.

“Healthcare Laws” means all applicable Laws and Orders to which the Company and its Subsidiaries are subject (i) relating to healthcare, healthcare providers and facilities, participation in federal health care programs, the practice of medicine, institutional and professional licensure, medical documentation and physician orders, medical record retention, laboratory services, unprofessional conduct, fee-splitting, referrals, billing and submission of false or fraudulent claims, corporate practice of medicine, claims processing, medical necessity, medical information privacy and security, patient confidentiality and informed consent, hiring of employees or health care providers or acquisition of services from Persons excluded from participation in federal health care programs, standards of care, quality assurance, risk management, utilization review, peer review, mandated reporting of incidents, occurrences, diseases and events, advertising or marketing of healthcare services, or the enforceability of restrictive covenants on health care providers; or (ii) governing or relating to the design, manufacturing, testing, distribution, sale, marketing, advertising, ordering or referring of, or the billing, coding or payment for medical devices, biological products, human cells, tissues, and cellular or tissue-based products (“HCT/Ps”), or other products or services pertaining to health care. Healthcare Laws includes, but is not limited to, the FDCA, the Medical Devices Regulation, the Medical Devices Directive, Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), TRICARE (10 U.S.C. § 1071 et seq.), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), state anti-kickback statutes, the federal self-referral law (42 U.S.C. § 1395nn), state self-referral laws, criminal false claims statutes (e.g., 18 U.S.C. §§ 287 and 1001), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3801 et seq.), the Beneficiary Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)), the Clinical Laboratory Improvement Act (42 U.S.C. § 263a et seq.), the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (P.L. 108-173, 117 Stat. 2066), the No Surprises Act (Title XXVII of the Public Health Service Act), the Civil Monetary Penalty Law (42 U.S.C. § 1320a-7a), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.) and the exclusion laws (42 U.S.C. § 1320a-7), the Prescription Drug Marketing Act of 1987, the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the Comprehensive Drug Abuse Prevention and Control Act of 1970 and any amendments thereto, the Controlled Substances Act and any amendments thereto, Pricing Reporting Laws, all regulations or guidance promulgated pursuant to such Laws and any comparable non-U.S. Law, and any other similar federal, state or non-U.S. Law that regulates the provision of healthcare or the design, development, testing, studying, manufacturing, processing, storing, importing or exporting, licensing, labeling or packaging, advertising, distributing, selling, pricing or marketing of biological products, HCT/Ps, or medical devices, or that is related to remuneration (including ownership) to or by physicians or other health care providers (including kickbacks).

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320-d—1320d-9), as amended by the Health Information Technology for Economic and Clinical Health Act, enacted as Title XIII of Division A and Title IV of Division B, and all implementing regulations.

“Indentures” means each of the Company 2023 Notes Indenture and the Company 2025 Notes Indenture.

“Intellectual Property” means all of the following, and rights in, arising out of, or associated therewith, throughout the world: (a) Trademarks; (b) Patents; (c) Trade Secrets; (d) Copyrights; (e) Internet domain names and social media identifiers; and (f) all other intellectual property rights, whether or not subject to Patent, Copyright, Trademark or other intellectual property registration or classification, now known in any jurisdiction worldwide.

“IT Assets” means computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment.

“Knowledge” of Parent or the Company, as applicable, means, with respect to any matter in question, the actual knowledge of any of such Party’s executive officers listed on Section 1.01 of the Company Disclosure Letter (such persons, the “Company Knowledge Persons”) or Section 1.01 of the Parent Disclosure Letter (such persons, the “Parent Knowledge Persons”), as applicable, in each case after reasonable inquiry of their direct reports.

“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, statute, code, order, ordinance, Permit, rule, regulation, guidance document or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, and, for the sake of clarity, includes Healthcare Laws and Environmental Laws.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, right of first refusal, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any stockholder or similar agreement, encumbrance or restriction, in each case, other than transfer restrictions under applicable securities laws.

“Medical Devices Directive” means Directive 93/42/EEC.

“Medical Devices Regulation” means Regulation (EU) 2017/45.

“Non-U.S. Plan” means a Company Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not U.S. Law also applies).

“Order” means any decision, award, writ, judgment, decree, ruling, verdict, injunction, assessment, penalty, or similar order made, issued or entered by, or settlement with, any Governmental Body.

“Organizational Documents” means, with respect to any Person (other than a natural Person), (a) the certificate or articles of incorporation, organization, amalgamation or continuation and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, limited liability agreement, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Acquisition Proposal” means any indication of interest, inquiry, proposal or offer, whether or not in writing, from any Person (other than the Company or any of its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to any transaction or series of transactions involving the (a) direct or indirect acquisition or purchase of a business or assets that constitutes twenty percent (20%) or more of the consolidated net revenues, net income or the assets (based on the fair market value thereof) of Parent and its Subsidiaries, taken as a whole, (b) direct or indirect issuance, acquisition or purchase of twenty percent (20%) or more of any class of equity securities or capital stock of Parent or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole, (c) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, share exchange, exchange offer, recapitalization or other similar transaction that if consummated would result in any Person or group beneficially owning twenty percent (20%) or more of any class of equity securities of Parent or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole, (d) the sale, transfer, lease, exclusive license or other divestiture or disposition by Parent of any business line, product line, Intellectual Property or other assets of Parent and/or its Subsidiaries that constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets (based on the fair market thereof) of Parent and its Subsidiaries, taken as a whole, or (e) any combination of the foregoing clauses (a) through (d).

“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.

“Parent Class B Common Stock” means the shares of Class B common stock, par value $0.001 per share, of Parent.

“Parent Class C Common Stock” means the shares of Class C common stock, par value $0.001 per share, of Parent.

“Parent Common Stock” means, collectively, the Parent Class A Common Stock, the Parent Class B Common Stock and the Parent Class C Common Stock.

“Parent Equity Award” means each Parent Option, Parent Restricted Share, Parent RSU Award or other equity award issued pursuant to a Parent Equity Plan.

“Parent Equity Plans” means each of Parent’s 2008 Stock Plan, Parent’s 2012 Equity Incentive Plan, and Parent’s 2021 Equity Incentive Plan, in each case, as amended.

“Parent Excluded Party” means any Person or group of Persons from whom Parent has received during the Window Shop Period a bona fide written Parent Acquisition Proposal that (a) did not result from a material breach of Section 7.05, (b) in the event the Agreement is not terminated during the Window Shop Period, remains pending at the conclusion of the Window Shop Period and (c) the Parent Board determines after consultation with its financial advisors and outside legal counsel prior to the end of the Window Shop Period constitutes or could reasonably be expected to lead to a Parent Superior Proposal; provided, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person or group, such Person or group shall not be deemed to be a “Parent Excluded Party” unless Parent shall have notified the Company that such Person or group has satisfied such criteria by no later than 5:00 pm (New York time) on the first Business Day following the end of the Window Shop Period (or, in the event a Parent Acquisition Proposal was received on or following the twenty fifth (25th) day of the Window Shop Period, then by no later than 5:00 p.m. (New York time) on the first Business Day immediately following five (5) days after the end of the Window Shop Period); provided, further, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person or group, such Person or group shall immediately and irrevocably cease to be a “Parent Excluded Party” if, at any time after the conclusion of the Window Shop Period, a Parent Acquisition Proposal submitted by such Person or group is withdrawn, terminates or expires, it being understood that a modification of a Parent Acquisition Proposal submitted by a Person or group will not be deemed to be a withdrawal or termination of such Parent Acquisition Proposal.

“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Section 5.01 (Organization and Corporate Power), Section 5.02 (Authorization; Valid and Binding Agreement), Section 5.03(b) (first two sentences only) and (c) (Parent Capital Stock), Section 5.05 (No Breach) (solely with respect to clause (a) thereof); and Section 5.13 (Brokerage).

“Parent Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development, that, individually or in the aggregate, has had or would reasonably be expected to (a) have a material adverse effect on the business, assets, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, or (b) prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger by the End Date, other than, solely with respect to clause (a), any change, effect, event, circumstance, occurrence, state of facts or development related to or resulting from (i) general business or economic conditions affecting the industry in which Parent and its Subsidiaries operates, to the extent such change or effect does not disproportionately adversely affect Parent and its Subsidiaries relative to other industry participants; (ii) acts of god, natural disasters, force majeure events, weather or environmental events, health emergencies, pandemics (including COVID-19) or epidemics (or the escalation of any of the foregoing) and any governmental or industry responses thereto (including COVID-19 Measures), to the extent such change or effect does not disproportionately adversely affect Parent and its Subsidiaries relative to other industry participants; (iii) geopolitical conditions, the occurrence or the escalation or worsening of any military, terrorist or cyberterrorism, civil or political unrest, any acts of war, hostilities, or sabotage, to the extent such change or effect does not disproportionately adversely affect Parent and its Subsidiaries relative to other industry participants; (iv) changes in general United States or global economic conditions or other general business, financial or market conditions, including changes in the financial, banking, currency or securities markets (including any disruption thereof), and changes in regulatory, legislative or political conditions, to the extent such change or effect does not disproportionately adversely affect Parent and its Subsidiaries relative to other industry participants; (v) changes in GAAP after the date hereof; (vi) changes in Laws or Orders after the date hereof, to the extent such change or effect does not disproportionately adversely affect Parent and its Subsidiaries relative to other industry participants; (vii) changes in and of itself in Parent’s stock price or the trading volume of Parent’s stock or any change in the credit rating of Parent (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), (viii) the failure in and of itself to meet internal or analysts’

expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition); (ix) the execution or delivery of this Agreement, the announcement or pendency of this Agreement or the Contemplated Transactions, the identity of the Parties or the taking of any action required or explicitly permitted by this Agreement or the other Transaction Documents, including the impact of any of the foregoing on the relationships of Parent or any of its Subsidiaries with Governmental Bodies, customers, franchisees, suppliers, partners, officers, employees or other material business relations; (x) Transactional Litigation; and (xi) any action taken by Parent or any of the Subsidiaries of Parent at Company’s written request or with Company’s written consent.

“Parent Option” means each award granted pursuant to a Parent Equity Plan of an option to purchase shares of Parent Class A Common Stock.

“Parent Preferred Stock” means the preferred stock of Parent, par value $0.001 per share.

“Parent Restricted Share” means shares of Parent Class A Common Stock subject to vesting conditions based on continuing service, based on performance, or based on both continuing service and performance.

“Parent RSU Award” means each award of restricted stock units representing the right to vest in and be issued shares of Parent Class A Common Stock granted pursuant to a Parent Equity Plan.

“Parent Superior Proposal” means a bona fide written Parent Acquisition Proposal (except the references in the definition thereof to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) that the Parent Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, (i) is reasonably capable of being consummated in accordance with its terms and (ii) if consummated, would be more favorable, from a financial point of view, to the stockholders (in their capacity as such) of Parent than the Contemplated Transactions (taking into account any legal, regulatory, timing, financing and other aspects of such Parent Acquisition Proposal (including certainty of closing), the Person making the Parent Acquisition Proposal and any revisions to this Agreement made or proposed by the Company pursuant to Section 7.06(a).

“Patents” means active patents (including utility and design patents), patent applications (including provisional, non-provisional, and national phase applications), and any patents granted therefrom, including any divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions, and renewals thereof.

“Permits” means all approvals, authorizations, certificates, clearances, consents, licenses, orders and permits and other similar authorizations of all Governmental Bodies and all other Persons.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges (i) not yet due and payable or (ii) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in the financial statements in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts which are not delinquent (or which are being contested in good faith by appropriate proceedings) or which are not, individually or in the aggregate, significant, (c) zoning, entitlement, building and other land use regulations or restrictions imposed by governmental agencies having jurisdiction over the Company Real Property which are not violated by the current use and operation of such Company Real Property and that do not materially impair the occupancy, marketability or use of such real property for the purposes for which it is currently used or proposed to be used in connection with the Company’s business, (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Company Real Property that do not materially impair the occupancy, marketability or use of such real property for the purposes for which it is currently used or proposed to be used in connection with the Company’s business, (e) Liens arising under workers’ compensation, unemployment insurance and social security, (f) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents, (g) Liens arising from non-exclusive outbound licenses of Intellectual Property in the ordinary course of business, (h) security deposits and cash collateral securing performance bonds, leases and letters of credit in the ordinary course of business, (i) Liens, encumbrances or imperfections of title in the ordinary course of business which do not secure indebtedness for borrowed money or the deferred purchase price of any assets (or any guarantee thereof) and which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the occupancy, marketability or use of such real property for the purposes for which it is currently used or proposed to be used in connection with the Company’s and its Subsidiaries’ business, (j) Liens relating to intercompany borrowings among the Company and/or its wholly owned Subsidiaries, (k) Liens to be released at or prior to the Closing, (l) Liens securing obligations under the Company Credit Agreement or other indebtedness incurred after the date hereof not in contravention of this Agreement, so long as such Liens are released at or prior to the Closing in accordance with this Agreement (to the extent required hereby), (m) leases, subleases, licenses and occupancy agreements by the Company as landlord, sublandlord or licensor, (n) Liens disclosed on any title insurance policy held by the Company in existence on the date of this Agreement, (o) with respect to leased property, all Liens existing on the date of the applicable lease, and all mortgages and deeds of trust now or hereafter placed on the leased property by the third-party landlord, and (p) non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity or any Governmental Body.

“Personal Information” means all data relating to an identified or identifiable natural person, household or device (i.e., data that identifies an individual or, in combination with any other information or data, is capable of identifying an individual, household or device) or information that constitutes “personal data”, “personal information” or “personally identifiable information”, or any similar term, as defined in Privacy Laws applicable to the Company and its Subsidiaries.

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other compensation and benefit plan, policy, program, arrangement or agreement, whether written or unwritten, funded or unfunded, whether or not subject to ERISA, including all plans of such type under foreign laws and foreign equivalents but excluding any plan, policy, program, arrangement or agreement sponsored by any Governmental Body, and covering one or more current or former employees or directors of the Company and its Subsidiaries, including, without limitation, any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, retention, employment, change in control, bonus, incentive, deferred compensation, pension, retirement, supplemental retirement, health, dental, vision, disability, life insurance, death benefit, health, welfare, vacation, paid time off, leave of absence, employee assistance, legal services, tuition assistance, fringe benefit or other benefit plan, policy, program, arrangement, or agreement.

“Pricing Reporting Laws” means, collectively, the applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126), the Medicare Part D Coverage Gap Discount Program, or any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs, or any equivalent non-U.S. Laws, rules or regulations by a comparable foreign Governmental Body.

“Privacy Laws” means all Laws regulating the privacy, security, protection and/or processing of Company data, including, without limitation, HIPAA, state data breach notification Laws, state health information protection Laws, state social security number protection Laws, Section 5 of the Federal Trade Commission Act, all state regulations related to unfair or deceptive trade practices, the Fair Credit Reporting Act, the Children’s Online Privacy Protection Act, the Electronic Communications Privacy Act, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, the Telephone Consumer Protection Act, the Americans with Disabilities Act and the Web Content Accessibility Guidelines, all Laws related to faxes, telemarketing and text messaging, and all Laws related to breach notification, privacy and/or information security.

“Products” means any medical device, durable medical equipment or other product that the Company or any of its current Subsidiaries is currently or at any time since December 31, 2019 has been manufacturing, distributing, marketing or selling and any products currently under preclinical or clinical development by the Company.

“Representative” means the directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of a party.

“Sanctioned Country” means any country or other territory subject to a comprehensive export, import, financial or investment embargo under any Sanctions Laws, which currently comprise Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic.

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions Laws, including the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (i) any Person identified in any list of Sanctioned Persons maintained by (A) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security or the United States Department of State, (B) Her Majesty’s Treasury of the United Kingdom, (C) any committee of the United Nations Security Council, or (D) the European Union, (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly fifty percent (50%) or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in the foregoing clauses (i) or (ii).

“Sanctions Laws” means all applicable Laws concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified Persons or countries or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any applicable Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Takeover Law” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transaction,” or “business combination” statute or regulation or other similar antitakeover Laws of any Governmental Body.

“Tax” or “Taxes” means any and all federal, state, local or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, estimated, or other tax of any kind, including any interest, penalty or addition thereto.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Body in connection with the determination, assessment, administration or collection of any Tax, including all information returns relating to Taxes of Third Parties, any claims for refund of Taxes and any amendments or supplements to any of the foregoing.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than the Company, Parent or any of their respective Affiliates or Representatives.

“Trade Secrets” means trade secrets, know-how, and any other proprietary or confidential information, including customer, distributor, consumer, and supplier lists and data, technology, clinical and technical data, operational data, engineering information, invention and technical reports, pricing information, research and development information, processes, formulae, methods, formulations, discoveries, specifications, designs, algorithms, plans, improvements, models, and methodologies, in each case that derive independent economic value from not being generally known.

“Trademarks” means trademarks, service marks, corporate names, trade names, brand names, logos, slogans, trade dress, and other indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby.

“Transaction Documents” means this Agreement, the Voting Agreement, the Exchange Agent Agreement and the certificates delivered pursuant to Section 7.16(a), Section 8.02(d) and Section 8.03(d).

“Transaction Litigation” means any claim or legal proceeding (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of, against or otherwise involving the Company or Parent, the Company Board or Parent Board, any committee thereof and/or any of the Company’s or Parent’s directors or officers, each as applicable, relating directly or indirectly to this Agreement, the Merger or any of the Contemplated Transactions or disclosures of a party relating to the Contemplated Transactions including any such claim or legal proceeding based on allegations that the Company’s or Parent’s entry into this Agreement, as applicable, or the terms and conditions of this Agreement or any of the Contemplated Transactions constituted a breach of the fiduciary duties of any member of the Company Board or Parent Board or any officer of the Company or Parent, each as applicable.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“Window Shop Period” means the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York time) on the date that is thirty (30) days after the date of this Agreement; provided, that solely for purposes of determining the amount of the Company Termination Fee pursuant to Section 9.03(i) or the amount of the Parent Termination Fee pursuant to Section 9.03(j), as applicable, and solely in the case of a Company Excluded Party or Parent Excluded Party, as applicable, that first submits a Company Acquisition Proposal or Parent Acquisition Proposal, as applicable, to the Company or Parent, as applicable, on or following the twenty fifth (25th) day of such thirty (30) day period, then the “Window Shop Period” shall be extended until the date that is thirty five (35) days after the date of this Agreement.

Section 1.02. Other Defined Terms.

The below table lists the sections where the below terms are defined.

Term	Location
Additional Directors	Section 2.06(b)
Agreement	Preamble
Anti-Corruption Laws	Section 4.10(f)
Book-Entry Share	Section 3.03
Cancelled Shares	Section 3.01(a)(i)
CERCLA	Section 4.19(d)
Certificate	Section 3.03
Certificate of Merger	Section 2.03
Claim Expenses	Section 7.09(b)
Clean Team Agreement	Section 7.01(f)
Closing	Section 2.02
Closing Date	Section 2.02
CMS	Section 4.21(i)
Company	Preamble
Company 401(k) Plan	Section 7.08(c)
Company Adverse Recommendation Change	Section 7.04(b)
Company Annual Meeting Portion	Section 7.03(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Knowledge Persons	Definition of Knowledge
Company Material Contract	Section 4.14(a)
Company Material Intellectual Property	Section 4.15(f)
Company Notice Period	Section 7.04(b)
Company Organizational Documents	Section 4.01
Company Permits	Section 4.21(a)
Company Real Property	Section 4.12(c)
Company Real Property Lease	Section 4.12(c)
Company Real Property Leases	Section 4.12(c)
Company Regulatory Agency	Section 4.21(a)
Company Safety Notices	Section 4.21(f)
Company SEC Documents	Section 4.07(a)
Company Stockholder Approval	Section 4.02
Company Stockholders	Recitals
Company Stockholders’ Meeting	Section 7.03(a)
Company Subsidiary Securities	Section 4.04
Company Tax Certificate	Section 7.16(a)
Company Tax Counsel	Section 7.16(a)
Company Termination Fee	Section 9.03(i)
Company Transaction Documents	Section 4.02
Confidentiality Agreement	Section 7.01(f)
control	Definition of Affiliate
controlled	Definition of Affiliate
controlling	Definition of Affiliate

Converted PRSU	Section 3.02(b)(ii)(B)
Credit Agreement Termination	Section 7.17
D&O Claim	Section 7.09(b)
DEA	Section 4.21(a)
Defaulting Party	Section 9.03(k)
DGCL	Section 2.01
DOJ	Section 4.21(i)
Effective Time	Section 2.03
Eligible Shares	Section 3.01(a)(ii)
End Date	Section 9.01(d)(ii)
Enforceability Exceptions	Section 4.02
ERISA	Section 4.18(a)
Exchange Act	Section 4.06
Exchange Agent	Section 3.04(a)
Exchange Agent Agreement	Section 3.04(a)
Exchange Fund	Section 3.04(a)
Exchange Ratio	Recitals
Exchanged PRSU	Section 3.02(b)
Exchanged RSU	Section 3.02(a)
FCPA	Section 4.10(g)
FDA	Section 4.21(a)
FDCA	Section 4.21(a)
Forum	Section 10.06(b)
HHS-OIG	Section 4.21(i)
HSR Act	Section 4.06
Indemnified Party	Section 7.09(b)
Intended Tax Treatment	Section 7.16(a)
Intentional and Material Breach	Section 9.02
Joint Proxy Statement	Section 7.02(a)
Leased Real Property	Section 4.12(c)
Maximum Premium	Section 7.09(c)
Measurement Date	Section 4.03(a)
Merger	Recitals
Merger Consideration	Section 3.01(a)(ii)
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Stockholder Consent	Section 5.02
NASDAQ	Section 4.02
New Plans	Section 7.08(b)
Non-Defaulting Party	Section 9.03(k)
Non-DTC Book-Entry Share	Section 3.04(c)
NYSE	Section 5.02
OECD Convention	Section 4.10(g)
Owned Real Property	Section 4.12(b)
Parent	Preamble
Parent 401(k) Plan	Section 7.08(c)

Parent Adverse Recommendation Change	Section 7.06(a)
Parent Annual Meeting Portion	Section 7.03(b)
Parent Balance Sheet Date	Section 5.08
Parent Board	Recitals
Parent Board Recommendation	Recitals
Parent Class A Common Stock	Recitals
Parent Disclosure Letter	Article V
Parent Knowledge Persons	Definition of Knowledge
Parent Notice Period	Section 7.06(a)
Parent SEC Documents	Section 5.07(a)
Parent Stockholder Approval	Section 5.02
Parent Stockholders	Recitals
Parent Stockholders’ Meeting	Section 7.03(b)
Parent Subsidiary Securities	Section 5.04
Parent Tax Certificate	Section 7.16(a)
Parent Termination Fee	Section 9.03(j)
Parent Transaction Documents	Section 5.02
Parties	Preamble
Party	Preamble
Payoff Amount	Section 7.17(a)
PHSA	Section 4.21(a)
Pre-Closing Period	Section 6.01(a)
Prohibited Payment	Section 4.10(g)
Registration Statement	Section 7.02(a)
Remedy Action	Section 7.07(b))
Required Regulatory Approval	Section 8.01(d)
Sarbanes-Oxley	Section 4.10(d)
SEC	Section 4.06
Securities Act	Section 4.06
Supporting Stockholders	Recitals
Surviving Corporation	Section 2.01
Surviving Provisions	Section 9.02
Trade Control Laws	Section 4.10(h)
UK Bribery Act	Section 4.10(g)
VA	Section 4.21(i)
VA OIG	Section 4.21(i)
Voting Agreement	Recitals
WARN	Section 4.20(c)

Section 1.03. Other Definitional Provisions.

(a) All references in this Agreement to Exhibits, Annexes, disclosure letters, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Annexes, disclosure letters, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement, or in any parenthetical headings following section references, are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refer to “calendar days” unless otherwise specified.

(b) Exhibits and disclosure letters to this Agreement are attached hereto and by this reference incorporated herein for all purposes.

(c) The words “this Agreement,” “herein,” “hereby,” “hereunder,” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. References to “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including,” respectively. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if.” All references to “$” and “dollars” shall be deemed to refer to U.S. currency unless otherwise specifically provided.

(d) Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(e) References to any Law shall be deemed to refer to such Law as amended from time to time and to any rules or regulations promulgated thereunder as of the referenced time.

(f) This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

(g) Disclosure of any fact or item in the Company Disclosure Letter or Parent Disclosure Letter with respect to the correspondingly numbered representation, warranty or covenant of the Company or Parent, as applicable, in this Agreement shall be deemed to have been disclosed with respect to every other representation, warranty or covenant of the Company or Parent, as applicable, in this Agreement in respect of which the applicability of such disclosure is reasonably apparent on its face. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material.

ARTICLE II

THE MERGER

Section 2.01. The Merger. Upon the terms and subject to the conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). The Surviving Corporation shall continue to exist under the laws of the State of Delaware, with all of its rights, privileges, immunities, powers and franchises, unaffected by the Merger except as set forth in this Article II. After the Merger, the Surviving Corporation shall be a wholly owned Subsidiary of Parent.

Section 2.02. Closing. The closing of the Merger (the “Closing”) shall take place as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions) (the date on which the Closing actually occurs, the “Closing Date”), by electronic transmission of documents, or such other date or place as may be mutually agreed upon in writing by the Parties.

Section 2.03. Effective Time. Subject to the provisions of this Agreement, at the Closing, the Parties shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings and recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being referred to herein as the “Effective Time”).

Section 2.04. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

Section 2.05. Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time and by virtue of the Merger, the certificate of incorporation of the Company shall be amended and restated to read as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time reads, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law and, in all cases, subject to Section 7.09. The bylaws of the Surviving Corporation shall, at the Effective Time and by virtue of the Merger, be amended to be the bylaws of Merger Sub, as in effect immediately prior to the Effective Time except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law and, in all cases, subject to Section 7.09.

Section 2.06. Directors and Officers of the Surviving Corporation and Parent.

(a) From and after the Effective Time, the initial directors and officers of the Surviving Corporation shall be the directors and executive officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Organizational Documents of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

(b) At the Closing, Parent shall take all necessary corporate action to cause, as of the Effective Time, an increase in the size of the Parent Board to eleven (11) directors (including amending the Parent’s by-laws to increase the maximum board size to eleven (11) directors), and to authorize and effect the appointment to the Parent Board of three (3) additional directors proposed by the Company Board and acceptable to the Parent Board (the “Additional Directors”), each of whom shall be a director of the Company immediately prior to the date hereof and who shall serve until such individual’s successor is duly elected or appointed and qualified in accordance with applicable Law. One of the Additional Directors shall be appointed as a member of each of the three (3) classes of directors serving on the Parent Board. In the event any Additional Director is or becomes unable or unwilling prior to the Effective Time to serve on the Parent Board in the role identified, a replacement for such designee shall be determined prior to the Effective Time in accordance with the principles set forth in this Section 2.06(b).

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES AND BOOK-ENTRY SHARES

Section 3.01. Effect on Capital Stock in the Merger.

(a) Effect on Company Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of shares of capital stock thereof:

(i) each share of Company Common Stock held in treasury or held or owned by the Company, Parent or Merger Sub immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) each share of Company Common Stock, other than any Cancelled Shares, outstanding immediately prior to the Effective Time (collectively, the “Eligible Shares”) shall be cancelled and converted into the right to receive a number of fully paid and non-assessable shares of Parent Class A Common Stock equal to the Exchange Ratio (such consideration, the “Merger Consideration”), subject to Section 3.05 and Section 3.07.

(b) Effect on Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of shares of capital stock thereof, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 3.02. Treatment of Company Equity Awards.

(a) Company RSU Awards. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder thereof, each Company RSU Award outstanding immediately prior to the Effective Time shall, (i) if held by a non-employee member of the Company Board, fully vest and be cancelled and converted automatically into the right to receive (without interest) the Merger Consideration in respect of each share of Company Common Stock underlying such Company RSU Award as of immediately prior to the Effective Time, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) Business Days following the Closing Date (or on such later date as is required to comply with Section 409A of the Code) and (ii) if not held by an individual described in the preceding clause (i), automatically be converted and assumed or replaced by Parent, in accordance with, and remaining subject to, the terms and conditions of the applicable Company Equity Plan and award agreement by which it is evidenced, including any service-based vesting conditions and other relevant payment terms and conditions (after such conversion, an “Exchanged RSU”), except that (A) each Exchanged RSU shall be denominated and settled solely in shares of Parent Class A Common Stock, and (B) the number of shares of Parent Class A Common Stock subject to an Exchanged RSU shall be equal to the product of (x) the number of shares of Company Common Stock subject to the applicable Company RSU Award immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded to the nearest whole number of shares of Parent Class A Common Stock.

(b) Company PRSU Awards.

(i) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder thereof, each Company PRSU Award outstanding immediately prior to the Effective Time, other than any Company PRSU Award covered by Section 3.02(b)(ii), shall automatically be converted and assumed or replaced by Parent, in accordance with, and remaining subject to, the terms and conditions of the applicable Company Equity Plan and award agreement by which it is evidenced as each is in effect as of the date hereof, including any service-based and other relevant payment terms and conditions but excluding any performance-based vesting conditions (after such conversion, an “Exchanged PRSU”), except that (A) each Exchanged PRSU shall be denominated and settled solely in shares of Parent Class A Common Stock, (B) each Exchanged PRSU shall no longer be subject to performance-based vesting conditions and shall be subject solely to service-based vesting conditions, and (C) the number of shares of Parent Class A Common Stock subject to an Exchanged PRSU shall be equal to the product of (x) the number of shares of Company Common Stock subject to the applicable Company PRSU Award immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded to the nearest whole number of shares of Parent Class A Common Stock. For purposes of this Section 3.02(b), the number of shares of Company Common Stock subject to a Company PRSU Award immediately prior to the Effective Time shall be equal to (i) in the case of a Company PRSU Award granted in 2021, 100% of the target number of shares of Company Common Stock subject to such Company PRSU Award immediately prior to the Effective Time or (ii) in the case of a Company PRSU Award granted in 2022, 100% of the target number of shares of Company Common Stock subject to such Company PRSU Award immediately prior to the Effective Time; provided, however, that to the extent the Effective Time occurs in the 2024 calendar year, the percentages set forth in clauses (i) and (ii) shall be adjusted to reflect actual 2023 performance (to the extent reasonably determinable prior to the Effective Time) as determined in accordance with the applicable grant or award agreement.

(ii) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder thereof, certain Company PRSU Awards held by consultants to the Company will be treated as follows:

(A) each Company PRSU Award outstanding immediately prior to the Effective Time and set forth on Section 3.02(b)(ii)(A) of the Company Disclosure Letter shall fully vest and be cancelled and converted automatically into the right to receive (without interest) the Merger Consideration in respect of each share of Company Common Stock subject to such Company PRSU Award immediately prior to the Effective Time, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) Business Days following the Closing Date (or on such later date as is required to comply with Section 409A of the Code); and

(B) each Company PRSU Award outstanding immediately prior to the Effective Time and set forth on Section 3.02(b)(ii)(B) of the Company Disclosure Letter shall automatically be converted and assumed or replaced by Parent, in accordance with, and remaining subject to, the terms and conditions of the applicable Company Equity Plan and award agreement by which it is evidenced, including any service-based and performance-based vesting conditions and other relevant payment terms and conditions (after such conversion, a “Converted PRSU”), except that (x) each Converted PRSU shall be denominated and settled solely in shares of Parent Class A Common Stock, and (y) the number of shares of Parent Class A Common Stock subject to a Converted PRSU shall be equal to the product of (i) the number of shares of Company Common Stock subject to the applicable Company PRSU Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded to the nearest whole number of shares of Parent Class A Common Stock.

For purposes of this Section 3.02(b)(ii), the number of shares of Company Common Stock subject to such Company PRSU Award immediately prior to the Effective Time shall be equal to 100% of the target number of shares of Company Common Stock subject to such Company PRSU Award immediately prior to the Effective Time.

(c) Procedures. Prior to the Effective Time, the Parties shall adopt any resolutions that Parent and the Company determine are reasonably necessary to effectuate the provisions of this Section 3.02. Each Party shall provide the other Party with drafts of, and a reasonable opportunity to comment upon, all resolutions and other documents as may be required to effectuate the provisions of this Section 3.02.

(d) Administration. Parent shall take all action necessary to reserve for issuance a sufficient number of shares of Parent Class A Common Stock for delivery with respect to all Exchanged RSUs, Exchanged PRSUs and Converted PRSUs. Promptly following the Effective Time, Parent shall file and cause to be effective one or more registration statements under the Securities Act on Form S-8, Form S-3, Form S-1 or other appropriate form under the Securities Act, relating to shares of Parent Class A Common Stock issuable with respect to all Exchanged RSUs, Exchanged PRSUs and Converted PRSUs, and Parent shall cause such registration statements to remain in effect for so long as such Exchanged RSUs, Exchanged PRSUs and Converted PRSUs remain outstanding.

Section 3.03. Closing of the Company Transfer Books. At the Effective Time, (a) (i) each certificate formerly representing any share of Company Common Stock (each a “Certificate”) and (ii) each uncertificated share of Company Common Stock (each, a “Book-Entry Share”) shall cease to be outstanding and in either case shall represent only the right to receive the Merger Consideration as contemplated by Section 3.01(a) and all holders of Certificates or Book-Entry Shares shall cease to have any rights as Company Stockholders; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If after the Effective Time, a valid Certificate is presented to the Exchange Agent, to the Surviving Corporation or to Parent, such Certificate shall be cancelled and shall be exchanged as provided in this Article III.

Section 3.04. Exchange Fund; Exchange of Certificates; Cancellation of Book-Entry Positions.

(a) Prior to the Closing, Parent shall select a reputable bank, transfer agent or trust company, reasonably acceptable to the Company, to act as exchange agent in the Merger (the “Exchange Agent”) for the payment and delivery of the aggregate Merger Consideration pursuant to an exchange agent agreement (the “Exchange Agent Agreement”)reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall cause to be deposited with the Exchange Agent, for the benefit of the Company Stockholders, for exchange in accordance with this Article III through the Exchange Agent, on behalf of itself, (i) the maximum number of shares of Parent Class A Common Stock to be issued as Merger Consideration pursuant to Section 3.01(a) (to be represented by book-entry shares of Parent Class A Common Stock); and (ii) cash in an amount sufficient to make payments in lieu of fractional shares in accordance with Section 3.05(a) (the shares of Parent Class A Common Stock and cash amounts so deposited with the Exchange Agent pursuant to this Section 3.04(a) being referred to herein collectively as the “Exchange Fund”).

(b) With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as practicable after the Effective Time, but in any event within five (5) Business Days thereafter, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Class A Common Stock otherwise payable to such holder of Book-Entry Shares pursuant to Section 3.05(a).

(c) With respect to Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), Parent shall instruct, and use its commercially reasonable efforts to cause, the Exchange Agent to pay and deliver to each holder of record of any Non-DTC Book-Entry Share, as promptly as reasonably practicable after the Effective Time, but in any event within five (5) Business Days thereafter, the applicable Merger Consideration and a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.06) of any cash in lieu of fractional shares of Parent Class A Common Stock otherwise payable to such holder of Book-Entry Shares pursuant to Section 3.05(a) and each Non-DTC Book-Entry Share shall be promptly cancelled by the Exchange Agent.

(d) Promptly following the Effective Time, Parent shall cause the Exchange Agent to mail to the record holders of Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify (including a provision confirming that delivery of Certificates shall be effected, and risk of loss and title to shares of Company Common Stock shall pass, only upon delivery of such Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration, as provided in Section 3.01(a). Upon surrender of a Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Certificate shall be entitled to receive (A) in exchange a certificate or evidence of shares in book-entry form representing the number of whole shares of Parent Class A Common Stock that such holder has the right to receive pursuant to the provisions of Section 3.01(a) and (B) cash in lieu of any fractional shares of Parent Class A Common Stock pursuant to Section 3.05(a). Any such Certificate so surrendered shall immediately be cancelled. Until surrendered as contemplated by this Section 3.04(d), each Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Article III. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, any portion of the Merger Consideration may be issued or paid (in cash in lieu of fractional shares pursuant to Section 3.05(a)) to a Person other than the Person in whose name such Certificate so surrendered is registered if such Certificate is properly endorsed or otherwise is in proper form for transfer, and the Person requesting such issuances and/or payments pays any transfer or other Taxes required by reason of such issuance and/or payment of the Merger Consideration to a person other than the registered holder of such shares of Company Common Stock or establish to the satisfaction of Parent that such Taxes have been paid or are not applicable. If any Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance and/or payment of the Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Certificate.

(e) Any portion of the Exchange Fund that remains undistributed as of the date that is twelve (12) months after the Closing Date shall be delivered to Parent upon its request, and any holders of Certificates who have not theretofore surrendered their Certificates to the Exchange Agent in accordance with Section 3.04(d) or any holders of Certificates or Book-Entry Shares who have not cashed any check payable to them in respect of any cash in lieu of fractional shares of Parent Class A Common Stock issuable to such holders pursuant to Section 3.05(a) shall thereafter look only to Parent for satisfaction of their claims for Merger Consideration (including any cash in lieu of fractional shares of Parent Class A Common Stock), subject to applicable abandoned property law, escheat law or similar Law.

(f) None of Parent, Merger Sub or the Surviving Corporation or any of their respective Affiliates shall be liable to any current or former Company Stockholder or to any other Person with respect to any Merger Consideration, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any Certificate shall not have been surrendered or any check payable in respect of any cash in lieu of fractional shares of Parent Class A Common Stock issuable to such holders pursuant to Section 3.05(a) shall not have been cashed prior to five (5) years after the Closing Date (or immediately prior to such earlier date on which any portion of the Merger Consideration would otherwise escheat to or become the property of any Governmental Body), any portion of the Merger Consideration remaining in the Exchange Fund shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.05. No Fractional Shares; Certain Calculations; No Appraisal Rights.

(a) No fractional shares of Parent Class A Common Stock shall be issued in connection with the Merger, no dividends or distributions of Parent shall relate to such fractional share interests, no certificates or book-entry positions for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a Parent Stockholder. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Class A Common Stock shall receive, in lieu thereof, cash

(without interest) in an amount equal to the product of (i) the aggregate net cash proceeds as determined below and (ii) a fraction, the numerator of which is such fractional part of a share of Parent Class A Common Stock, and the denominator is the number of shares of Parent Class A Common Stock constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Stock. As promptly as possible following the Effective Time, the Exchange Agent shall sell at then-prevailing prices on the NYSE such number of shares of Parent Class A Common Stock constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Stock, with the cash proceeds (net of all commissions, transfer taxes and other out-of-pocket costs and expenses of the Exchange Agent incurred in connection with such sales) of such sales to be used by the Exchange Agent to fund the foregoing payments in lieu of fractional shares. The Parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Parent Class A Common Stock pursuant to this Article III was not separately bargained-for consideration but merely represents mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Class A Common Stock.

(b) All calculations performed pursuant to the terms of this Agreement shall be calculated to four decimal places (e.g. 0.0001), where applicable.

(c) In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the Company Stockholders in connection with the Merger.

Section 3.06. Withholding. Each of the Company, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct or withhold such amounts as are required under applicable Law to be deducted or withheld from the amounts payable (including shares of Parent Class A Common Stock deliverable) under this Agreement in accordance with the Code and any other applicable Law. Any such withheld or deducted amounts as are timely paid over to the appropriate Governmental Body shall be treated as though such amount had been paid to the Person in respect of whom such withholding was determined to be necessary.

Section 3.07. Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, in the event that the Company changes the number of shares Company Common Stock issued and outstanding prior to the Effective Time or Parent changes the number of shares of Parent Common Stock issued and outstanding prior to the Effective Time, in either case, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the consideration paid in accordance with this Agreement shall be equitably adjusted to reflect such change; provided, that nothing in this Section 3.07 shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.08. Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to rights and property of Merger Sub and the Company, the officers and directors of Parent shall be further authorized to take such action. Parent and the Surviving Corporation also shall take such further actions as may be necessary or desirable to ensure that the Exchange Agent sends out the letters of transmittal to the Company Stockholders or otherwise issues evidence of shares in book-entry form representing shares of Parent Class A Common Stock and otherwise fulfils the Exchange Agent’s obligations in accordance with Section 3.04.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) Company SEC Documents filed with or furnished on or after December 31, 2020 until one (1) Business Day prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature) or (b) the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.01. Organization and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. The Company and each of its Subsidiaries has all requisite corporate or other entity power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership or leasing of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Company Material Adverse Effect. True and complete copies of the Organizational Documents of the Company (the “Company Organizational Documents”), each as in effect as of the date hereof, have been heretofore made available to Parent.

Section 4.02. Authorization; Valid and Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, and each other Transaction Document to which it is a party (collectively, the “Company Transaction Documents”), to perform its obligations hereunder and thereunder, and to consummate the Merger and the Contemplated Transactions, subject, in the case of the Merger, to the receipt of the affirmative vote of the holders of a majority of the issued and outstanding shares of Company Capital Stock entitled to vote thereon in favor of the adoption of this Agreement and approval of the Merger (the “Company Stockholder Approval”). The Company Board has unanimously (i) determined that this Agreement and the Contemplated Transactions on the terms and subject to the conditions set forth herein are advisable, fair to and in the best interests of, the Company and the Company Stockholders, (ii) approved and deemed advisable the execution and delivery of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Contemplated Transactions, including the Merger and (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company Stockholders and resolved to recommend that the Company Stockholders approve the

Contemplated Transactions and adopt this Agreement. As of the date of this Agreement, except as may be expressly permitted by Section 7.04, such approvals, determinations, declarations, resolutions and directions are valid and have not been amended or withdrawn. No Takeover Law applies to this Agreement, any Company Transaction Document or the Contemplated Transactions. Except for the Company Stockholder Approval, no other corporate proceeding, including pursuant to the Laws of the State of Delaware or the listing standards of the NASDAQ Global Select Market (“NASDAQ”), on the part of the Company or any of its Subsidiaries is necessary to authorize or adopt this Agreement and each other Company Transaction Document, or to consummate the Merger and the Contemplated Transactions (except for the filing of the appropriate merger documents, the Registration Statement and Joint Proxy Statement as required by applicable Law). The Company has duly executed and delivered this Agreement and each other Company Transaction Document, and, assuming the due authorization, execution and delivery by Parent, Merger Sub and any other counterparty thereto, this Agreement and each other Company Transaction Document constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally and by general principles of equity (collectively, the “Enforceability Exceptions”).

Section 4.03. Company Capital Stock.

(a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock. As of February 6, 2023 (the “Measurement Date”), there were (i) 52,192,119 shares of Company Common Stock issued and outstanding, (ii) no shares of Company Preferred Stock issued and outstanding, (iv) 6,806,264 shares of Company Common Stock and no shares of Company Preferred Stock issued and held in the treasury of the Company, (v) 1,077,540 shares of Company Common Stock underlying Company RSU Awards, (vi) 881,324 shares of Company Common Stock underlying Company PRSU Awards (treating for this purpose the performance-based vesting conditions to which such Company PRSU Award is subject as having been attained at “target” level), (vii) 2,795,942 shares of Company Common Stock reserved and available for issuance pursuant to future grants under the Company Equity Plans, (viii) 533,958 shares of Company Common Stock reserved for issuance under the Company ESPP, (ix) 6,948,512 shares of Company Common Stock reserved in respect of the Company Warrants with a Strike Price (as defined in the applicable Company 2023 Warrant Confirmations) of $104.8410 per share and 6,271,080 shares of Company Common Stock reserved in respect of the Company Warrants with a Strike Price (as defined in the applicable Company 2025 Warrant Confirmations) of $127.8350 per share, (x) 7,082,145 shares of Company Common Stock reserved for issuance upon conversion of the Company 2023 Convertible Notes, (xi) 6,512,265 shares of Company Common Stock reserved for issuance upon conversion of the Company 2025 Convertible Notes, (xii) 5,345,010 shares of Company Common Stock subject to the call options evidenced by the Company 2023 Option Confirmations and (xiii) 4,823,910 shares of Company Common Stock subject to the call options evidenced by the Company 2025 Option Confirmations.

(b) As of the close of business on the Measurement Date, (i) there was $450 million in aggregate principal amount of the Company 2023 Convertible Notes outstanding, (ii) there was $450 million in aggregate principal amount of the Company 2025 Convertible Notes outstanding, (iii) the Conversion Rate (as defined in the Company 2023 Notes Indenture) for the Company 2023 Convertible Notes was equal to 11.8778 shares of Common Stock (as defined in the Company 2023 Notes Indenture) per $1,000 of outstanding principal amount of Company 2023 Convertible Notes and (iv) the Conversion Rate (as defined in the Company 2025 Notes Indenture) for the Company 2025 Convertible Notes was equal to 10.7198 shares of Common Stock (as defined in the Company 2025 Notes Indenture) per $1,000 of outstanding principal amount of Company 2025 Convertible Notes.

(c) Section 4.03(c) of the Company Disclosure Letter sets forth a true and complete list as of the Measurement Date of outstanding Company RSU Awards and Company PRSU Awards, including, with respect to Company RSU Award and Company PRSU Award, (i) the number of shares of Company Common Stock subject thereto (which number represents, for outstanding awards subject to performance-based vesting under a Company Equity Plan, the “target” level), (ii) the holder thereof (redacted names acceptable), (iii) the date of grant, and (iv) the scheduled vesting dates.

(d) All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding shares of Company Common Stock were issued in compliance with all applicable Laws concerning the issuance of securities. Except as referred to in this Section 4.03 or as set forth on Section 4.03(d) of the Company Disclosure Letter, there are no outstanding (i) shares of capital stock or other equity interests or voting securities of the Company, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company (other than the Company Call Options), (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company or (v) bonds, debentures, notes or other indebtedness for borrowed money of the Company having the right to vote on any matters on which Company Stockholders may vote.

(e) All of the outstanding Company RSU Awards and Company PRSU Awards have been duly authorized by all necessary corporate action and were granted in accordance with the terms of all applicable Company Equity Plans and applicable Laws.

Section 4.04. Subsidiaries. Section 4.04 of the Company Disclosure Letter lists all of the Subsidiaries of the Company, and for each Subsidiary the jurisdiction of formation. Each of the Subsidiaries of the Company is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept exists in such jurisdiction) under the laws of the jurisdiction of its incorporation or organization, except where failure to be so duly incorporated or organized, validly existing and/or in good standing would not have a Company Material Adverse Effect. All of the outstanding shares of capital stock or equivalent equity interests of each of the Company’s Subsidiaries have been validly issued, are fully paid and nonassessable, and are owned of record and beneficially, directly or indirectly, by the Company free and clear of all Liens (other than Permitted Liens). None of the Company’s Subsidiaries has any other equity securities authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing. There are no outstanding or authorized options or other rights to acquire from any of the

Company’s Subsidiaries, or any obligations of any of the Company’s Subsidiaries to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of any of the Company’s Subsidiaries (collectively, “Company Subsidiary Securities”). There are no outstanding obligations of the Company or its Subsidiaries to repurchase, redeem, or otherwise acquire any of the Company Subsidiary Securities, and there are no other options, calls, warrants, or other rights, relating to Company Subsidiary Securities to which the Company or its Subsidiaries is a party. Except for the capital stock or other equity or voting interests of its Subsidiaries and as set forth on Section 4.04 of the Company Disclosure Letter, the Company does not own, directly or indirectly, any material amount of capital stock or other equity or voting interests in any Person.

Section 4.05. No Breach. Except as set forth in Section 4.05 of the Company Disclosure Letter, the execution, delivery and performance of this Agreement or any of the other Company Transaction Documents by Company and, subject to obtaining the Company Stockholder Approval, the consummation of the Contemplated Transactions, do not and will not (a) conflict with or violate the Company Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 4.06 have been obtained and all filings and obligations described in Section 4.06 have been made, conflict with or violate any Law or Order to which the Company, its Subsidiaries or any of its or their properties or assets is subject or (c) with or without the giving of notice or lapse of time or both, conflict with or result in any breach of, constitute a default under, result in a violation of, give rise to a right of termination, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Lien (other than any Permitted Lien) upon any assets of the Company or any of its Subsidiaries pursuant to, or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any court, other Governmental Body or other Person pursuant to, the provisions of any Company Material Contract; except, in the case of each of clauses (b) and (c) of this Section 4.05, for any conflicts, violations, consents, approvals, authorizations, breaches, defaults, terminations, cancellations, accelerations, penalties, repayment obligations, special assessments or additional payments, Liens, waivers, filings, exemptions or other actions which would not have a Company Material Adverse Effect.

Section 4.06. Consents, etc. Except for (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other Antitrust Law, (b) applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) promulgated thereunder (the “Exchange Act”), (c) the filing of the Registration Statement under the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Securities Act”), (d) any filings required under state or foreign securities Laws, including any “blue sky” Laws, (e) any filings required by NASDAQ, (f) the filing of the Certificate of Merger, and (g) any filings the failure of which to make would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or any of the other Company Transaction Documents or the consummation of the Contemplated Transactions. Other than as stated above or as set forth on Section 4.06 of the Company Disclosure Letter, no consent, approval or authorization of any Governmental Body is required to be obtained by the Company or any of its Subsidiaries in connection with its execution, delivery and performance of this Agreement or any of the other Company Transaction Documents or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations the failure of which to obtain would not have a Company Material Adverse Effect.

Section 4.07. SEC Reports; Disclosure Controls and Procedures.

(a) The Company has timely filed or furnished all reports and other documents with the SEC required to be filed or furnished by the Company since December 31, 2019 (such reports or documents, the “Company SEC Documents”). No Subsidiary of the Company is required to file or furnish, or files or furnishes any form, report or other document with the SEC. As of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such most recent applicable amendment, supplement or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), each as in effect on the date so filed or furnished, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements (including related notes, if any) contained in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto at such time; (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC); and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments, and any other adjustments described therein (or with respect to pro forma financial information, subject to the qualifications stated therein)).

(c) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) reasonably designed to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since December 31, 2019, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(d) Except as would not have a Company Material Adverse Effect, since December 31, 2019, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer or auditor of the Company or any of its Subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e) As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and, to the Company’s Knowledge, none of the Company SEC Documents is the subject of ongoing SEC review. To the Company’s Knowledge, there are no SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of the Company.

(f) Neither the Company nor any of its Subsidiaries is a party to, and has no commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries in the Company’s published financial statements or other Company SEC Documents.

Section 4.08. No Undisclosed Liabilities. Except (a) as and to the extent disclosed, reflected or reserved against on the unaudited consolidated balance sheet of the Company as of the Company Balance Sheet Date (or disclosed in the notes to such balance sheet) that is included in the Company SEC Documents; (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) arising out of or in connection with this Agreement, any Company Transaction Document or the Contemplated Transactions, the Company, together with its Subsidiaries, does not have any Liabilities required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries (or disclosed in the notes to such balance sheet) that would have a Company Material Adverse Effect.

Section 4.09. Absence of Certain Developments. From the Company Balance Sheet Date to the date hereof, there has not been any Company Material Adverse Effect. Except as in connection with the Contemplated Transactions, since the Company Balance Sheet Date, the Company and each of its Subsidiaries have carried on and operated its business in all material respects in the ordinary course of business consistent with past practice, and neither the Company nor its Subsidiaries has taken, committed or agreed to take any actions that would have been prohibited by Sections 6.01(b)(i), (ii), (vi), (vii), (viii), (x), and (xiv) if such covenants had been in effect as of the Company Balance Sheet Date.

Section 4.10. Compliance with Laws.

(a) The Company and its Subsidiaries are, and have been since December 31, 2017, in compliance with all Laws, including all Healthcare Laws, applicable to them or any of the properties or other assets, businesses or operations of the Company and its Subsidiaries, except where any noncompliance would not have a Company Material Adverse Effect.

(b) Except as would not have a Company Material Adverse Effect, since December 31, 2017, (i) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Body that (A) alleges any violation or noncompliance or any pending or threatened investigation by any such Governmental Body, of any applicable Law, including any Healthcare Laws, and to the Company’s Knowledge, there is no such investigation or inquiry pending or (B) asserts any fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Company Permit and (ii) neither the Company nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c) Since December 31, 2017, the Company and each of its Subsidiaries have timely filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Body, including state health and regulatory authorities and any applicable federal or foreign regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such filings or pay such fees and assessments would not have a Company Material Adverse Effect.

(d) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries and, to the Knowledge of the Company, each of their respective officers and directors (in their capacities as such) is in compliance in all material respects, and has since December 31, 2019 complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

(e) Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with applicable Law, including the EU General Data Protection Regulation 2016/679/EU of April 27, 2016, as applicable, as well as applicable contractual requirements and its own published policies, relating to privacy, data protection and the collection, transfer and use of personally identifiable information collected, used or held for use by the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, no Actions, investigations by any Governmental Body, are pending, or since December 31, 2017 threatened in writing, against the Company or any of its Subsidiaries alleging a violation of any applicable Law concerning the privacy data protection, processing, transfer or security of such information and (iii) to the Knowledge of the Company, since December 31, 2017, neither the Company nor its Subsidiaries have suffered any data breaches or security incidents that have resulted in unauthorized access to any personally identifiable information collected, used or held for use by the Company or any of its Subsidiaries.

(f) Except as would not have a Company Material Adverse Effect, neither the Company nor its Subsidiaries nor any of the Company Knowledge Persons are aware of any fact which would reasonably be expected to result in a violation of FCPA, OECD Convention, UK Bribery Act, or any other applicable anti-bribery or anti-corruption Law (collectively, the “Anti-Corruption Laws”).

(g) Except as would not have a Company Material Adverse Effect, neither the Company, its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers, or employees while acting on behalf of the Company or any of its Subsidiaries has, at any time since December 31, 2017, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated or is in violation of any provision of the UK Bribery Act of 2010 (the “UK Bribery Act”), (iv) violated any Anti-Corruption Law in any other country or jurisdiction where the Company and or Subsidiaries operate, (v) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (vi) been subject to any investigation by any Governmental Body with regard to any Prohibited Payment or (vii) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(h) Except as would not reasonably be expected to have a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any of their respective officers, directors or employees acting on their behalf, is currently, or has since December 31, 2017 been: (i) a Sanctioned Person, (ii) organized or ordinarily resident in a Sanctioned Country, (iii) engaging in any unlawful dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, (iv) engaging in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of any licenses or authorizations under all applicable Ex-Im Laws, or (v) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or the anti-boycott laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”).

(i) Since December 31, 2017, except as would not have a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries has, in connection with or relating to the business of the Company or any of its Subsidiaries, received from any Governmental Body or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Body; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws, or Trade Control Laws.

Section 4.11. Transactions with Affiliates. Since December 31, 2019 through the date of this Agreement, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.

Section 4.12. Title to Assets; Real Properties.

(a) The Company and its Subsidiaries have good and valid title to, or hold pursuant to valid and enforceable leases or other comparable contract rights, all of the material tangible personal property and other material tangible assets necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not have a Company Material Adverse Effect.

(b) Except as set forth in Section 4.12(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns any real property (the “Owned Real Property”). Section 4.12(b) of the Company Disclosure Letter contains a true, correct, current, and complete list of the street address of each parcel of Owned Real Property. The Company or one of its Subsidiaries has good and valid fee simple title to the Owned Real Property free and clear of all Liens other than Permitted Liens.

(c) Section 4.12(c) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property having annual rental payments in excess of $25,000 leased by the Company and/or its Subsidiaries, with summary information therefore (it being understood that such list constitutes a summary for the convenience of Parent and the information therein shall be qualified in all respects by the text of such leases). The Company has made available to Parent a true and complete copy, as of the date hereof, of all leases, licenses and occupancy agreements affecting the leased real property of the Company having annual rental payments in excess of $300,000 (the “Leased Real Property” and together with the Owned Real Property, the “Company Real Property”), including all amendments, extensions, renewals, guaranties, estoppels and subordination agreements with respect thereto (each, a “Company Real Property Lease” and collectively, the “Company Real Property Leases”. Except as would not have a Company Material Adverse Effect: (i) the Company Real Property Leases are legal, valid and binding obligations of the Company or a Subsidiary of the Company (as the case may be) and, to the Knowledge of the Company, each of the other parties thereto, and enforceable in accordance with its terms against the Company or its Subsidiaries (as the case may be), and in full force and effect, and the Company or one of its Subsidiaries holds a valid and existing leasehold interest in the Company Real Property under each such Company Real Property Lease, subject only to the Permitted Liens, (ii) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Third Party to the applicable Company Real Property Leases, is in breach or default under any such Company Real Property Lease, (iii) since December 31, 2019, no event has occurred which, if not remedied, would result in a default by the Company or any of its Subsidiaries under the Company Real Property Leases, and, to the Knowledge of the Company, no event has occurred which, if not remedied, would result in a default by any Third Party under the Company Real Property Leases, (iv) since December 31, 2019, neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened condemnation or eminent domain proceedings or their local equivalent affecting or relating to the Company Real Property and (v) since December 31, 2019, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Body or other Person that the use and occupancy of any of the Company Real Property, as currently used and occupied, violate any deed restrictions or similar restrictions or agreements, or zoning, subdivision or other land use, or similar Laws.

Section 4.13. Tax Matters.

(a) Except as would not have a Company Material Adverse Effect:

(i) (A) the Company and its Subsidiaries have duly and timely filed or caused to be filed (taking into account any applicable extensions) all Tax Returns required to be filed by them; (B) such Tax Returns are true, complete and correct; (C) the Company and its Subsidiaries have paid all Taxes as are due and payable (whether or not shown on any Tax Return); and (D) as of the Company Balance Sheet Date, any Liability of the Company or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of the Company in accordance with applicable accounting practices and procedures;

(ii) since December 31, 2019, no claim has been made in writing by any Governmental Body in a jurisdiction in which neither the Company nor any of its Subsidiaries files Tax Returns that such Person is subject to taxation by that jurisdiction or required to file a Tax Return in such jurisdiction;

(iii) there are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries, except for Permitted Liens;

(iv) the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party;

(v) neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2);

(vi) (A) no U.S., federal, state, local or foreign Actions with or against a Governmental Body relating to Taxes are pending or being conducted with respect to the Company or any of its Subsidiaries and (B) all assessments for Taxes due from the Company or any of its Subsidiaries with respect to completed and settled Actions have been timely paid in full;

(vii) (A) there is no outstanding request for any extension (other than automatically granted extensions) of time for the Company or any of its Subsidiaries to pay any Tax or file any Tax Return, other than any such request made in the ordinary course of business, and (B) there is no outstanding waiver or extension (other than any automatically granted waivers or extensions) of any applicable statute of limitations for the assessment or collection of any Tax of the Company or any of its Subsidiaries;

(viii) (A) neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or similar agreement (other than, in each case, any commercial agreement entered into in the ordinary course of business and any agreement that does not relate primarily to Taxes) and (B) neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries or any group comprised solely of one or more of the Company and any of its present or former Subsidiaries) or (ii) has Liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor; and

(ix) neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Code section 355(a)(1)(A) (or any similar provision of state, local or non-U.S. Law) in any distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) occurring since December 31, 2020.

(b) To the Knowledge of the Company, there are no facts, agreements, plans or other circumstances, and neither the Company nor any of its Subsidiaries has taken or agreed to take any action or fail to take any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Notwithstanding anything to the contrary in this Agreement, Section 4.07, Section 4.18 (to the extent specifically related to Taxes) and this Section 4.13 contain the sole and exclusive representations and warranties of the Company in this Agreement regarding Tax matters, liabilities or obligations or compliance with Laws relating thereto.

Section 4.14. Contracts and Commitments.

(a) As of the date hereof and except as set forth in Section 4.14(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any:

(i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company or any of its Subsidiaries, taken as a whole, that was required to be, but has not been, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, or any Company SEC Documents filed after the date of filing of such Form 10-K until the date hereof;

(ii) Contract (A) relating to the disposition or acquisition, directly or indirectly (by merger, sale of stock, sale of assets, or otherwise), by the Company or any of its Subsidiaries of any material assets (other than cash) or any material equity interests in any Person (other than any Subsidiary of the Company), other than the sale of inventory in the ordinary course of business consistent with past practice, which contains any material ongoing financial obligations, indemnification, “earn-out” or milestone payments or other contingent payment that are still in effect that are reasonably likely to result in claims in excess of $3,000,000 after the date hereof or (B) pursuant to which the Company or any of its Subsidiaries will acquire or dispose of any equity interest in any other Person other than the Company’s Subsidiaries in excess of $3,000,000;

(iii) collective bargaining agreement or Contract with any labor union, trade organization, works council or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions);

(iv) any material partnership, joint venture, limited liability company agreement or similar Contract relating to the formation, creation, operation, management or control of any joint ventures, partnerships, co-development, co-promotion, collaborations or similar arrangements;

(v) Contract (A) prohibiting or materially limiting in any material respect the right of the Company or its Subsidiaries (1) to compete in any line of business or (2) to conduct business with any Person or in any geographical area, (B) obligating the Company or its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single party, or sell any product or service exclusively to a single party, or (C) under which any Person has been granted the right to manufacture, sell, market or distribute any Product or service of the Company or its Subsidiaries on an exclusive basis to any Person or group of Persons or in any geographical area;

(vi) Contract with each customer and supplier required to be listed on Section 4.23(a) of the Company Disclosure Letter;

(vii) any employment or consulting agreement with any current (A) executive officer of the Company or any of its Subsidiaries, (B) member of the Company Board, or (C) employee of the Company or any of its Subsidiaries, in each case earning an annual base salary or payment in excess of $150,000 (if performing services in the United States) or in excess of the local equivalent of $250,000 (if performing services outside the United States), other than those that are terminable by the Company or any such Subsidiary on without advance notice and without Liability to the Company and its Subsidiaries;

(viii) Contract that requires by its terms the payment or delivery of cash or other consideration by or to the Company or any of its Subsidiaries in an amount having an expected value in excess of $10,000,000 in the current or any subsequent fiscal year, which cannot be cancelled by the Company or any of its Subsidiaries, as applicable, without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date), excluding indebtedness and commercially available off-the-shelf software licenses and Software-as-a-Service offerings, generally available patent license agreements entered into in the ordinary course of business, material transfer agreements, services agreements, clinical trial agreements and non-exclusive outbound licenses entered into in the ordinary course of business;

(ix) (A) any mortgages, indentures, guarantees, loans or credit agreements or other Contracts, in each case relating to outstanding indebtedness for borrowed money of the Company or any Subsidiary thereof having an aggregate principal (or committed amount) of $5,000,000 or more, other than intercompany indebtedness to or among the Company and its Subsidiaries or among any of its Subsidiaries or (B) any Contracts governing the terms of the Company Warrants, other than those enumerated in the definitions of Company 2023 Warrant Confirmations or Company 2025 Warrant Confirmations;

(x) Contract under which the Company or any of its Subsidiaries are expected to make annual capital expenditures in excess of $20,000,000 during the current or subsequent fiscal year;

(xi) Contract under which the Company or any of its Subsidiaries are expected to receive annual revenues in excess of $10,000,000 during the current or subsequent fiscal year;

(xii) Settlement agreement, or agreement entered into in connection with a settlement agreement, corporate integrity agreement, consent decree, deferred prosecution agreement, or other similar type of agreement with or imposed by any Governmental Body, in each case that has existing or contingent material performance obligations;

(xiii) Contract of the Company or any of its Subsidiaries relating to the settlement of any Action that provides for any continuing material Liabilities on the part of the Company or any of its Subsidiaries, which will involve payments after the date hereof of consideration in excess of $5,000,000; or

(xiv) Contract of the Company or any of its Subsidiaries that prohibits, materially limits or materially restricts the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or prohibits, materially limits or materially restricts the pledging of capital stock of the Company or any of its Subsidiaries.

Each such Contract described in clauses (i) through (xiv) of this Section 4.14(a), together with each Company Real Property Lease, is referred to herein as a “Company Material Contract.”

(b) Parent has been given access to a true, correct and complete copy as of the date hereof of all written Company Material Contracts, together with all amendments, waivers or other changes thereto.

(c) Except as would not have a Company Material Adverse Effect: (i) none of the Company or any of its Subsidiaries (A) is, or has received written notice that any Third Party to any Company Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under any Company Material Contract, (ii) to the Company’s Knowledge, there has occurred no event giving to any Third Party any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Company Material Contract and (iii) each such Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company or any of its Subsidiaries, and, to the Knowledge of the Company, each other party thereto, except as enforcement may be limited by the Enforceability Exceptions. Except as would not have a Company Material Adverse Effect, as of the date hereof, no party to any Company Material Contract has given any written notice of termination or cancellation of any Company Material Contract or that it intends to seek to terminate or cancel any Company Material Contract.

Section 4.15. Intellectual Property.

(a) Except as would not have a Company Material Adverse Effect, the Company or one of its Subsidiaries (i) (A) solely and exclusively own all right, title and interest in and to all Company Owned Intellectual Property and (B) to the Knowledge of the Company, is the sole and exclusive (as set forth in the applicable license agreement) licensee of all of the Company Exclusively Licensed Intellectual Property, in each case free and clear of all Liens (except for Permitted Liens and licenses granted thereunder) and (ii) to the Knowledge of the Company, possess legally sufficient and enforceable rights to use all other Intellectual Property used in connection with the conduct of the Company’s and its Subsidiaries’ businesses as presently conducted; provided, however, that the foregoing shall not be interpreted as a representation of non-infringement of third-party Intellectual Property, which is dealt with exclusively in Section 4.15(b) below. Except as would not have a Company Material Adverse Effect, and except as set forth on Section 4.15(a) of the Company Disclosure Letter, the Company Owned Intellectual Property and the Company Exclusively Licensed Intellectual Property are each (A) subsisting and, to the Knowledge of the Company, valid and enforceable and (B) not subject to any outstanding Order.

(b) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, neither the conduct of Company’s and its Subsidiaries’ businesses as presently conducted, nor the use of any Intellectual Property by the Company or its Subsidiaries as presently conducted, misappropriates, infringes on or otherwise violates the Intellectual Property of any Third Party in any material respect. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written notice of any pending Action with respect to any Intellectual Property of any Third Party. Except as would not have a Company Material Adverse Effect, as of the date hereof, there is no Action pending, or to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries or any of their respective Affiliates at Law or in equity by or before any Governmental Body alleging the violation, misappropriation or infringement of the Intellectual Property of any Third Party or that any of the Company Owned Intellectual Property or Company Exclusively Licensed Intellectual Property is invalid or unenforceable.

(c) Except as would not have a Company Material Adverse Effect and except as set forth on Section 4.15(c) of the Company Disclosure Letter, to the Knowledge of the Company, no Person is misappropriating, infringing or violating, any Company Owned Intellectual Property or Company Exclusively Licensed Intellectual Property.

(d) Except as would not have a Company Material Adverse Effect, each current and former employee of the Company or any of its Subsidiaries who works or worked in the Company’s or such Subsidiary’s business and each current and former independent contractor and consultant of the Company or any of its Subsidiaries who provides or provided services to the Company’s or such Subsidiary’s business, in each instance, who was or is involved in the invention, creation, development, design or modification of any material Intellectual Property assigned, by operation of law or by executing a valid and binding written agreement, assigning to the Company or one of its Subsidiaries all right, title, and interest in and to any such Intellectual Property invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s or consultant’s work for the Company or one of its Subsidiaries relating to the Company’s or such Subsidiary’s business.

(e) Except as would not have a Company Material Adverse Effect, each current and former employee of the Company or any of its Subsidiaries who works or worked in the Company’s or such Subsidiary’s business is subject to a non-disclosure or other confidentiality obligations with respect to confidential information of the Company or such Subsidiary.

(f) Except as has would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have taken commercially reasonable steps to maintain and protect all Trade Secrets included in the Company Owned Intellectual Property and the Company Exclusively Licensed Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole (“Company Material Intellectual Property”). To the Knowledge of the Company, except as would not reasonably be expected to have a Company Material Adverse Effect, there has been no unauthorized disclosure of any such Trade Secrets.

(g) Except as would not have a Company Material Adverse Effect: (i) the IT Assets of the Company and its Subsidiaries are adequate for, and operate in all material respects as required by the Company and each of its Subsidiaries, to operate its business as presently conducted; (ii) the Company and its Subsidiaries have implemented commercially reasonable measures designed to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption; (iii) the Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to its IT Assets; (iv) there has been no breach of any Personal Information processed by or on behalf of the Company or any of its Subsidiaries that applicable Law requires or required the Company to notify Governmental Bodies, affected individuals or other parties of such occurrence; and (v) neither the Company or any of its Subsidiaries have received any written notice, Order, complaint or other correspondence from any Governmental Body alleging a breach of, or non-compliance with, the Privacy Laws.

(h) Except as would not have a Company Material Adverse Effect, the Company or its Subsidiaries own and possess all right, title and interest in and to (or have the right pursuant to a valid and enforceable license or otherwise possess legally enforceable rights to use) all Intellectual Property that is necessary for or used or held for use in the conduct of the business of the Company or such Subsidiary in substantially the same manner as presently conducted.

(i) Neither the execution and delivery of this Agreement or any Company Transaction Document, nor the performance of this Agreement by the Company, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or failure to consent to the continued use of, any rights of the Company in any Company Owned Intellectual Property, Company Exclusively Licensed Intellectual Property or Company Material Non-Exclusive Intellectual Property except, in each case, as would not have a Company Material Adverse Effect.

(j) Except as would not have a Company Material Adverse Effect, since December 31, 2019, neither the Company nor its Subsidiaries have (i) taken any action (or knowingly failed to take any action) that has resulted in the loss, lapse, abandonment, invalidity or unenforceability of any of the Company Material Intellectual Property, or (ii) abandoned any right to file an application for Patent, Trademark or Copyright.

Section 4.16. Litigation. There are no, and since December 31, 2019, there have not been, any Actions pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any officer or director of the Company or any of its Subsidiaries in their capacities as such, at law or in equity, or before or by any Governmental Body, and the Company and its Subsidiaries are not subject to or in violation of any Order, except, in each case, that would not have a Company Material Adverse Effect.

Section 4.17. Insurance. Except as would not have a Company Material Adverse Effect, (a) all insurance policies are in such amounts and against such risks as the Company or such Subsidiary reasonably has determined to be prudent, taking into account the industries in which the Company and such Subsidiary operates, and as is sufficient to comply with applicable Law, (b) each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect and all premiums due thereon have been paid in full and the Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of such insurance policy, and (c) no notice of cancellation or termination has been received with respect to any insurance policy from the insurance provider.

Section 4.18. Employee Benefit Plans.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a true, complete and correct list of all material Company Plans in effect on the date hereof. Each Company Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service, and, to the Knowledge of the Company, there are no existing circumstances that would reasonably be expected to jeopardize the qualification of such Company Plan. Except as would not have a Company Material Adverse Effect, each Company Plan has been established and maintained in accordance with the requirements of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Laws. Without limiting the foregoing, except as would not have a Company Material Adverse Effect, (i) neither the Company nor its Subsidiaries has any Liabilities under Section 4980H of the Code that, individually or in the aggregate, have had or is likely to result in a Liability to Company or its Subsidiaries, and (ii) each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable Treasury Regulations) with respect to any current or former service provider to the Company has been established and maintained and complies and has complied at all relevant times in form and operation with the applicable requirements of Section 409A of the Code and the Treasury Regulations and guidance promulgated thereunder. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Company Plan that could reasonably be expected to subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(b) With respect to each material Company Plan, the Company has made available to Parent true and complete copies of the following (as applicable) prior to the date hereof: (i) the Plan document, including all amendments thereto or, with respect to any such unwritten Plan, a summary of all material terms thereof, (ii) the summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments, (iv) a copy of the most recent actuarial report for the Plan, (v) a copy of all material non-routine correspondence with any Governmental Body relating to a Company Plan received or sent within the last three (3) years, (vi) for a Company Plan intended to comply with Section 401(k) of the Code, the three (3) most recent discrimination testing results, and (vii) the most recent Internal Revenue Service determination or opinion letter.

(c) With respect to each Company Plan, except as would not have a Company Material Adverse Effect, (i) all required contributions to, and premiums payable in respect of, such Company Plan have been timely made or, to the extent not required to be made on or before the date hereof, have been properly accrued on the Company’s financial statements in accordance with GAAP, and (ii) there are no Actions pending, or to the Knowledge of the Company, threatened, other than routine claims for benefits.

(d) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has in the past six (6) years sponsored or contributed to, or maintains a Plan that is or was within the past six (6) years, (i) subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Sections 3(37) and 4001(a)(3) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. None of the Company Plans obligates the Company or any of its Subsidiaries to provide a current or former employee, officer, director or independent contractor (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment or service with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law at the sole expense of the participant and coverage through the end of the month of termination of employment or service.

(e) Neither the execution or delivery of this Agreement or any Company Transaction Document, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of some other event (including, but not limited to, a termination of employment or service), (i) result in any payment (including severance, bonus or other similar payment) becoming due to any current or former officer, director, independent contractor (who is a natural person) or employee of the Company or any of its Subsidiaries, (ii) increase any benefits or compensation otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any payments or benefits under any Company Plan, (iv) require the Company or its Subsidiaries to set aside any assets to fund any benefits under any Company Plan, (v) limit the ability to amend or terminate any Company Plan or (vi) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Section 4999 or Section 409A of the Code.

(f) With respect to each Non-U.S. Plan that is maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries, except as would not have a Company Material Adverse Effect, (i) to the extent required to be funded, secured through an insurance policy or book-reserved, the fair market value of the assets of each such funded Non-U.S. Plan, the liability of each insurer for any such Non-U.S. Plan funded through insurance or the book reserve established for any such Non-U.S. Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) with respect to all current or former participants under such Non-U.S. Plan according the actuarial assumptions and valuation most recently used to determine employer contributions to such Non-U.S. Plan, (ii) each such Non-U.S. Plan required to be registered has been registered and has been maintained in all material respects in good standing with each applicable Governmental Body, and (iii) no Non-U.S. Plan that is maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries is a defined benefit pension plan.

Section 4.19. Environmental Compliance and Conditions. Except for matters that would not have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are, and since December 31, 2019 have been, in compliance with all Environmental Laws;

(b) the Company or its Subsidiaries holds, and are and have been in compliance since December 31, 2019 with, all authorizations, licenses and Permits required under Environmental Laws to operate its business as presently conducted;

(c) since December 31, 2019, neither the Company nor its Subsidiaries has received any written claim, notice or complaint, or been subject to any Action from any Governmental Body or Third Party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees arising under any actual or alleged violation of Environmental Laws, and to the Knowledge of the Company, no such Action has been threatened;

(d) neither the Company nor any of its Subsidiaries has disposed of or released any Hazardous Substance at any Company Real Property, so as to give rise to Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or any other Environmental Laws;

(e) to the Company’s Knowledge, no Hazardous Substances are present or have been disposed of or released on, at, in or under any real property currently or formerly owned, leased or operated by the Company or its Subsidiaries for which the Company or its Subsidiaries has, or may have, Liability under Environmental Laws; and

(f) neither the Company nor any of its Subsidiaries has assumed or retained any Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.

Section 4.20. Employment and Labor Matters.

(a) Since December 31, 2019, neither the Company nor any of its Subsidiaries is a party to, bound by, or subject to, any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body and no employees of the Company or any of its Subsidiaries are represented by a labor union, works council or other employee representative body. Except as would have a Company Material Adverse Effect, since December 31, 2019, there has been no actual or threatened unfair labor practice charges, grievances, strikes, lockouts, work stoppages or other labor disputes against or affecting the Company or its Subsidiaries. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries will incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or any Company Transaction Document, or the consummation of the Contemplated Transactions.

(b) (i) Except as would not have a Company Material Adverse Effect, (i) there are no Actions or any disputes (other than routine individual grievances) pending or to the Company’s Knowledge threatened (A) between the Company or any of its Subsidiaries and any of their respective officers, directors, or employees or (B) by or before any Governmental Body affecting the Company or any of its Subsidiaries concerning employment matters, and (ii) as of the date of this Agreement, to the Knowledge of the Company, no labor union, labor organization, works council or group of employees of the Company or its Subsidiaries has made a demand for recognition or certification.

(c) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are, and since December 31, 2019 have been, in compliance in all material respects with all applicable Laws relating to labor and employment, including all such Laws relating to wages, hours, human rights, immigration, discrimination, pay equity, workers’ compensation, safety and health, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law.

Section 4.21. Healthcare Laws.

(a) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries hold all material Permits, franchises, variances, registrations, exemptions and other governmental authorizations, approvals, and clearances, consents, approvals, and clearances, and have submitted all applicable notices to, all Governmental Bodies, including all authorizations as required under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act of 1944, as amended (the “PHSA”), the regulations of the U.S. Food and Drug Administration (the “FDA”) promulgated thereunder, the regulations of the Drug Enforcement Agency (“DEA”), and any other Governmental Body that regulates the design, development, testing, quality, identity, strength, purity, safety, efficacy, labeling, manufacturing, storage, distribution, import, export, marketing, promotion, advertising, detailing, or sale of the Company’s Products, including any premarket clearance or approval, the practice of medicine, or billing to a federal health care program (any such Governmental Body, a

“Company Regulatory Agency”) necessary for the lawful operation of the businesses of the Company or any of its Subsidiaries as currently conducted (the “Company Permits”), and all such Company Permits are valid and in full force and effect. Except as would not have a Company Material Adverse Effect, since December 31, 2019, there has not occurred any material violation of, default under, or event giving to others, including any Governmental Body, any right of termination, revocation, amendment, non-renewal, cancellation, or material adverse modification of, with or without notice or lapse of time or both, any Company Permit. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries are in compliance in all material respects with the terms of all Company Permits, and, since December 31, 2019, no event has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the termination, revocation, cancellation, non-renewal or material adverse modification of any Company Permit. Except as would not have a Company Material Adverse Effect, since December 31, 2019, neither the Company nor any of its Subsidiaries has (i) received written notice of any pending or threatened Action from the FDA, Company Regulatory Agency or other Governmental Body alleging , or (ii) made any material voluntary or involuntary disclosure to a Governmental Body stating that any operation or activity of the Company or any of its Subsidiaries is in violation in any material respect of any applicable Healthcare Law.

(b) Except as would not have a Company Material Adverse Effect, since December 31, 2019, all of the Company’s and its Subsidiaries’ Products have been designed, manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, promoted, advertised, detailed, distributed and sold by the Company or any of its Subsidiaries in all material respects in compliance with all applicable requirements under any Company Permit or Healthcare Law, including applicable statutes and implementing regulations administered or enforced by the FDA or other Company Regulatory Agency. Except as would not have a Company Material Adverse Effect, to the Company’s Knowledge, since December 31, 2019, all applications, submissions, notifications and information required to be submitted by the Company or its Subsidiaries in connection with, any and all requests for Company Permits relating to the Company or any of its Subsidiaries when submitted to the FDA or other Company Regulatory Agency, were true, complete and correct in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, notifications and information required under applicable Healthcare Laws have been submitted to the FDA or other applicable Company Regulatory Agency.

(c) Except as would not have a Company Material Adverse Effect, since December 31, 2019, neither the Company nor its Subsidiaries nor, to the Company’s Knowledge, any of their respective officers, directors, employees or agents (acting on behalf of the business of the Company and its Subsidiaries), have committed any act, made any statement or failed to make any statement in each case, related to the business of the Company and its Subsidiaries and which, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Company Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” or other similar Laws. Except as would not have, a Company Material Adverse Effect, neither the Company nor or any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective officers, directors, employees or agents (acting on behalf of the business of the Company and its Subsidiaries) has been subject to any kind of consent decree, individual integrity agreement, deferred prosecution agreement, or other similar form of agreement with any Governmental Body or convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in a debarment, exclusion, disqualification, or ineligibility under applicable Law, including, without limitation, 21 U.S.C. Section 335a and 42 U.S.C. Section 1320a-7, and no Actions that would reasonably be expected to result in such a debarment, exclusion, disqualification, or ineligibility are pending, or to the Knowledge of the Company, since December 31, 2019 threatened against the Company or any of its Subsidiaries, or to the Knowledge of the Company, any of their respective officers, directors, employees or agents (acting on behalf of the business of the Company and its Subsidiaries). To the Knowledge of the Company, since December 31, 2019, and except as disclosed in Section 4.21(c) of the Company Disclosure Letter or except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received notice from the FDA or any other Governmental Body that it is being investigated for data or healthcare program fraud.

(d) Except as would not have a Company Material Adverse Effect, since December 31, 2019, the manufacture of Products by or on behalf of the Company and its Subsidiaries has been and is being conducted in compliance in all material respects with all applicable Laws including the current Good Manufacturing Practices and current Good Tissue Practices. Except as would not have a Company Material Adverse Effect, since December 31, 2019, neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any of their respective employees or independent contractors, has received any FDA Form 483, warning letter, untitled letter, or other similar correspondence or written notice from the FDA or any other Company Regulatory Agency alleging or asserting material noncompliance with any applicable Laws or Company Permits with respect to any Product of the Company or its Subsidiaries. Except as would not have a Company Material Adverse Effect, since December 31, 2019, no manufacturing site owned by the Company, its Subsidiaries, or to the Company’s Knowledge, any of their respective contractors is or has been subject to a shutdown or import or export prohibition imposed or requested by FDA or another Company Regulatory Agency. Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, since December 31, 2019, no event has occurred which would reasonably be expected to lead to any Action by any Company Regulatory Agency or any FDA Form 483, warning letter, untitled letter, or other similar correspondence.

(e) Except as would not have a Company Material Adverse Effect, all studies, tests and preclinical and clinical trials being conducted by, or on behalf of, the Company or its Subsidiaries, have been since December 31, 2019 and are being conducted in compliance in all material respects with applicable Healthcare Laws, including the applicable requirements of Good Laboratory Practices and Good Clinical Practices. Except as would not to have a Company Material Adverse Effect, since December 31, 2019, the Company and its Subsidiaries have not received any written notices, correspondence or other communication from any institutional review board, the FDA or any other Company Regulatory Agency, recommending or requiring the termination, suspension, or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or its Subsidiaries. Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, since December 31, 2019, no event has occurred which would reasonably be expected to lead to the termination, suspension, or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or its Subsidiaries.

(f) Except as would not have a Company Material Adverse Effect, since December 31, 2017, the Company and its Subsidiaries have not either voluntarily or involuntarily, initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notification, field correction, market withdrawal, or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action, in each case relating to an alleged lack of safety, efficacy or regulatory compliance of any Product or Product candidate (“Company Safety Notices”). Except as would not have a Company Material Adverse Effect, as of the date hereof, the Company and its Subsidiaries have no Knowledge of any facts which would reasonably be expected to cause (i) a Company Safety Notice with respect to any Product sold or intended to be sold by the Company or its Subsidiaries; (ii) a material change in the marketing classification or a material change in labeling of any such Products; or (iii) a termination, suspension or material modification of marketing or testing of any such Products. Except as would not have a Company Material Adverse Effect, the Company has not received or otherwise been made aware of any written notices, citations or decisions by any Governmental Body that any of the Products are defective or fail to meet any applicable standards promulgated by any such Governmental Body. Except as would not have a Company Material Adverse Effect, the Company has obtained, in all countries where it is marketing or has marketed any Products, all applicable licenses, registrations, approvals, clearances and authorizations required by local, state or federal agencies in such countries regulating the safety, effectiveness and market clearance of such Products currently marketed by the Company in such countries.

(g) Except as would not have a Company Material Adverse Effect, the Company, its Subsidiaries, and to the Knowledge of the Company, their respective officers, directors, employees and agents (acting on behalf of the business of the Company and its Subsidiaries) are, and at all times since December 31, 2019 have been, in compliance in all material respects with all applicable Healthcare Laws. Except as would not have a Company Material Adverse Effect, there is no civil, criminal, administrative, or other Actions pending, received by or filed since December 31, 2019, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective officers, directors, employees or agents (acting on behalf of the business of the Company and its Subsidiaries) alleging any material violation by the Company or its Subsidiaries of any applicable Healthcare Laws.

(h) Since December 31, 2019, except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has distributed, documented, and reported Product samples in all material respects in accordance with applicable Healthcare Laws.

(i) Except as would not have a Company Material Adverse Effect, since December 31, 2019, neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers or employees has received written notice that it is subject to any pending or threatened investigation, claim, or enforcement Action by the FDA, the DEA, U.S. Department of Health and Human Services-Office of Inspector General (“HHS-OIG”), private whistleblowers, or Centers for Medicare & Medicaid (“CMS”), U.S. Department of Veterans Affairs (“VA”), VA Office of Inspector General (“VA OIG”), or U.S. Department of Justice (“DOJ,”), or any other state or non-U.S. equivalent Governmental Bodies pursuant to any Healthcare Laws in connection with the business of the Company and its Subsidiaries.

Section 4.22. Product Defects.

(a) Since January 1, 2019, all Products manufactured and sold by the Company or any of the Company’s Subsidiaries have been provided in conformity with the Company’s and the Company’s Subsidiaries’ applicable contractual commitments, warranties and specifications, except as would not have a Company Material Adverse Effect.

(b) Except as would not have a Company Material Adverse Effect, since December 31, 2019, the Company has not received or otherwise been made aware of any written notices, citations or decisions by any Governmental Body that any of the Products are defective or fail to meet any applicable standards promulgated by any such Governmental Body. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company has obtained, in all countries where it is marketing or has marketed any Products, all applicable licenses, registrations, approvals, clearances and authorizations required by local, state or federal agencies in such countries regulating the safety, effectiveness and market clearance of such Products currently marketed by the company in such countries.

Section 4.23. Material Relationships.

(a) Section 4.23(a) of the Company Disclosure Letter sets forth a complete and accurate list of (i) the ten (10) largest customers (measured by aggregate billings) during the fiscal year ended on December 31, 2022 and (ii) the ten (10) largest direct purchase suppliers (measured by the aggregate amount purchased) of the Company and its Subsidiaries (taken as a whole) during the fiscal year ended on December 31, 2022.

(b) Except as set forth on Section 4.23(b) of the Company Disclosure Letter, since the Company Balance Sheet Date through the date hereof, no material customer or direct purchase supplier of the Company and its Subsidiaries listed on Section 4.23(a) of the Company Disclosure Letter has cancelled or terminated a Company Material Contract or notified the Company or its Subsidiaries in writing of any intention to do any of the foregoing.

Section 4.24. Brokerage. Other than as set forth on Section 4.24 of the Company Disclosure Letter, no Person is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company.

Section 4.25. Disclosure. None of the information supplied or to be supplied by or on behalf of the Company in writing for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the Company Stockholders, or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, at that time and in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which became false or misleading. The portions of the Joint Proxy Statement relating to the Company will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information not supplied by or on behalf of the Company for inclusion or incorporation by reference in the foregoing documents. The representations and warranties contained in this Section 4.25 will not apply to statements or omissions included in the Registration Statement or Joint Proxy Statement upon information furnished to the Company in writing by Parent specifically for use therein.

Section 4.26. Ownership of Parent Class A Common Stock. The Company and its Subsidiaries do not beneficially own, and do not have any interest in, and, in the last three (3) years, have not beneficially owned or had any interest in any shares of Parent Capital Stock, or other securities of Parent or any options, warrants or other rights to acquire any economic interest in, Parent.

Section 4.27. Takeover Statutes; No Rights Agreement.

(a) Assuming the accuracy of Parent’s and Merger Sub’s representation in Section 5.15, the Company Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of the Company Organizational Documents inapplicable to the Merger.

(b) There is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which the Company is a party or by which it is otherwise bound.

Section 4.28. Fairness Opinion. The Company Board has received an opinion from Bofa Securities, Inc., and as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions and limitations set forth therein, as to the fairness, from a financial point of view, to the Company Stockholders of the Exchange Ratio provided for in the Merger, and such opinion has not been withdrawn, revoked or modified as of the date hereof. A true and complete copy of such opinion shall be provided to Parent promptly after the date hereof.

Section 4.29. NO OTHER REPRESENTATIONS AND WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER) AND IN THE CERTIFICATES DELIVERED PURSUANT TO SECTION 7.16(A) AND SECTION 8.03(d), NEITHER THE COMPANY NOR ANY PERSON ON BEHALF OF THE COMPANY MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND THE COMPANY HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE CONTEMPLATED TRANSACTIONS.

Section 4.30. NON-RELIANCE. NEITHER THE COMPANY NOR ITS SUBSIDIARIES IS RELYING, AND NEITHER THE COMPANY NOR ITS SUBSIDIARIES HAS RELIED, ON ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER BY OR ON BEHALF OF, PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES REGARDING THE SUBJECT MATTER OF THIS AGREEMENT, EXPRESS OR IMPLIED,

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV, THE CERTIFICATES DELIVERED PURSUANT TO SECTION 7.16(a) AND SECTION 8.03(d), AND THE VOTING AGREEMENT. SUCH REPRESENTATIONS AND WARRANTIES BY PARENT AND MERGER SUB CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF EACH OF PARENT AND MERGER SUB IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS AND THE COMPANY UNDERSTANDS, ACKNOWLEDGES AND AGREES ON BEHALF OF ITSELF AND EACH OF ITS SUBSIDIARIES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE WHETHER EXPRESS, IMPLIED OR STATUTORY ARE SPECIFICALLY DISCLAIMED BY EACH OF PARENT AND MERGER SUB. NEITHER PARENT NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE COMPANY OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE COMPANY, OR THE COMPANY’S USE OF, ANY SUCH INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO THE COMPANY IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE CONTEMPLATED TRANSACTIONS.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as otherwise disclosed in (a) Parent SEC Documents filed with or furnished on or after December 31, 2020 until one (1) Business Day prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature) or (b) the confidential disclosure letter delivered by Parent to the Company concurrently with this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.01. Organization and Corporate Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Parent and each of its Subsidiaries has all requisite corporate or other entity power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not have a Parent Material Adverse Effect. Parent and each of its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership or leasing of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Parent Material Adverse Effect. True and complete copies of the Organizational Documents of Parent have been heretofore made available to the Company.

Section 5.02. Authorization; Valid and Binding Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, and each other Transaction Document to which it is a party (collectively, the “Parent Transaction Documents”), to perform their respective obligations hereunder and thereunder, and to consummate the Merger and the Contemplated Transactions, subject, in the case of the Merger, to the receipt of (a) the affirmative vote of the holders of a majority of the voting power of the shares of Parent Capital Stock present (in person or by proxy) at the Parent Stockholders’ Meeting in favor of the issuance of shares of Parent Class A Common Stock in connection with the Merger (the “Parent Stockholder Approval”) and (b) the written consent of Parent as the sole stockholder of Merger Sub to the adoption of this Agreement and approval of the Merger (the “Merger Sub Stockholder Consent”). The Parent Board has (i) determined that this Agreement and the Contemplated Transactions on the terms and subject to the conditions set forth herein are advisable, fair to and in the best interests of, Parent and the Parent Stockholders, (ii) approved and deemed advisable the execution and delivery of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Contemplated Transactions, including the Merger, and the issuance of shares of Parent Class A Common Stock in connection therewith, each on the terms and subject to the conditions set forth herein and (iii) directed that the issuance of shares of Parent Class A Common Stock to the Company Stockholders pursuant to the terms of this Agreement be submitted to a vote at a meeting of the Parent Stockholders and resolved to recommend that the Parent Stockholders approve such issuance. The Merger Sub Board has (i) determined that this Agreement and the Contemplated Transactions on the terms and subject to the conditions set forth herein are advisable, fair to and in the best interests of, Merger Sub and its stockholder, (ii) approved and deemed advisable the execution and delivery of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Contemplated Transactions, including the Merger, and (iii) recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Contemplated Transactions, including the Merger. As of the date of this Agreement, such approvals, determinations, declarations, resolutions and directions are valid and have not been amended or withdrawn. No Takeover Law applies to this Agreement, any Parent Transaction Document or the Contemplated Transactions. Except for the Parent Stockholder Approval and the Merger Sub Stockholder Consent, no other corporate proceeding, including pursuant to the laws of the State of Delaware or the listing standards of the New York Stock Exchange (“NYSE”), on the part of Parent or Merger Sub is necessary to authorize or adopt this Agreement and each other Parent Transaction Document, or to consummate the Merger and the Contemplated Transactions (except for the filing of the appropriate merger documents, the Registration Statement and Joint Proxy Statement as required by applicable Law). Each of Parent and Merger Sub has duly executed and delivered this Agreement and each other Parent Transaction Document, and, assuming the due authorization, execution and delivery by the Company and any other counterparty thereto, this Agreement and each other Parent Transaction Document constitute their legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by the Enforceability Exceptions.

Section 5.03. Parent Capital Stock.

(a) The authorized capital stock of Parent consists of (w) 500,000,000 shares of Parent Class A Common Stock, (x) 275,000,000 shares of Parent Class B Common Stock, (y) 10,000,000 shares of Parent Class C Common Stock and (z) 85,691,245 shares of Parent Preferred Stock, of which 35,000,000 shares are available for issuance as of the Measurement Date. As of the Measurement Date, there were (i) 77,857,985 shares of Parent Class A Common Stock issued and outstanding, (ii) 22,430,097 shares of Parent Class B Common Stock issued and outstanding, (iii) no shares of Parent Class C Common Stock issued and outstanding, (iv) no shares of Parent Common Stock issued and held in the treasury of Parent, (v) no shares of Parent Preferred Stock issued and held in the treasury of Parent, (vi) 10,308,754 shares of Parent Common Stock subject to outstanding Parent Equity Awards and (vii) 2,619,309 shares of Parent Class A Common Stock reserved and available for issuance under the Parent Equity Plans.

(b) All of the outstanding shares of Parent Capital Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding shares of Parent Capital Stock were issued in compliance with all applicable Laws concerning the issuance of securities. Except as referred to in this Section 5.03 or as set forth on Section 5.03(b) of the Parent Disclosure Letter, there are no outstanding (i) shares of capital stock or other equity interests or voting securities of Parent, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of Parent, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require Parent to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of Parent, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to Parent or (v) bonds, debentures, notes or other indebtedness for borrowed money of Parent having the right to vote on any matters on which Parent Stockholders may vote.

(c) All of the outstanding Parent Equity Awards have been duly authorized by all necessary corporate action and were granted in accordance with the terms of all applicable Parent Equity Plans and applicable Laws.

Section 5.04. Subsidiaries. Section 5.04 of the Parent Disclosure Letter lists all of the Subsidiaries of Parent, and for each Subsidiary the jurisdiction of formation. Each of the Subsidiaries of Parent is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept exists in such jurisdiction) under the laws of the jurisdiction of its incorporation or organization, except where failure to be so duly incorporated or organized, validly existing and/or in good standing would not have a Parent Material Adverse Effect. All of the outstanding shares of capital stock or equivalent equity interests of each of Parent’s Subsidiaries have been validly issued, are fully paid and nonassessable, and are owned of record and beneficially, directly or indirectly, by Parent free and clear of all Liens (other than Permitted Liens). None of Parent’s Subsidiaries has any other equity securities authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing. There are no outstanding or authorized options or other rights to acquire from any of Parent’s Subsidiaries, or any obligations of any of Parent’s Subsidiaries to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of any of Parent’s Subsidiaries (collectively, “Parent Subsidiary Securities”). There are no outstanding obligations of Parent or its Subsidiaries to repurchase, redeem, or otherwise acquire any Parent Subsidiary Securities, and there are no other options, calls, warrants, or other rights, relating to Parent Subsidiary Securities to which Parent or its Subsidiaries is a party. Except for the capital stock or other equity or voting interests of its Subsidiaries, Parent does not own, directly or indirectly, any capital stock or other equity or voting interests in any Person.

Section 5.05. No Breach. Except as set forth in Section 5.05 of the Parent Disclosure Letter, the execution, delivery and performance of this Agreement or any of the other Parent Transaction Documents by Parent and, subject to obtaining the Parent Stockholder Approval, the consummation of the Contemplated Transactions do not and will not (a) conflict with or violate any of Parent’s Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 5.06 have been obtained and all filings and obligations described in Section 5.06 have been made, conflict with or violate any Law or Order to which Parent, its Subsidiaries or any of its or their properties or assets is subject or (c) with or without the giving of notice or lapse of time or both, conflict with or result in any breach of, constitute a default under, result in a violation of, give rise to a right of termination, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Lien (other than any Permitted Lien) upon any assets of Parent or any of its Subsidiaries pursuant to or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any court, other Governmental Body or other Person pursuant to, the provisions of any material contract of Parent; except, in the case of each of clauses (b) and (c) of this Section 5.05, for any conflicts, violations, consents, approvals, authorizations, breaches, defaults, terminations, cancellations, accelerations, penalties, repayment obligations, special assessments or additional payments, Liens, waivers, filings, exemptions or other actions which would not have a Parent Material Adverse Effect.

Section 5.06. Consents, etc. Except for (a) the applicable requirements of the HSR Act and any other Antitrust Law, (b) applicable requirements of the Exchange Act, (c) the filing of the Registration Statement under the Securities Act, (d) any filings required under state or foreign securities Laws, including any “blue sky” Laws, (e) any filings required by NYSE, (f) the filing of the Certificate of Merger and (g) any filings the failure of which to make would not have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or any of the other Parent Transaction Documents or the consummation of the Contemplated Transactions. Other than as stated above or as set forth on Section 5.06 of the Parent Disclosure Letter, no consent, approval or authorization of any Governmental Body is required to be obtained by Parent or any of its Subsidiaries in connection with its execution, delivery and performance of this Agreement or any of the other Parent Transaction Documents or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations the failure of which to obtain would not have a Parent Material Adverse Effect.

Section 5.07. SEC Reports; Disclosure Controls and Procedures.

(a) Parent has timely filed or furnished all reports and other documents with the SEC required to be filed or furnished by Parent since December 31, 2019 (such reports or documents, the “Parent SEC Documents”). No Subsidiary of Parent is required to file or furnish, or files or furnishes any form, report or other document with the SEC. As of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such most recent applicable amendment, supplement or superseding filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), each as in effect on the date so filed or furnished, and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements (including related notes, if any) contained in the Parent SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto at such time; (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC); and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments, and any other adjustments described therein (or with respect to pro forma financial information, subject to the qualifications stated therein)).

(c) Parent has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Parent (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) reasonably designed to provide reasonable assurance that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since December 31, 2019, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document has been so disclosed.

(d) Except as would not have a Parent Material Adverse Effect, since December 31, 2019, neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer or auditor of Parent or any of its Subsidiaries has received any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e) As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review. To the Knowledge of Parent, there are no SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of Parent.

(f) Neither Parent nor any of its Subsidiaries is a party to, and has no commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s published financial statements or other Parent SEC Documents.

Section 5.08. No Undisclosed Liabilities. Except (a) as and to the extent disclosed, reflected or reserved against on the unaudited consolidated balance sheet of the Parent as of September 30, 2022 (the “Parent Balance Sheet Date”) (or disclosed in the notes to such balance sheet) that is included in the Parent SEC Documents; (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) arising out of or in connection with this Agreement, any Parent Transaction Document or the Contemplated Transactions, Parent, together with its Subsidiaries, does not have any Liabilities required by GAAP to be reflected or reserved against in the consolidated balance sheet of Parent and its Subsidiaries (or disclosed in the notes to such balance sheet) that would have a Parent Material Adverse Effect.

Section 5.09. Absence of Certain Developments. From the Parent Balance Sheet Date to the date hereof, there has not been any Parent Material Adverse Effect. Except as in connection with the Contemplated Transactions, since the Parent Balance Sheet Date, Parent and each of its Subsidiaries have carried on and operated its business in all material respects in the ordinary course of business consistent with past practice, and neither Parent nor its Subsidiaries has taken, committed or agreed to take any actions that would have been prohibited by Section 6.02(b) if such covenants had been in effect as of the Parent Balance Sheet Date.

Section 5.10. Compliance with Laws.

(a) Parent and its Subsidiaries are and have been since December 31, 2017, in compliance with all Laws, including all Healthcare Laws, applicable to them or any of the properties or other assets or businesses or operations of Parent and its Subsidiaries, except where any noncompliance would not have a Parent Material Adverse Effect.

(b) Except as would not have a Parent Material Adverse Effect, since December 31, 2017, (i) neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Body that (A) alleges any violation or noncompliance or any pending or threatened investigation by any such Governmental Body, of any applicable Law, including any Healthcare Laws, and to Parent’s Knowledge, there is no such investigation or inquiry pending or (B) asserts any fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Permits, franchises, variances, registrations, exemptions and other governmental authorizations, approvals, and clearances, consents, approvals, clearances and notices necessary for the lawful operation of the businesses of Parent or any of its Subsidiaries as currently conducted and (ii) neither Parent nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c) Except as would not have a Parent Material Adverse Effect, Parent and each of its Subsidiaries and, to the Knowledge of Parent, each of their respective officers and directors (in their capacities as such) is in compliance in all material respects, and has since December 31, 2019 complied in all material respects with (i) the applicable provisions of Sarbanes Oxley or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of NYSE.

(d) Except as would not have a Parent Material Adverse Effect, neither Parent nor its Subsidiaries nor any of the Parent Knowledge Persons (i) are aware of any fact which would reasonably be expected to result in any violation of any Anti-Corruption Law. Except as would not have a Parent Material Adverse Effect, neither Parent, its Subsidiaries nor, to the Knowledge of Parent, any of their respective directors, officers, or employees while acting on behalf of Parent or any of its Subsidiaries has, at any time since December 31, 2017, (i) violated or is in violation of any provision of the FCPA, (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention, (iii) violated or is in violation of any provision of the UK Bribery Act, (iv) violated any Anti-Corruption Law in any other country or jurisdiction where Parent and or Subsidiaries operate, (v) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any Prohibited Payment, (vi) been subject to any investigation by any Governmental Body with regard to any Prohibited Payment or (vii) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(e) Except as would not have a Parent Material Adverse Effect, none of Parent nor any of its Subsidiaries, nor to the Knowledge of Parent, any of their respective officers, directors or employees acting on their behalf, is currently, or has since December 31, 2017 been: (i) a Sanctioned Person, (ii) organized or ordinarily resident in a Sanctioned Country, (iii) engaging in any unlawful dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, (iv) engaging in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of any licenses or authorizations under all applicable Ex-Im Laws, or (v) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or Trade Control Laws.

(f) Since December 31, 2017, except as would not have a Parent Material Adverse Effect, none of Parent nor any of its Subsidiaries has, in connection with or relating to the business of Parent or any of its Subsidiaries, received from any Governmental Body or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Body; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws or Trade Control Laws.

Section 5.11. Transactions with Affiliates. Since December 31, 2019 through the date of this Agreement, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Parent SEC Documents filed prior to the date hereof.

Section 5.12. Litigation. There are no, and since December 31, 2019, there have not been, any Actions pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or to the Knowledge of Parent, any officer or director of Parent or any of its Subsidiaries in their capacities as such, at law or in equity, or before or by any Governmental Body, and Parent and its Subsidiaries are not subject to or in violation of any Order, except, in each case, that would not have a Parent Material Adverse Effect.

Section 5.13. Brokerage. Other than as set forth on Section 5.13 of the Parent Disclosure Letter, no Person is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent.

Section 5.14. Disclosure. None of the information supplied or to be supplied by or on behalf of Parent in writing for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the Parent Stockholders, or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, at that time and in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Parent Stockholder Meeting which became false or misleading. The portions of the Joint Proxy Statement relating to Parent will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information not supplied by or on behalf of Parent for inclusion or incorporation by reference in the foregoing documents. The representations and warranties contained in this Section 5.14 will not apply to statements or omissions included in the Registration Statement or Joint Proxy Statement upon information furnished to Parent in writing by the Company specifically for use therein.

Section 5.15. Ownership of Company Capital Stock. Parent, its Subsidiaries, David Paul and his controlled Affiliates do not beneficially own, and do not have any interest in, and, in the last two (2) years, have not beneficially owned or had any interest in any shares of Company Capital Stock, or other securities of the Company or any options, warrants or other rights to acquire any economic interest in, the Company.

Section 5.16. Takeover Statutes; No Rights Agreement.

(a) Assuming the accuracy of the Company’s representation in Section 5.15, the Parent Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of Parent Organizational Documents inapplicable to the Contemplated Transactions.

(b) There is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which Parent is a party or by which it is otherwise bound.

Section 5.17. Merger Sub. Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the Contemplated Transactions and has not engaged in any activities or business and has incurred no liabilities or obligations whatsoever, in each case other than those incident to its organization and the execution of this Agreement and the consummation of the Contemplated Transactions.

Section 5.18. Merger Qualification. To the Knowledge of Parent, there are no facts, agreements, plans or other circumstances, and neither Parent nor Merger Sub has taken or agreed to take any action or failed to take any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.19. NO OTHER REPRESENTATIONS AND WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE V (AS MODIFIED BY THE PARENT DISCLOSURE LETTER), IN THE CERTIFICATES DELIVERED PURSUANT TO SECTION 7.16(a) AND SECTION 8.03(d) AND IN THE VOTING AGREEMENT, NEITHER PARENT NOR ANY PERSON ON BEHALF OF PARENT MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND PARENT HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE CONTEMPLATED TRANSACTIONS.

Section 5.20. NON-RELIANCE. NEITHER PARENT, MERGER SUB NOR ANY OF PARENT’S OTHER SUBSIDIARIES IS RELYING, AND NEITHER PARENT, MERGER SUB NOR ANY OF PARENT’S OTHER SUBSIDIARIES HAS RELIED, ON ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER BY OR ON BEHALF OF, COMPANY OR ANY OF ITS AFFILIATES REGARDING THE SUBJECT MATTER OF THIS AGREEMENT, EXPRESS OR IMPLIED, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER) AND IN THE CERTIFICATES DELIVERED PURSUANT TO SECTION 7.16(a) AND SECTION 8.03(d). SUCH REPRESENTATIONS AND WARRANTIES BY THE COMPANY CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS AND EACH OF PARENT AND MERGER SUB UNDERSTANDS, ACKNOWLEDGES AND AGREES ON BEHALF OF ITSELF AND EACH OF ITS SUBSIDIARIES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE WHETHER EXPRESS, IMPLIED OR STATUTORY ARE SPECIFICALLY DISCLAIMED BY THE COMPANY. NEITHER THE COMPANY NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO PARENT OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO PARENT OR MERGER SUB, OR PARENT’S OR MERGER SUB’S USE OF, ANY SUCH INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO PARENT OR MERGER SUB IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE CONTEMPLATED TRANSACTIONS.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.01. Covenants of the Company.

(a) Except (i) as required or prohibited by applicable Law, (ii) for any action taken, or omitted to be taken, in response or pursuant to COVID-19 Measures, (iii) as expressly permitted or required by this Agreement, (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), or (v) as set forth in Section 6.01(a) of the Company Disclosure Letter, from the date hereof until the earlier of the Effective Time or the date this Agreement is validly terminated in accordance with Article IX (the “Pre-Closing Period”), the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (A) carry on its business in the ordinary course of business consistent with past practice in all material respects, and (B) preserve intact its current business organizations and its relationships with material customers, suppliers, licensors, licensees, distributors, Governmental Bodies and others having business relationships that are material to the Company or its Subsidiaries taken as a whole, provided, that (i) no action by the Company or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 6.01(b) shall be a breach of this sentence and (ii) the Company’s or any of its Subsidiaries’ failure to take any action prohibited by Section 6.01(b) by virtue of Parent’s failure to consent to such action shall not be deemed to be a breach of this Section 6.01(a).

(b) Without limiting the generality of Section 6.01(a), during the Pre-Closing Period and except (i) as set forth in Section 6.01(b) of the Company Disclosure Letter, (ii) as required or prohibited by applicable Law, (iii) for any action taken, or omitted to be taken, in response or pursuant to COVID-19 Measures, (iv) as expressly permitted or required by this Agreement or (v) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not and shall cause its Subsidiaries, not to:

(i) (1) declare, set aside, establish a record date for or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any Company Common Stock or Company Subsidiary Securities or other equity securities of the Company or its Subsidiaries or (2) directly or indirectly redeem, repurchase or otherwise acquire any shares of Company Common Stock or Company Subsidiary Securities or any Company RSU Awards or Company PRSU Awards with respect thereto, except, in each case, (A) for the declaration and payment of dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company solely to its owner or owners, (B) any forfeitures or repurchases of unvested Company RSU Awards, Company PRSU Awards or other shares of or awards with respect to Company Common Stock issued pursuant to or granted as awards under the Company Equity Plans in accordance with the terms thereof as in effect as of the date hereof, (C) to satisfy any applicable Tax withholding in respect of the vesting or settlement of any Company RSU Awards or Company PRSU Awards, or (D) in settlement or conversion of any of the Company Convertible Notes solely to the extent required pursuant to the terms of the corresponding Indenture or any exercise of the Company Call Options or the Company Warrants, in each case, outstanding on the date hereof and in accordance with their respective terms on the date hereof;

(ii) issue, sell, pledge, dispose of or otherwise encumber, or authorize the issuance, sale, pledge, disposition or other encumbrance of, or make or exercise any option to purchase with respect to, (1) any shares of Company Common Stock or any Company Subsidiary Securities, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (3) any phantom equity or similar contractual rights or (4) any rights, warrants or options to acquire any such shares or securities exchangeable or convertible into such shares, except in each case: (A) upon any conversion of the Company Convertible Notes solely to the extent required pursuant to the corresponding Indenture in connection with the exercise of any conversion rights available to the holders thereof, or any exercise of the Company Call Options or Company Warrants, in each case, outstanding on the date hereof in accordance with their respective terms on the date of this Agreement (for the avoidance of doubt, the Company shall not repay any Company Convertible Notes in shares of Company Capital Stock), (B) for issuances of Company Common Stock upon the vesting of Company RSU Awards or Company PRSU Awards (and dividend equivalents thereon, if applicable) outstanding prior to the date hereof or issued after the date hereof in compliance with this Agreement, in each case, in accordance with their respective terms, (C) for issuances of shares of Company Common Stock upon the exercise of purchase rights under the Company ESPP solely for the Offering Period ending April 30, 2023, (D) for transactions solely between or among any of the Company and its wholly owned Subsidiaries, and (E) Permitted Liens;

(iii) except as required by applicable Law or the terms of a Company Plan as in effect as of the date hereof, (A) grant or materially increase the wages, salary, severance, equity or other compensation or benefits with respect to any of the Company’s or any of its Subsidiaries’ officers, directors or employees, other than in the ordinary course of business consistent with past practice, (B) establish, adopt, enter into, amend or terminate any Company Plan, other than (x) the entry into offer letters in the ordinary course of business consistent with past practice or (y) amendment of any Company Plan that is a broad-based welfare benefit plan in the ordinary course of business consistent with past practice and in a manner that does not enhance the benefits under such Company Plan, (C) accelerate the vesting, funding or time of payment of any compensation or other benefit, or (D) enter into any change-of-control, retention or severance agreement with any employee of the Company or any of its Subsidiaries;

(iv) (A) adopt, enter into or amend any collective bargaining agreement or other Contract with any labor union, works council or other employee representative body applicable to the Company or its Subsidiaries or (B) engage in any conduct that would result in an employment loss or layoff for a sufficient number of employees of the Company or its Subsidiaries which would constitute a “plant closing” or “mass layoff” under WARN;

(v) except for the hiring or engagement of any individual to whom an offer of employment has been extended on or prior to the date hereof, hire, engage or terminate (other than for cause) any director, officer, Company Employee, consultant (who is a natural person) or independent contractor (who is a natural person) (A) outside of the ordinary course of business or (B) who is or would be an employee at or above the level of vice president;

(vi) other than as expressly permitted or required by this Agreement in furtherance of the Contemplated Transactions, amend, or propose to amend any Company Organizational Document (including by merger, consolidation or otherwise) or the comparable charter or Organization Documents of any of its Subsidiaries or adopt a stockholders’ rights plan or similar plan, or enter into any agreement with respect to the voting of the Company Capital Stock or any Company Subsidiary Securities;

(vii) effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of Company Capital Stock or any Company Subsidiary Securities;

(viii) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of the Company or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X;

(ix) make any capital expenditures other than the capital expenditures permitted by Section 6.01(b)(ix) of the Company Disclosure Letter;

(x) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other Person, except for the (A) purchase of inventory from suppliers or vendors in the ordinary course of business consistent with past practice, (B) acquisitions for consideration in an amount not to exceed $2 million in the aggregate or (C) transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries;

(xi) (A) incur, draw upon, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or any derivative financial instruments or arrangements, or enter into any new arrangements to issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), renew or extend any existing credit or loan arrangements, enter into, any “keep well” or other agreement to maintain any financial condition of another Person, or enter into any Contract having the economic effect of any of the foregoing; (B) amend, modify, supplement or terminate any Company Warrant (except as expressly contemplated by this Agreement or in connection with the consummation of the Merger or a refinancing of the Company 2023 Convertible Notes otherwise permitted hereunder), (C) make any loans or advances to any other Person other than in the ordinary course of business consistent with past practice, or (D) make any material capital contributions to, or investments in, any other Person other than in the ordinary course of business consistent with past practice, except, in each case, for (1) any such transactions among the Company and its wholly owned Subsidiaries or to or among any wholly owned Subsidiaries of the Company, and (2) guarantees by the Company or its Subsidiaries in respect of any of the foregoing;

(xii) sell, transfer, license, assign, mortgage, encumber or otherwise abandon, withdraw or dispose of (A) any assets (other than cash and Intellectual Property) with a fair market value in excess of $2 million in the aggregate, or (B) any Company Owned Intellectual Property or Company Exclusively Licensed Intellectual Property, except for, in each case, (x) Permitted Liens, (y) transactions in the ordinary course of business consistent with past practice, and (z) any transaction (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries;

(xiii) pay, discharge, settle, compromise or satisfy any Action that is unrelated to the Contemplated Transactions, other than compromises, settlements or agreements that result solely in monetary obligations involving payment (without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries) by the Company of an amount not greater than $2 million (net of insurance proceeds) in the aggregate;

(xiv) change its fiscal year or change any of its material financial accounting methods or practices in any respect, except as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Body or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization or applicable Law);

(xv) (A) make, change or revoke any material Tax election with respect to the Company or any of its Subsidiaries, or adopt, change or revoke any material method of Tax accounting, in each case, in a manner that is inconsistent with the corresponding position taken, election made or method used, if any, in preparing or filing Tax Returns with respect to periods ending prior to the Closing, except as required by GAAP, (B) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. Law) relating to or affecting any material Tax Liability or refund of material Taxes with respect to the Company or any of its Subsidiaries, (C) extend or waive (except for automatically granted extensions and waivers) the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to the Company or any of its Subsidiaries (other than pursuant to the expiration of an applicable statute of limitations), or (D) settle or compromise any material Tax Liability or refund of material Taxes with respect to the Company or any of its Subsidiaries for an amount materially in excess of amounts reserved therefor, in the case of each of clauses (A), (B) and (C), if such action would result in a material net increase in the Tax liability of the Company and its Subsidiaries (it being agreed and understood that none of clauses (i) through (xiv) nor clause (xvi) through (xix) of this Section 6.01(b) shall apply to Tax compliance matters other than clause (xix) insofar as it relates to this clause (xv));

(xvi) amend or modify in any material respect or terminate, any Company Material Contract, or enter into any Contract that, if existing on the date hereof, would be a Company Material Contract, in each case other than (a) as set forth on Section 6.01(b) of the Company Disclosure Letter, (b) the expiration of any Company Material Contract in accordance with its terms, or (c) as expressly contemplated by this Agreement;

(xvii) take any action to exempt any Person from any state takeover statute or similar statute or regulation that applies to the Company with respect to a Company Acquisition Proposal, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Merger Sub, or any of their respective Subsidiaries or Affiliates or to the extent permitted pursuant to Section 7.04;

(xviii) voluntarily abandon, withdraw, terminate, suspend, abrogate, amend or modify any Company Permit in a manner that would materially impair the operation of the business of the Company and its Subsidiaries, taken as a whole; or

(xix) authorize, agree or commit to take any of the actions described in Section 6.01(b)(i) through Section 6.01(b)(xviii).

Section 6.02. Covenants of Parent.

(a) Except (i) as set forth in Section 6.02(a) of the Parent Disclosure Letter, (ii) as required or prohibited by applicable Law, (iii) for any action taken, or omitted to be taken, in response or pursuant to COVID-19 Measures, (iv) as expressly permitted or required by this Agreement or (v) with the prior written consent of the Company (which consent shall not be unreasonably delayed, withheld or conditioned), during the Pre-Closing Period, Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (A) carry on its business in the ordinary course of business consistent with past practice in all material respects, and (B) preserve intact its current business organizations and its relationships with material customers, suppliers, licensors, licensees, distributors, Governmental Bodies and others having business relationships that are material to Parent or its Subsidiaries taken as a whole; provided, that (i) no action by Parent or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 6.02(b) shall be a breach of this sentence and (ii) Parent’s or any of its Subsidiaries’ failure to take any action prohibited by any of Section 6.02(b) by virtue of the Company’s failure to consent to such action shall not be deemed to be a breach of this Section 6.02(a).

(b) Without limiting the generality of Section 6.02(a), during the Pre-Closing Period and except (i) as set forth in Section 6.02(b) of the Parent Disclosure Letter, (ii) as required or prohibited by applicable Law, (iii) for any action taken, or omitted to be taken, in response or pursuant to COVID-19 Measures, (iv) as expressly permitted or required by this Agreement or (v) with the prior written consent of the Company (which consent shall not be unreasonably delayed, withheld or conditioned), Parent shall not and shall cause its Subsidiaries not to:

(i) (1) declare, set aside, establish a record date for or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any Parent Capital Stock or any other equity securities of the Company or its Subsidiaries or (2) directly or indirectly redeem, repurchase or otherwise acquire any shares of Parent Capital Stock or Parent Equity Awards with respect thereto, except, in each case, (A) for the declaration and payment of dividends or distributions by a direct or indirect wholly owned Subsidiary of Parent solely to its parent, (B) any forfeitures or repurchases of unvested Parent Options and other Parent Equity Awards granted under the Parent Equity Plans and solely in accordance with the terms thereof as in effect as of the date hereof, (C) to satisfy any applicable Tax withholding in respect of the exercise (with respect to Parent Option Awards), vesting, settlement of any Parent Equity Award or (D) as set forth on Section 6.02(b) of the Parent Disclosure Letter;

(ii) issue, sell, pledge, dispose of or otherwise encumber, or authorize the issuance, sale, pledge, disposition or other encumbrance of, or make or exercise any option to purchase with respect to, (1) any shares of Parent Capital Stock or any equity securities of Parent’s subsidiaries, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (3) any phantom equity or similar contractual rights or (4) any rights, warrants or options to acquire any such shares or securities exchangeable into such shares, except in each case: (A) for issuances not to exceed 1% of Parent’s fully diluted shares of capital stock in the aggregate, (B) for grants of Parent Equity Awards in the ordinary course of business consistent with past practice, (C) for issuances of shares of Parent Common Stock in respect of any exercise of Parent Options existing as of the date hereof or granted in compliance with this Agreement, (D) for issuances of Parent Common Stock upon the vesting of Parent Equity Awards (and dividend equivalents thereon, if applicable) outstanding prior to the date hereof or issued after the date hereof in compliance with this Agreement, in each case in accordance with their respective terms), (E) for transactions solely between or among Parent and its wholly owned Subsidiaries, and (F) Liens on any equity securities of Parent’s subsidiaries under Parent’s principal credit facility as of the date hereof;

(iii) other than as expressly permitted or required by this Agreement in furtherance of the Contemplated Transactions, amend, or propose to amend any of Parent’s Organizational Documents (including by merger, consolidation or otherwise) or the comparable charter or organization documents of any of its Subsidiaries or adopt a stockholders’ rights plan or similar plan, or enter into any agreement with respect to the voting of its capital stock;

(iv) effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(v) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of Parent or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X; or

(vi) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other Person, except for the (A) purchase of inventory from suppliers or vendors in the ordinary course of business consistent with past practice with respect to strategic initiatives in preparation for post-Closing integration, (B) acquisitions for consideration in an amount not to exceed $2 million in the aggregate or (C) transactions (1) solely among Parent and one or more of its wholly owned Subsidiaries or (2) solely among the Parent’s wholly owned Subsidiaries;

(vii) authorize, agree or commit to take any of the actions described in Section 6.02(b)(i) through Section 6.02(b)(vi).

Section 6.03. No Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or any of its Subsidiaries’ operations or give Parent, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE VII

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.01. Investigation.

(a) Upon Parent’s reasonable advance request to the Company, for the purposes of facilitating the Contemplated Transaction or preparing for the post-Closing integration of the Company and Parent, the Company shall afford to Parent and its Representatives reasonable access during normal business hours during the Pre-Closing Period to the Company’s and its Subsidiaries’ personnel and properties, Contracts, commitments, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Law and with such additional financial, operating and other data and information regarding the Company and its Subsidiaries, as Parent may reasonably request; provided, however, that such access shall be in a manner so as to not unreasonably interfere with the normal business operations of the Company or any of its Subsidiaries. Notwithstanding the foregoing, neither the Company nor its Subsidiaries shall be required to afford such access to Parent and its Representatives if, in the reasonable judgment of the Company, it would cause a loss of privilege to the Company or any of its Subsidiaries, would constitute a violation of any applicable Law or a breach of any Contract to which it is a party, would result in the disclosure of any valuations of the Company or Parent in connection with the Contemplated Transactions or portions of the minutes of the meetings of the Company Board or any committee thereof (including any presentations or other materials prepared by or for the Company Board or any committee thereof) where the Company Board or such committee, as applicable, discussed the Contemplated Transactions or any similar transaction between the Company and any other Person, would result in the disclosure of any information in connection with any litigation or similar dispute between the Parties, would expose the Company to violations of Privacy Laws, or would result in the disclosure of any Trade Secrets; provided, in each case, that the Company has used commercially reasonable efforts to find an alternative way to provide the access or information contemplated by this Section 7.01(a) to Parent and its Representatives, as applicable, that does not cause such loss, constitute such violation or breach or result in such disclosure or exposure, and provided, further that in the event the Company restricts access or information pursuant to the foregoing exceptions, the Company shall provide written notice of the reason for such restriction. Notwithstanding any other provision in this Agreement to the contrary but subject to Section 7.01(c) and Section 7.01(f), promptly following the date hereof, the Company shall use reasonable best efforts to provide Parent with full and complete copies of each Material Contract. Nothing in this Section 7.01(a) shall be construed so as to limit Parent’s ability to exercise any of its rights or remedies pursuant to this Agreement.

(b) Upon the Company’s reasonable advance request to Parent, for the purposes of facilitating the Contemplated Transaction or preparing for the post-Closing integration of the Company and Parent, Parent shall afford to the Company and its Representatives reasonable access during normal business hours during the Pre-Closing Period to Parent’s and its Subsidiaries’ personnel and properties, Contracts, commitments, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Law and with such additional financial, operating and other data and information regarding Parent and its Subsidiaries, as the Company may reasonably request, provided, however, that such access shall be in a manner so as to not unreasonably interfere with the normal business operations of Parent or any of its Subsidiaries. Notwithstanding the foregoing, neither Parent nor its Subsidiaries shall be required to afford such access to the Company and its Representatives if, in the reasonable judgment of Parent, it would cause a loss of privilege to Parent or any of its Subsidiaries, would constitute a violation of any applicable Law or a breach of any Contract to which it is a party, would result in the disclosure of any valuations of the Company or Parent in connection with the Contemplated Transactions or portions of the minutes of the meetings of the Parent Board or any committee thereof (including any presentations or other materials prepared by or for the Parent Board or any committee thereof) where the Parent Board or such committee, as applicable, discussed the Contemplated Transactions or any similar transaction between Parent and any other Person, would result in the disclosure of any information in connection with any litigation or similar dispute between the Parties, would expose Parent to violations of Privacy Laws, or would result in the disclosure of any Trade Secrets; provided, in each case, that Parent has used commercially reasonable efforts to find an alternative way to provide the access or information contemplated by this Section 7.01(b) to the Company and its Representatives, as applicable, that does not cause such loss, constitute such violation or breach or result in such disclosure or exposure, and provided, further, that, in the event Parent restricts access or information pursuant to the foregoing exceptions, Parent shall provide written notice of the reason for such restriction. Nothing in this Section 7.01(b) shall be construed so as to limit the Company’s ability to exercise any of its rights or remedies pursuant to this Agreement.

(c) Disclosure of any information pursuant to this Section 7.01 or Section 7.07 may be limited to external counsel for Parent or the Company, as applicable, to the extent the disclosing Party determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws. Disclosure of any information pursuant to this Section 7.01 or Section 7.07 shall be subject to any additional confidentiality or joint defense agreement the parties may mutually determine to enter into.

(d) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall promptly notify the other Party in writing of any occurrence of a Parent Material Adverse Effect or Company Material Adverse Effect, as applicable, provided that the failure to make any such notification shall have not relieve or otherwise have any effect on the obligations of any Party to consummate the Contemplated Transactions.

(e) Notwithstanding anything to the contrary in this Section 7.01, any physical access may be limited by the disclosing Party to the extent the disclosing Party determines in good faith that such limitation is necessary in light of COVID-19 or any COVID-19 Measures, including if providing such access would reasonably be expected to pose a material risk to the general health and safety of employees of the disclosing Party or the applicable Subsidiary thereof. Nothing herein shall authorize any Party or its Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by the other Party or its Subsidiaries. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from requests for access.

(f) The Parties hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the Contemplated Transactions, including the information provided pursuant to Section 7.01(a), shall be deemed to be Confidential Information, as such term is defined in, and shall be treated in accordance with, that certain confidentiality letter agreement between Parent and the Company dated as of October 22, 2021 (as it may be amended, the “Confidentiality Agreement”) and, to the extent applicable, that certain Clean Team Agreement between Parent and the Company dated as of January 6, 2023 (as it may be amended, the “Clean Team Agreement”) and shall be used solely to effectuate the Contemplated Transactions, including with respect to planning for integration, or exercising any of the Parties’ rights or remedies under the Merger Agreement or the Voting Agreement. In furtherance of the foregoing, each of Parent and the Company agrees that it will not use any information obtained pursuant to this Section 7.01 for any competitive purpose unrelated to the consummation of the Contemplated Transactions or the exercise of either Party’s rights or remedies under this Agreement and preparation for the post-Closing integration of the Company and Parent.

Section 7.02. Registration Statement; Proxy Statement.

(a) As soon as practicable after the execution of this Agreement, and in any event within 30 days after the date of this Agreement, (i) Parent and the Company shall jointly prepare a joint proxy statement (the “Joint Proxy Statement”) in preliminary form, which shall, subject to Section 7.04 and Section 7.06, contain each of the Parent Board Recommendation and the Company Board Recommendation (unless a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, has occurred in compliance with this Agreement), and (ii) Parent shall prepare and file with the SEC (x) a registration statement on Form S-4, in which the Joint Proxy Statement shall be included and (y) a prospectus relating to the shares of Parent Class A Common Stock to be offered and sold pursuant to this Agreement and the Merger (such registration statement together with the amendments and supplements thereto, the “Registration Statement”). Each of Parent and the Company covenants and agrees that the information provided by it or any of its Subsidiaries for inclusion in the Joint Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the time that the Joint Proxy Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the Company Stockholders or when the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent in such efforts, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Contemplated Transactions, including the Merger. In furtherance thereof, Parent and the Company will work together in good faith, including with each Party’s Representatives (including by providing reasonable access to relevant data, schedules and work papers), to prepare financial statements, financial information and such other information as required to be included in the Registration Statement.

(b) Each of Parent and the Company shall reasonably cooperate with each other and provide, and require its Representatives to provide the other party and its Representatives, with all true, correct and complete information regarding the Company or any of its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by the other Party to be included in the Registration Statement. Each of Parent and the Company will use commercially reasonable efforts to cause their respective independent accounting firms to deliver consent letters regarding the inclusion of their opinions with respect to the Company’s or Parent’s, as applicable, financial statements that are included in the Registration Statement, which such consent letter shall be customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(c) Each of Parent and the Company shall use its respective reasonable best efforts to mail the Joint Proxy Statement to its respective stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall use reasonable best efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of shares of Parent Class A Common Stock pursuant to this Agreement, and each Party shall furnish all information concerning the Company, Parent and the holders of capital stock of the Company and Parent, as applicable, as may be reasonably requested by another Party in connection with any such action and the preparation, filing and distribution of the Registration Statement and the Joint Proxy Statement. No filing of, or amendment or supplement to, or material correspondence to the SEC or its staff with respect to the Registration Statement may be made by Parent, or with respect to the Joint Proxy Statement may be made by the Company, Parent or any of their respective Subsidiaries, without providing the Company (in the case of Parent) or Parent (in the case of the Company) a reasonable opportunity to review and comment thereon; provided, however, that the foregoing obligation shall not apply with respect to the Company Annual Meeting Portion, the Parent Annual Meeting Portion and documents filed by a party that are incorporated by reference in the Registration Statement or Joint Proxy Statement; and provided, further, that this approval right shall not apply with respect to information relating to a Company Adverse Recommendation Change or a Parent Adverse Recommendation Change made in compliance with this Agreement. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Class A Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Parent and the Company shall advise the other, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Joint Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, is discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other Party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either the Parent Stockholders or the Company Stockholders, as applicable.

Section 7.03. Stockholders’ Meetings.

(a) The Company shall take all action necessary in accordance with applicable Law and the Company Organizational Documents to duly give notice of, convene and hold a meeting of the Company Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to obtain the Company Stockholder Approval (the “Company Stockholders’ Meeting”). Subject to Section 7.04, the Company will, through the Company Board, recommend that the Company Stockholders adopt this Agreement and will use commercially reasonable efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of the Company Stockholders required by the Company Organizational Documents, the rules of NASDAQ or applicable Law to obtain such approvals. The Company shall not (i) submit at the Company Stockholders’ Meeting any matter for approval of the Company Stockholders other than those required for the Company Stockholder Approval (and other than matters of procedure and matters required by or advisable under applicable Law to be voted on by the Company Stockholders in connection therewith) or (ii) hold a stockholder meeting for any purpose prior to the occurrence of the Company Stockholders’ Meeting; provided that the Company may (x) combine its annual meeting of stockholders with the Company Stockholders’ Meeting and submit such additional matters at the Company Stockholders’ Meeting as it is required to present or has customarily presented at its prior annual meetings (the portion, if any, of the Joint Proxy Statement relating solely to the Company’s annual meeting, the “Company Annual Meeting Portion”) or (y) if the Registration Statement is not declared effective by the date that is twenty five (25) Business Days before the date that is thirteen (13) months after the date the Company held its annual meeting of stockholders in 2022, hold its annual meeting of stockholders prior to the Company Stockholders’ Meeting; provided, further, however, that subject to Section 7.03(c), in no event shall the Company Stockholders’ Meeting be held on a date that is more than 30 days following the date on which the Registration Statement is declared effective under the Securities Act. The Company shall keep Parent and Merger Sub updated with respect to proxy solicitation results as may be reasonably requested by Parent or Merger Sub.

(b) Parent shall take all action necessary in accordance with applicable Law and Parent’s Organizational Documents to duly give notice of, convene and hold a meeting of the Parent Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to obtain the Parent Stockholder Approval (the “Parent Stockholders’ Meeting”). Subject to Section 7.06, Parent will, through the Parent Board, recommend that the Parent Stockholders approve the proposal to issue the aggregate Merger Consideration in accordance with the provisions of this Agreement and will use commercially reasonable efforts to solicit from the Parent Stockholders proxies in favor of the issuance of the aggregate Merger Consideration and to take all other action necessary or advisable to secure the vote or consent of the Parent Stockholders required by Parent’s Organizational Documents, the rules of NYSE or applicable Law to obtain such approvals. Parent shall not (i) submit at the Parent Stockholders’ Meeting any matter for approval of Parent Stockholders other than those required for the Parent Stockholder Approval (and other than matters of procedure and matters required by or advisable under applicable Law to be voted on by the Parent Stockholders in connection therewith) or (ii) hold a stockholder meeting for any purpose prior to the occurrence of the Parent Stockholders’ Meeting; provided that Parent may (x) combine its annual meeting of stockholders with the Parent Stockholders’ Meeting and submit such additional matters at the Parent

Stockholders’ Meeting as it is required to present or has customarily presented at its prior annual meetings (the portion, if any, of the Joint Proxy Statement relating solely to Parent’s annual meeting, the “Parent Annual Meeting Portion”) or (y) if the Registration Statement is not declared effective by the date that is twenty five (25) Business Days before the date that is thirteen (13) months after the date Parent held its annual meeting of stockholders in 2022; provided, further, however, that subject to Section 7.03(c), in no event shall the Parent Stockholders’ Meeting be held on a date that is more than 30 days following the date on which the Registration Statement is declared effective under the Securities Act.

(c) The Company and Parent shall use their commercially reasonable efforts to schedule and hold the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting, as applicable, on the same date and as promptly as practicable after the Registration Statement is declared effective under the Securities Act; provided, that the Company or Parent, as applicable, may, after reasonable consultation with the Company or Parent, as applicable, postpone, recess or adjourn the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, and, if applicable, set a new record date for such meeting, (i) if required by Law, (ii) if there are not sufficient affirmative votes present in person or by proxy at such meeting to obtain the Company Stockholder Approval or the Parent Stockholder Approval, as applicable, and such party shall use commercially reasonable efforts in order to obtain the requisite number of affirmative votes in person or by proxy as of such later date, or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board or the Parent Board, as applicable, has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders or the Parent Stockholders, as applicable, prior to the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable; provided, however, that neither the Company Stockholders’ Meeting nor the Parent Stockholders’ Meeting shall be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of such meeting without the prior written consent of the other Party or on any occasion to a date after the date that is ten (10) Business Days before the End Date (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.04. Non-Solicitation by Company; Company Board Recommendation.

(a) The Company shall not, and shall cause its directors and Subsidiaries not to, and shall instruct its and their respective Representatives not to, directly or indirectly (i) initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal; (ii) participate or engage in discussions (except to notify a Person that makes an inquiry or offer with respect to a Company Acquisition Proposal of the existence of the provisions of this Section 7.04 or to clarify whether any such inquiry, offer or proposal constitutes a Company Acquisition Proposal) or negotiations with, or disclose any non-public information or data relating to, the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to any Person that has made or could reasonably be expected to make, or in connection with, a Company Acquisition Proposal; or (iii) enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement, with respect to a Company Acquisition Proposal (other than an Acceptable Company Confidentiality Agreement permitted pursuant to this Section 7.04). The Company shall, and shall cause its Subsidiaries to, and shall instruct its and their respective Representatives to, immediately cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person (other than Parent and its Affiliates ) conducted heretofore by the Company or any Subsidiary thereof or any of its or their respective Representatives, with respect to a Company Acquisition Proposal or which could reasonably be expected to lead to a Company Acquisition Proposal, and, in connection therewith, the Company shall immediately discontinue access by any Person (other than Parent and its Affiliates) to any data room (virtual or otherwise) established by the Company or its Representatives for such purpose. Within two (2) Business Days from the date hereof, the Company shall request the return or destruction of all confidential, non-public information provided to Third Parties that have entered into confidentiality agreements with the Company or any Subsidiary thereof or who have otherwise been provided with confidential, non-public information since January 1, 2022 relating to a Company Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, until obtaining the Company Stockholder Approval, the Company and the Company Board may take any actions described in clause (ii) of this Section 7.04(a) with respect to Third Party if, (x) the Company receives a written Company Acquisition Proposal from such Third Party (and such Company Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or facilitated in violation of this Section 7.04(a)) and (y) such proposal constitutes, or the Company Board determines in good faith after consultation with its financial advisor and outside legal counsel that such proposal is or could reasonably expected to lead to, a Company Superior Proposal; provided, that the Company may deliver non-public information to such Third Party pursuant to this sentence only pursuant to an Acceptable Company Confidentiality Agreement with respect to the Company. Nothing contained in this Section 7.04 shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company Stockholders a position with respect to a Company Acquisition Proposal pursuant to Rules 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure if the Company Board has determined in good faith after consultation with its outside legal counsel and financial advisor that the failure to do so would be inconsistent with its fiduciary obligations to the Company Stockholders; provided, that this sentence shall not permit the Company Board to make a Company Adverse Recommendation Change, except to the extent permitted by Section 7.04(b) or Section 7.04(c).

(b) Neither the Company Board nor any committee thereof may directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to Parent or Merger Sub), the approval, recommendation or declaration of advisability by the Company Board or any such committee of the Merger; (ii) propose publicly to recommend, adopt or approve any Company Acquisition Proposal; (iii) fail to include the Company Board Recommendation in the Joint Proxy Statement; or (iv) fail to reaffirm or re-publish the Company Board Recommendation within ten (10) Business Days of being requested by Parent to do so or, if earlier, not later than two (2) Business Days prior to the Company Stockholders’ Meeting (any action described in this sentence being referred to as a “Company Adverse Recommendation Change”); provided, that such ten (10) Business Day period shall be extended for an additional five (5) Business Days following any material modification to any Company Acquisition Proposal occurring after the receipt of Parent’s written request, and Parent shall be entitled to make such a written request for reaffirmation or republication only once for each Company Acquisition

Proposal. A “stop, look and listen” disclosure pursuant to Rule 14d-9(f) promulgated under the Exchange Act in connection with a tender or exchange offer shall not constitute a Company Adverse Recommendation Change. A change of the Company Board Recommendation to “neutral” is a Company Adverse Recommendation Change. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, and subject to the Company’s compliance in all material respects with the provisions of Section 7.03 and this Section 7.04, in response to a Company Acquisition Proposal that the Company Board has determined in its reasonable discretion is a Company Superior Proposal that has not been withdrawn and did not result from a breach of Section 7.04(a), the Company Board may make such a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(c)(ii); provided, however, that the Company may not make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(c)(ii) in response to a Company Superior Proposal (x) until four (4) Business Days after the Company provides written notice to Parent advising Parent that the Company Board has received a Company Superior Proposal, specifying the material terms and conditions of such Company Superior Proposal, identifying the Person or group making such Company Superior Proposal and including copies of all documents pertaining to such Company Superior Proposal (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice as provided herein, but with respect to any such subsequent notices references to a “four (4) Business Day period” shall be deemed references to a “two (2) Business Day period”); (y) if during such four (4) or two (2) Business Day period (the “Company Notice Period”), Parent proposes any alternative transaction in writing (including any modifications to the terms of this Agreement), unless the Company Board determines in good faith, after good faith negotiations between the Company and Parent (if such negotiations are requested by Parent) during such four (4) or two (2) Business Day Company Notice Period (after consultation with the Company’s outside legal counsel and financial advisor and taking into account all financial, legal and regulatory terms and conditions of such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the Company Superior Proposal) that such alternative transaction proposed by Parent in writing is not at least as favorable to the Company and the Company Stockholders as the Company Superior Proposal and (z) unless the Company Board determines in good faith after consultation with its outside legal counsel and financial advisor that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the Company Stockholders under applicable Law.

(c) Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, the Company Board may effect a Company Adverse Recommendation Change if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, that (i) the Company shall first notify Parent in writing at least four (4) Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of the reasons therefor, (ii) if requested by Parent, the Company shall make its Representatives reasonably available to negotiate with Parent and its Representatives during such four (4) Business Day period following such notice regarding any proposal by Parent to amend the terms of this Agreement, and (iii) the Company Board shall not effect any Company Adverse Recommendation Change unless, after the four (4) Business Day period described in the foregoing clause (ii), the Company Board determines in good faith, after consultation with its outside legal counsel and taking into account any written proposal by Parent to amend the terms of this Agreement during such four Business Day period, that the failure to take such action would continue to be inconsistent with its fiduciary duties under applicable Law.

(d) The Parties agree that in addition to the other obligations of the Company set forth in this Section 7.04, as promptly as practicable after receipt thereof, and in any event within forty-eight (48) hours, the Company shall advise Parent in writing of any request for information or any Company Acquisition Proposal received from any Person and the material terms and conditions of such Company Acquisition Proposal, and the Company shall promptly provide to Parent copies of any written requests, proposals or offers, including proposed agreements, received by the Company in connection with any of the foregoing and the identity of the Person or group making any such request, Company Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. The Company agrees that it shall substantially concurrently provide to Parent any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Company Acquisition Proposal which was not previously provided to Parent. The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status of any Company Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof).

Section 7.05. Non Solicitation by Parent. Parent shall not, and shall cause its directors and Subsidiaries not to, and shall instruct its and their respective Representatives not to, directly or indirectly (i) initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal; (ii) participate or engage in discussions (except to notify a Person that makes an inquiry or offer with respect to a Parent Acquisition Proposal of the existence of the provisions of this Section 7.05 or to clarify whether any such inquiry, offer or proposal constitutes a Parent Acquisition Proposal) or negotiations with, or disclose any non-public information or data relating to, Parent or any of its Subsidiaries or afford access to the properties, books or records of Parent or any of its Subsidiaries to any Person that has made or could reasonably be expected to make, or in connection with, a Parent Acquisition Proposal; or (iii) enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement, with respect to a Parent Acquisition Proposal (other than an Acceptable Parent Confidentiality Agreement permitted pursuant to this Section 7.05). Parent shall, and shall cause its Subsidiaries to, and shall instruct its and their respective Representatives to, immediately cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person (other than the Company and its Affiliates) conducted heretofore by Parent or any Subsidiary thereof or any of its or their respective Representatives, with respect to a Parent Acquisition Proposal or which could reasonably be expected to lead to a Parent Acquisition Proposal, and, in connection therewith, Parent shall immediately discontinue access by any Person (other than Company and its Affiliates) to any data room (virtual or otherwise) established by Parent or its Representatives for such purpose. Within two (2) Business Days from the date hereof, Parent shall request the return or destruction of all confidential, non-public information provided to Third Parties that have entered into confidentiality agreements with Parent or any Subsidiary thereof or who have otherwise been provided with confidential, non-public information since

January 1, 2022 relating to a Parent Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, until obtaining the Parent Stockholder Approval, Parent and the Parent Board may take any actions described in clause (ii) of this Section 7.05 with respect to Third Party if (x) Parent receives a written Parent Acquisition Proposal from such Third Party (and such Parent Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or facilitated in violation of this Section 7.05) and (y) such proposal constitutes, or the Parent Board determines in good faith after consultation with its financial advisor and outside legal counsel that such proposal is or could reasonably expected to lead to, a Parent Superior Proposal; provided, that Parent may deliver non-public information to such Third Party pursuant to this sentence only pursuant to an Acceptable Parent Confidentiality Agreement with respect to Parent. Nothing contained in this Section 7.05 shall prohibit Parent or the Parent Board from (i) taking and disclosing to the Parent Stockholders a position with respect to a Parent Acquisition Proposal pursuant to Rules 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure if the Parent Board has determined in good faith after consultation with its outside legal counsel and financial advisor that the failure to do so would be inconsistent with its fiduciary obligations to the Parent Stockholders; provided, that this sentence shall not permit the Parent Board to make a Parent Adverse Recommendation Change, except to the extent permitted by Section 7.06(a).

Section 7.06. Parent Board Recommendation.

(a) Neither the Parent Board nor any committee thereof may directly or indirectly (a) withhold, withdraw (or amend, qualify or modify in a manner adverse to the Company) or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Parent Board or any such committee of the Merger, (b) propose publicly to recommend, adopt or approve any Parent Acquisition Proposal, (c) fail to include the Parent Board Recommendation in the Joint Proxy Statement, or (d) fail to reaffirm or re-publish the Parent Board Recommendation within ten (10) Business Days of being requested by the Company to do so or, if earlier, not later than two (2) Business Days prior to the Parent Stockholders’ Meeting (any action described in this sentence being referred to as a “Parent Adverse Recommendation Change”), provided, that such ten (10) Business Day period shall be extended for an additional five (5) Business Days following any material modification to any Parent Acquisition Proposal occurring after the receipt of the Company’s written request, and the Company shall be entitled to make such a written request for reaffirmation or republication only once for each Parent Acquisition Proposal. A “stop, look and listen” disclosure pursuant to Rule 14d-9(f) promulgated under the Exchange Act in connection with a tender or exchange offer shall not constitute a Parent Adverse Recommendation Change. A change of the Parent Board Recommendation to “neutral” is a Parent Adverse Recommendation Change. Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, and subject to Parent compliance in all material respects with the provisions of Section 7.03, Section 7.05 and this Section 7.06, in response to a Parent Acquisition Proposal that the Parent Board has determined in its reasonable discretion is a Parent Superior Proposal that has not been withdrawn and did not result from a breach of Section 7.05, the Parent Board may make such a Parent Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(b)(iii); provided, however, that Parent may not make a Parent Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(b)(iii) in response to a Parent Superior Proposal (x) until four (4) Business Days after Parent provides written notice to the

Company advising the Company that the Parent Board has received a Parent Superior Proposal, specifying the material terms and conditions of such Parent Superior Proposal, identifying the Person or group making such Parent Superior Proposal and including copies of all documents pertaining to such Parent Superior Proposal (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice as provided herein, but with respect to any such subsequent notices references to a “four (4) Business Day period” shall be deemed references to a “two (2) Business Day period”); (y) if during such four (4) or two (2) Business Day period (the “Parent Notice Period”), the Company proposes any alternative transaction in writing (including any modifications to the terms of this Agreement), unless the Parent Board determines in good faith, after good faith negotiations between Parent and the Company (if such negotiations are requested by the Company) during such four (4) or two (2) Business Day Parent Notice Period (after consultation with Parent’s outside legal counsel and financial advisor and taking into account all financial, legal and regulatory terms and conditions of such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the Parent Superior Proposal) that such alternative transaction proposed by the Company in writing is not at least as favorable to Parent and the Parent Stockholders as the Parent Superior Proposal and (z) unless the Parent Board determines in good faith after consultation with its outside legal counsel and financial advisor that the failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the Parent Stockholders under applicable Law.

(b) Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, the Parent Board may effect a Parent Adverse Recommendation Change if the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, that (i) Parent shall first notify the Company in writing at least four (4) Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of the reasons therefor, (ii) if requested by the Company, Parent shall make its Representatives reasonably available to negotiate with the Company and its Representatives during such four (4) Business Day period following such notice regarding any proposal by the Company to amend the terms of this Agreement, and (iii) the Parent Board shall not effect any Parent Adverse Recommendation Change unless, after the four (4) Business Day period described in the foregoing clause (ii), the Parent Board determines in good faith, after consultation with its outside legal counsel and taking into account any written proposal by the Company to amend the terms of this Agreement during such four Business Day period, that the failure to take such action would continue to be inconsistent with its fiduciary duties under applicable Law.

(c) The Parties agree that in addition to the other obligations of Parent set forth in Section 7.05 and this Section 7.06, as promptly as practicable after receipt thereof, and in any event within forty-eight (48) hours, Parent shall advise the Company in writing of any request for information or any Parent Acquisition Proposal received from any Person and the material terms and conditions of such Parent Acquisition Proposal, and Parent shall promptly provide to the Company copies of any written requests, proposals or offers, including proposed agreements received by the Company in connection with any of the foregoing and the identity of the Person or group making any such request, Parent Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Parent agrees that it shall substantially concurrently provide to the Company any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Parent Acquisition Proposal which was not previously provided to the Company. Parent shall keep the Company reasonably informed, on a reasonably current basis, of the status of any Parent Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof).

Section 7.07. Regulatory Approvals; Additional Agreements; Performance of Merger Sub.

(a) As soon as reasonably practicable after the date of this Agreement and in any event within fifteen (15) Business Days, the Company and Parent each shall file, or shall cause to be filed, with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice Notification and Report Forms relating to the Merger and any other Contemplated Transaction. The Company and Parent shall, and shall cause their respective Subsidiaries and Affiliates to, (i) use reasonable best efforts to file, as soon as reasonably practicable after the date hereof, all other filings, notifications, or other documents required to be filed with or as requested by any Governmental Body pursuant to any Antitrust Law with respect to the Merger and any other Contemplated Transaction, and (ii) cooperate with the other Party in determining whether, and promptly preparing and making, any other filings or notifications or other Consents required to be made with, or obtained from, any other Governmental Bodies in connection with the Merger and any other Contemplated Transaction.

(b) Subject to the terms and conditions set forth in this Agreement, Parent and the Company shall use their respective reasonable best efforts to take, or cause to be taken, and to cause their respective directors, executive officers and other Representatives to take, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and any other Contemplated Transaction as soon as reasonably practicable, including (i) obtaining all necessary actions or nonactions, waivers, Consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and making all necessary registrations and filings and taking all steps as may be reasonably necessary to obtain any such Consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any applicable Law; (ii) obtaining all necessary Consents, authorizations, approvals or waivers from third parties; (iii) defending any lawsuit or other legal proceeding, whether judicial or administrative, brought by any Governmental Body or third party challenging this Agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Merger or any of the other Contemplated Transaction and contesting any Order that enjoins, restrains, prevents, prohibits or makes illegal consummation of the Merger or any of the other Contemplated Transaction, including, resolving any objections of or challenge made by any Governmental Body or third party to the Merger or any other Contemplated Transaction under any Antitrust Law; (iv) refraining from taking any other action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Merger; and (v) executing and delivering any additional instruments necessary to consummate the Merger and any other Contemplated Transactions. Notwithstanding anything in this Agreement to the contrary, and in furtherance of and consistent with Parent’s reasonable best efforts under this Section 7.07, Parent shall, and shall cause to be taken, all actions and shall do, or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Body, to obtain the consent or cooperation of any other Person, and to permit and cause the satisfaction of the conditions set forth in Section 8.01(e), and Section 8.01(d), in each of the foregoing cases, to permit the Closing to occur as promptly as reasonably practicable and in any event prior to the End Date, including (i) negotiating, making proposals with respect to, committing to or effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, equity securities, rights, product lines, or businesses of the Company, Parent or any of their respective Subsidiaries, (ii) terminating existing relationships, contractual rights or obligations of the Company, Parent or any of their respective Subsidiaries, (iii) terminating any venture or other arrangement, (iv) creating any relationship, contractual right or obligation of the Company, Parent or any of their respective Subsidiaries, (v) effectuating any other change or restructuring of the Company, Parent or any of their respective Subsidiaries, and (vi) otherwise taking or committing to take any actions with respect to the businesses, product lines or assets of the Company, Parent or any of their respective Subsidiaries or that would impose any limitation or regulation on the ability of Parent or any of its Affiliates to freely conduct their respective businesses or own such assets or limit or impair the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Company Common Stock (each, a “Remedy Action”); provided, however, (A) Parent shall not be required to propose, commit to, effect or agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate or other disposition of any business, asset, property or product line of the Company, Parent or any of their respective Subsidiaries that generated total net sales in excess of $40,000,000 (forty million dollars) in the twelve (12) month period ending December 31, 2022, and (B) the Company shall only be required to take or commit to take any action, or agree to any condition or restriction as requested by Parent pursuant to this Section 7.07, if such action, commitment, agreement, condition or restriction is binding on the Company only in the event the Closing occurs. With respect to any Remedy Action, Parent shall consult with the Company and shall consider in good faith any efforts proposed by the Company to mitigate the adverse impact of any Remedy Action on the expected benefits of the Contemplated Transactions.

(c) Subject to and without limiting the generality of anything contained in this Section 7.07 and subject to applicable Laws relating to the sharing of information and the terms and conditions of the Confidentiality Agreement and, to the extent applicable, the Clean Team Agreement, during the Pre-Closing Period, each Party shall (i) give each other Party reasonable advance notice of all meetings (including meetings by telephone or videoconference) with any Governmental Body relating to the Contemplated Transactions, (ii) to the extent not prohibited by such Governmental Body, give the other Party (or the other Party’s outside legal counsel) an opportunity to attend and participate in such meeting and consult with the other Party in advance of any such meeting with any Government Body, in respect of any filing, proceeding, investigation (including the settlement of any investigation), litigation or other inquiry relating to the Merger or any of the other Contemplated Transactions, (iii) to the extent practicable, give the other Party reasonable advance notice of all oral communications with any Governmental Body relating to Antitrust Laws and the Contemplated Transactions, (iv) if any Governmental Body initiates an oral communication relating to Antitrust Laws and the Contemplated Transactions, promptly notify the other Party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto relating to proceedings under the Antitrust Laws) with a Governmental Body relating to Antitrust Laws and the Contemplated Transactions and (vi) promptly provide each other with copies of all written communications to or from any Governmental Body relating to the Contemplated Transactions. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 7.07 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside legal counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside legal counsel or outside economic consultants to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials. Neither Party shall commit to or agree with any Governmental Body to (i) stay, toll or extend any applicable waiting period under the HSR Act, (ii) pull and refile or resubmit the Notification and Report Forms pursuant to the HSR Act as applicable to the Merger and any Contemplated Transaction, (iii) not consummate the Merger or any other Contemplated Transaction before an agreed to date, or (iv) any timing agreement, without the prior written consent of the other Party.

(d) In addition and without limiting the foregoing, each Party shall not, and shall cause its Affiliates not to, effect or agree to any business combination (whether structured as a merger, business combination, tender offer, exchange offer or similar transaction) or the acquisition of any assets, licenses, rights, product lines, operations or businesses of any Person that would reasonably be expected to prevent or materially delay the receipt of the Required Regulatory Approval or to otherwise prevent, materially delay, impede or impair the consummation of the Merger by the End Date.

Section 7.08. Employment and Labor Matters.

(a) During the period commencing at the Effective Time and ending on the date that is six (6) months following the Effective Time, Parent shall, or shall cause one of its Subsidiaries to, provide each Company Employee with the following: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages, as applicable, in effect for each such Company Employee immediately prior to the Effective Time, (ii) target cash incentive opportunities that are no less than the target cash incentive opportunities provided to similarly situated employees of Parent, (iii) target long-term incentive opportunities that are no less than the target long-term incentive opportunities provided to similarly situated employees of Parent, and (iv) employee benefits and other compensation (other than severance or termination benefits) that are no less favorable in the aggregate than the employee benefits and other compensation (other than severance and termination benefits) provided to similarly situated employees of Parent. In addition, during the period commencing at the Effective Time and ending on the date that is six (6) months thereafter, Parent shall, or shall cause one of its Subsidiaries to, provide each Company Employee with severance and termination benefits as set forth on Section 7.08(a) of the Company Disclosure Letter.

(b) With respect to any employee benefit plans of Parent or its Subsidiaries in which any Company Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent and its Subsidiaries shall (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Plan, (ii) use reasonable best efforts to provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid under a Company Plan that provides health care benefits during the first plan year in which such employee becomes eligible for the New Plan, to the same extent that such credit was given under the analogous Company Plan with respect to such plan year, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plan that provides health care benefits, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.

(c) If requested by Parent in writing at least ten (10) Business Days prior to the Effective Time, the Company shall cause any 401(k) plan sponsored or maintained by the Company or one of its Subsidiaries (a “Company 401(k) Plan”) or any other Company Plan (other than the Executive Severance Plan) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. If Parent requests that the Company 401(k) Plan or any other Company Plan (other than the Executive Severance Plan) be terminated, (i) the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of such resolutions shall be subject to Parent’s reasonable prior review and comment), and (ii) if applicable, Parent shall cause the Company Employees to be eligible to participate, as soon as administratively practicable after the Effective Time, in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (a “Parent 401(k) Plan”). The Parties shall take any and all actions as may be required, including amendments to any Company 401(k) Plan and/or Parent 401(k) Plan, to permit the Company Employees who are then actively employed to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof. Furthermore, if reasonably requested by Parent, the Company shall take preparatory actions in connection with proposed terminations of other Company Plans (other than the Executive Severance Plan) pursuant to integration planning actions undertaken by the Parties. Without limitation of the foregoing, prior to the Closing, the Company shall take the actions described on Section 7.08(c) of the Company Disclosure Letter.

(d) All material resolutions, notices and other documents issued, adopted or executed in connection with the implementation of this Section 7.08 shall be subject to Parent’s reasonable prior review and comment. Prior to making any material, broad-based, written communications to the employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Merger or the other Contemplated Transactions, each Party shall provide the other Party with a copy of the intended communication, such Party shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(e) With respect to the Company ESPP, the Company shall ensure that (i) no new offering periods under the Company ESPP will commence during the period from the date of this Agreement through the Closing Date, (ii) there will be no increase in the amount of payroll deductions permitted to be made by the participants under the Company ESPP during the current offering period, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement and (iii) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Closing Date. To the extent applicable, no later than five (5) days prior to the Closing Date, in the case of any outstanding purchase rights under the Company ESPP, any then-current offering period under the Company ESPP shall end and each participant’s accumulated payroll deductions shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP. Shares of Company Common Stock held in participants’ Company ESPP account balances immediately prior to the Closing Date shall be treated the same as all other shares of Company Common Stock in accordance with Section 3.01. The Company shall ensure that the Company ESPP shall terminate immediately prior to the Effective Time contingent upon the occurrence of the Closing. As promptly as possible following the purchase of shares of Company Common Stock in accordance with the foregoing, the Company shall return to each participant the funds, if any, that remain in such participant’s account under the Company ESPP after such purchase.

(f) Nothing contained in this Section 7.08, express or implied (i) shall be deemed to be an amendment to any particular Company Plan or other particular employee benefit plan, (ii) shall be construed to require Company, or any of its Subsidiaries to establish, amend, assume, maintain or modify any particular employee benefit plan (including any Plan), program, agreement or arrangement or prohibit Parent, the Company or any of their respective Subsidiaries from amending, modifying or terminating any particular employee benefit plan (including any Plan), program, agreement or arrangement, (iii) is intended to or shall confer upon any Person (including employees, retirees, or dependents or beneficiaries of employees or retirees of the Company or its Subsidiaries) any rights as a third-party beneficiary of this Agreement or (iv) shall preclude Parent, the Company or any of their Subsidiaries from terminating the employment of any employee at any time.

Section 7.09. Indemnification of Officers and Directors.

(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the present and former directors, officers, and employees of the Company or any of its Subsidiaries as provided in the Company Organizational Documents or the Organizational Documents of the Company’s Subsidiaries, and indemnification agreements of the Company and its Subsidiaries in effect as of the date hereof and set forth on Section 7.09(a) of the Company Disclosure Letter shall survive the Merger and shall continue in full force and effect in accordance with their terms. In furtherance of the foregoing, Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation and the organizational documents of the Company’s Subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers, and employees of Company and/or its Subsidiaries than are currently provided in the Company Organizational Documents and the organizational documents of the Company’s Subsidiaries, which provisions may not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (i) the expiration of the statute of limitations applicable to such matters and (ii) six (6) years from the Effective Time, and, in the event that any Action is pending or asserted or made during such period, until the disposition of any such Action, unless such amendment, modification or repeal is required by applicable Law.

(b) Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is or was a current or former director or officer of the Company or any of its Subsidiaries or was serving, at the request or for the benefit of the Company or any of its Subsidiaries, as the case may be, as a director, trustee or officer of any other entity or any Company Plan (each, together with such person’s heirs, successors, or legal representatives, an “Indemnified Party”), against all obligations to pay any threatened, asserted, pending or completed judgment, damages, settlement, losses, liabilities, or fine or penalty, interest and reasonable expenses (including legal expenses and other reasonable expenses that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided in this Section 7.09) incurred in connection with any Action (such amounts, the “Claim Expenses,” and such claims made against any Indemnified Party, a “D&O Claim”), whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal, by reason of the fact that the Indemnified Party is or was an officer or director of the Company or its Subsidiaries, or an officer, trustee or director of another entity or Company Plan if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time (including with respect to any acts, facts, events or omissions occurring in connection with the approval of this Agreement, the Merger or the consummation of any other Contemplated Transactions, including the consideration and approval thereof and the process undertaken in connection therewith), to the fullest extent provided for under applicable Law, the Company Organizational Documents, the organizational documents of the Company’s Subsidiaries and indemnification agreements of the Company and its Subsidiaries.

(c) Notwithstanding anything to the contrary in this Agreement, the Company may, prior to the Effective Time, purchase a tail policy or policies under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy or policies (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from acts, errors or omissions that existed or occurred prior to or at the Effective Time and (ii) will provide coverage and amounts that are at least as protective to such directors and officers as the coverage provided by such existing policies and contain other terms and conditions and contain other terms and conditions that are no less favorable to the covered individuals as the terms and conditions in such existing policies; provided, that the total annual premium for such tail policy or policies shall not be in excess of 300% of the last annual premium paid by the Company prior to the Effective Time (the “Maximum Premium”). In the event the Company does not obtain such tail policy or policies prior to the Effective Time, Parent or the Surviving Corporation shall obtain such tail policy or policies, provided that the total annual premium for such tail policy or policies shall not be in excess of the Maximum Premium; and provided, further, that if such tail policy or policies cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of the Maximum Premium, Parent, or the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Maximum Premium. Parent shall cause such tail policy or policies (whether obtained by the Company, Parent or the Surviving Corporation) to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d) This Section 7.09 shall survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Indemnified Party. The indemnification and advancement provided for in this Section 7.09 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, Contract, or otherwise. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers all or majority of its properties and assets to any Person, then, and in each such case, Parent shall make proper provision such that the respective successors and assigns of Parent and Surviving Corporation assume the applicable obligations set forth in this Section 7.09.

(e) Each of the Indemnified Parties or other Persons who are beneficiaries under the “tail” policy referred to in this Section 7.09 (and, after the death of any of the foregoing Persons, such Person’s heirs, successors, executors, administrators and representatives) are intended to be third party beneficiaries of this Section 7.09, with full rights of enforcement as if a party thereto. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 7.09 is not prior to or in substitution for any such claims under such policies.

Section 7.10. Public Disclosure. The initial press release relating to this Agreement shall be a joint press release, and thereafter Parent and the Company shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the Contemplated Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or court process. The restrictions of this Section 7.10 do not apply to communications (i) in connection with and following a Company Adverse Recommendation Change in compliance with Section 7.04 or a Parent Adverse Recommendation Change in compliance with Section 7.06; (ii) in connection with any Action regarding a dispute between the Parties regarding this Agreement, the Merger or the other Contemplated Transactions; and (iii) if the information contained therein substantially reiterates (or is consistent with) previous releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 7.10.

Section 7.11. NYSE Supplemental Listing Application. Parent shall, in accordance with the requirements of NYSE, file with NYSE a Supplemental Listing Application covering the shares of Parent Class A Common Stock to be issued pursuant to this Agreement, as promptly as reasonably practicable after the date of this Agreement. Parent shall use its reasonable best efforts to cause the shares of Parent Class A Common Stock to be issued pursuant to this Agreement to be listed on NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 7.12. Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Contemplated Transactions, each of Parent and the Company and the members of its respective board of directors, to the extent permissible under applicable Law, shall grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable, and in any event prior to the End Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Law, act to eliminate the effect of any Takeover Law on any of the Contemplated Transactions.

Section 7.13. Section 16 Matters. Parent shall, prior to the Effective Time, cause the Parent Board to approve the issuance of the Merger Consideration with respect to any employees of the Company who, as a result of their relationship with Parent as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, the Company Board shall approve the disposition of Company equity securities (including derivative securities) in connection with the Merger by those directors and officers of the Company subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

Section 7.14. Transaction Litigation. Each of the Company and Parent shall as promptly as reasonably practicable notify the other Party (including by providing copies of all pleadings and any material correspondence with respect thereto) of any Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each of the Company and Parent shall provide the other Party with the opportunity to participate in the defense of any Transaction Litigation with respect to the first Party or the Contemplated Transactions. For purposes of this Section 7.14, “participate” means that the Company or Parent, as applicable, shall keep the other Party reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation, and the other Party may offer comments or suggestions with respect to such Transaction Litigation which the first Party shall consider in good faith. Prior to the Effective Time, other than with respect to any Transaction Litigation where the parties are adverse to each other or in the context of any Transaction Litigation related to or arising out of a Company Acquisition Proposal or a Parent Acquisition Proposal, neither the Company nor Parent shall compromise, settle, come to an arrangement regarding or agree to comprise, settle or come to an arrangement regarding any Transaction Litigation, without the prior written consent of the other Party, which, with respect to any such settlement that only requires payment of monetary amounts by the Company or Parent, as applicable, shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Section 7.14, (a) in the event of any conflict with any other covenant or agreement contained in Section 7.07 that expressly addresses the subject matter of this Section 7.14, Section 7.07 shall govern and control, and (b) this Section 7.14 shall be in addition to and not limit or otherwise modify the Parties’ respective obligations under Section 7.04, Section 7.05 and Section 7.06.

Section 7.15. Cooperation. Each of Parent and the Company shall, and shall direct its respective Representatives to, use its commercially reasonable efforts, subject to applicable Laws and Section 7.01, to cooperate with the other party in connection with planning the integration of the business operations of Parent and the Company.

Section 7.16. Tax Matters.

(a) For U.S. federal income tax purposes, it is intended that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder, and this Agreement is intended to constitute, and the Parties hereto hereby adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”). Each of Parent and the Company shall use reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall (i) not take any action or fail to take any action, in either case, that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment and (ii) report the Merger for all Tax purposes consistent with the Intended Tax Treatment unless otherwise required by a Governmental Body as a result of a “determination” within the meaning of Section 1313(a) of the Code. Each of Parent and the Company shall use its reasonable best efforts and shall cooperate with one another to obtain (x) the opinion of Wachtell, Lipton, Rosen & Katz or another nationally recognized tax counsel reasonably acceptable to the Company (“Company Tax Counsel”), dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (y) any opinion(s) of Company Tax Counsel to be issued in connection with the declaration of effectiveness of the Registration Statement by the SEC regarding the U.S. federal income tax treatment of the Merger. In connection with the foregoing, (i) Parent shall deliver to Company Tax Counsel a duly executed officer’s certificate substantially in the form set forth in Schedule 7.16(a) of the Parent Disclosure Letter (the “Parent Tax Certificate”) and (ii) the Company shall deliver to Company Tax Counsel a duly executed officer’s certificate substantially in the form set forth in Schedule 7.16(a) of the Company Disclosure Letter (the “Company Tax Certificate”), in the case of each of clause (i) and (ii), at such times as counsel shall reasonably request (including in connection with the effectiveness of the Registration Statement and at the Closing). Parent and the Company shall also provide such other information as reasonably requested by Company Tax Counsel for purposes of rendering any opinion described in this Section 7.16(a). Company Tax Counsel shall be entitled to receive such reasonably requested information as Company Tax Counsel shall determine for purposes of rendering such opinion. Company Tax Counsel shall be entitled to rely on the Parent Tax Certificate, the Company Tax Certificate and any other information as Company Tax Counsel shall determine for purposes of rendering such opinion.

(b) The Parties agree that the tax year of the Company for U.S. federal income tax purposes will end at the close of the Closing Date and that the Company will join the U.S. federal consolidated tax return in which Parent is the common parent as of the opening of the next day. Parent shall post a duly completed IRS Form 8937 on its website not later than forty-five (45) days after the Closing Date.

Section 7.17. Payoff Letters. At the written request of Parent, prior to the Closing, the Company shall, and shall cause its Representatives to, use commercially reasonable efforts to cause to be delivered to Parent an executed payoff letter from the administrative agent under the Company Credit Agreement, which payoff letter shall be in a form reasonably acceptable to Parent and (a) set forth the amounts required to be paid in order to pay in full all such amounts outstanding pursuant to the Company Credit Agreement as of the Closing (other than contingent obligations as to which no claim has been asserted) (the “Payoff Amount”) and (b) provide that, upon payment in full of such amounts, the obligations of the Company and its Subsidiaries under the Company Credit Agreement (other than contingent obligations as to which no claim has been asserted) shall be terminated and all Liens on the assets of the Company and the Subsidiaries of the Company securing amounts outstanding under the Company Credit Agreement shall be released (the “Credit Agreement Termination”). Notwithstanding anything to the contrary herein, (x) in no event shall this Section 7.17 require the Company or any of its Subsidiaries to cause the Credit Agreement Termination unless the Closing shall have occurred and (y) Parent shall pay, or shall cause one or more of its Subsidiaries to pay, the Payoff Amount in full on behalf of the Company on the Closing Date.

Section 7.18. Company Convertible Notes. Prior to the Effective Time, within the time periods required by the terms of each Indenture, the Company shall, and shall cause its Representatives to, use commercially reasonable efforts to take all actions required by such Indenture to be performed by the Company at or prior to the Effective Time as a result of the consummation of the Merger, including the giving of any notices that may be required by Parent and the delivery to the trustee, of any documents or instruments required to be delivered at or prior to the Effective Time to such trustee, in each case by such Indenture as a result of the consummation of the Merger; provided, that the Company shall, to the extent practicable, deliver a draft of any such notice or other document to Parent at least three (3) Business Days prior to delivering or entering into such notice or other document in accordance with the terms of the Indentures. Without limiting the generality of the foregoing, prior to the Effective Time, the Company agrees to cooperate with Parent, at Parent’s written request, by using commercially reasonable efforts to (i) execute and deliver (or cause to be executed and delivered, as applicable) at (and subject to the consummation of) the Effective Time one or more supplemental indentures and officer’s certificates (to the extent required by the trustee pursuant to each such Indenture), in each case in form and substance reasonably acceptable to Parent, pursuant to each such Indenture and (ii) cause each the trustee under the Indentures to execute and deliver at the Effective Time any such supplemental indentures, in each case required by the terms of such Indenture as a result of the consummation of the Merger; provided that counsel for the Company shall not be required to deliver any legal opinion under any Indenture.

Section 7.19. Company Call Options; Company Warrants. Prior to the Effective Time, the Company and Parent shall cooperate in good faith to mutually determine, and use commercially reasonable efforts to implement, any necessary, appropriate or desirable elections under, or amendments, adjustments, or waivers to, the Company Call Options and the Company Warrants, in each case in connection with the execution of this Agreement and the consummation of the Merger, in order to allow the Company Call Options and Company Warrants to remain outstanding following the Closing (but exercisable for Parent Common Stock) (subject to the rights of the counterparties thereto); provided, that nothing in this Section 7.19 shall require the Company or Parent to (A) pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with any Company Call Options or Company Warrants prior to the occurrence of the Effective Time or (B) agree to any election, amendment, adjustment, waiver or any other change or modification to any instrument or agreement in connection with any Company Call Options or Company Warrants that is effective prior to the occurrence of the Effective Time.

Section 7.20. Merger Sub Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement and deliver a copy of such consent to the Company.

Section 7.21. Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Company Common Stock from NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.22. Interim Operations of Merger Sub. During the period from the date hereof through the earlier of the Effective Time or the date of termination of this Agreement, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement. Parent shall ensure that Merger Sub duly performs, satisfies and discharges on timely basis each of the covenants, obligations and liabilities of Merger Sub under this Agreement, and Parent shall be jointly and severally liable with Merger Sub for the due and timely performance and satisfaction of each such covenant, obligation and liability.

Section 7.23. Additional Financial Information. From the date of this Agreement through the Closing Date, the Company shall use its commercially reasonable efforts to deliver to Parent, promptly after delivering it to the administrative agent under the Credit Agreement, the monthly cash liquidity report prepared and delivered pursuant to Section 6.02(i) of the Company Credit Agreement.

Section 7.24. Certain Confirmations. From the date of this Agreement through the Closing Date, a duly authorized officer of the Company shall provide a written confirmation to Parent, by no later than the fifth (5th) Business Day after the first day of each month, that the Company has complied in all material respects with its obligations under Section 6.01(b)(xii).

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.01. Conditions to All Parties’ Obligations. The obligations of Parent and the Company to consummate the Contemplated Transactions are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by Parent and the Company of the following conditions:

(a) The Parent Stockholder Approval shall have been obtained;

(b) The Company Stockholder Approval shall have been obtained;

(c) The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceedings for such purpose shall be pending before the SEC;

(d) The waiting period (and any extension thereof) applicable to the Contemplated Transactions under the HSR Act shall have expired or been terminated (such expiration or termination, the “Required Regulatory Approval”);

(e) There shall be no Order (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered after the date of this Agreement by any Governmental Body enjoining, restraining, preventing or prohibiting the consummation of the Merger and there shall be no Law enacted or promulgated after the date of this Agreement which remains in effect that prohibits or makes illegal the consummation of the Merger; and

(f) The Merger Consideration issuable to the Company Stockholders pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.02. Conditions to Parent’s and Merger Sub’s Obligations. The obligation of Parent and Merger Sub to consummate the Contemplated Transactions is subject to the satisfaction of the following conditions as of the Closing Date:

(a) (1) Each of the representations and warranties of the Company contained in Article IV (other than the Company Fundamental Representations and the representations and warranties of the Company contained in Sections 4.03(a), (b) and the last sentence of Section 4.03(d) (Company Capital Stock)) that is (i) qualified as to or by a Company Material Adverse Effect shall be true and correct in all respects as of the Closing Date as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (ii) not qualified as to or by a Company Material Adverse Effect shall be true and correct as of the Closing Date (without giving effect to any “material,” “materiality” or similar phrases, except that the word “material” in the definition of “Company Material Contract” shall not be disregarded) as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of any such representation and warranty referred to in this clause (ii) to be true and correct would not have a Company Material Adverse Effect, and (2) (A) the Company Fundamental Representations shall be true and correct in all material respects, on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (B) the representations and warranties of the Company contained in Sections 4.03(a), (b) and the last sentence of Section 4.03(d) (Company Capital Stock) shall be true and correct in all respects (except for de minimis inaccuracies relative to the total fully diluted equity capitalization of the Company), on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date));

(b) The Company shall be in compliance in all material respects with all of the covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing Date;

(c) Since the date of this Agreement, there shall not have been or occurred any Company Material Adverse Effect; and

(d) The Company shall have delivered to Parent a certificate of the Company executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Section 8.02(a), Section 8.02(b) and Section 8.02(c) have been satisfied.

Section 8.03. Conditions to the Company’s Obligations. The obligations of the Company to consummate the Contemplated Transactions are subject to the satisfaction of the following conditions as of the Closing Date:

(a) (1) Each of the representations and warranties of Parent and Merger Sub contained in Article V (other than the Parent Fundamental Representations and the representations and warranties of Parent contained in Section 5.03(a) and the last sentence of Section 5.03(b)) (Parent Capital Stock)) that is (i) qualified as to or by a Parent Material Adverse Effect shall be true and correct in all respects as of the Closing Date as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (ii) not qualified as to or by a Parent Material Adverse Effect shall be true and correct as of the Closing Date (without giving effect to any “material,” “materiality” or similar phrases) as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of any such representation and warranty referred to in this clause (ii) to be true and correct would not have a Parent Material Adverse Effect, and (2) (A) the Parent Fundamental Representations shall be true and correct in all material respects, on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (B) the representations and warranties of Parent contained in Section 5.03(a) and the last sentence of Section 5.03(b) (Parent Capital Stock) shall be true and correct in all respects (except for de minimis inaccuracies relative to the total fully diluted equity capitalization of Parent), on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date (except to the extent any such representation and warranty expressly related to an earlier date (in which case as of such earlier date));

(b) Each of Parent and Merger Sub shall be in compliance in all material respects with all of its respective covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing Date;

(c) Since the date of this Agreement, there shall not have been or occurred any Parent Material Adverse Effect; and

(d) Parent shall have delivered to the Company a certificate of Parent executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Section 8.03(a), Section 8.03(b) and Section 8.03(c) have been satisfied.

ARTICLE IX

TERMINATION

Section 9.01. Termination. This Agreement may be terminated and the Merger may be abandoned:

(a) at any time prior to the Effective Time, by the mutual written consent of Parent and the Company;

(b) by Parent:

(i) at any time prior to the Effective Time, if any of the Company’s covenants, representations or warranties contained in this Agreement shall be or have become untrue, such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied (provided, that in the event Parent has the right to terminate the Agreement pursuant to Section 9.01(b)(ii), Parent’s right to terminate this Agreement shall be governed by Section 9.01(b)(ii) and not this Section 9.01(b)(i)), and such breach (A) is incapable of being cured by the Company by or before the End Date or (B) is not cured within thirty (30) days of receipt by the Company of written notice from Parent of such breach describing in reasonable detail such breach; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(b)(i) if any of Parent or Merger Sub is then in material breach of any representation, warranty, covenant or obligation hereunder;

(ii) at any time prior to obtaining the Company Stockholder Approval, if the Company commits an Intentional and Material Breach of Section 7.04 (Company Non-Solicitation; Company Board Recommendation) or the Company Board or any committee thereof (A) makes a Company Adverse Recommendation Change, (B) does not include the Company Board Recommendation in the Joint Proxy Statement or (C) publicly proposes or allows the Company to publicly propose to take any of the actions in clause (A) or (B) of this Section 9.01(b)(ii); or

(iii) at any time prior to obtaining the Parent Stockholder Approval (and subject to Section 9.03(f)), upon written notice to the Company, in order to enter into a definitive agreement with a Third Party providing for a Parent Superior Proposal, if in connection with such Parent Superior Proposal, Parent has complied in all material respects with the applicable requirements of Section 7.05 and Section 7.06 and substantially concurrently with such termination Parent enters into a definitive agreement for a Parent Superior Proposal.

(c) by the Company:

(i) at any time prior to the Effective Time, if any of Parent’s or Merger Sub’s covenants, representations or warranties contained in this Agreement shall be or have become untrue, such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied (provided, that in the case the Company has the right to terminate the Agreement pursuant to Section 9.01(c)(iii), the Company’s right to terminate this Agreement shall be governed by Section 9.01(c)(iii) and not this Section 9.01(c)(i)), and such breach (A) is incapable of being cured by Parent or Merger Sub, as the case may be, by or before the End Date, or (B) is not cured within thirty (30) days of receipt by Parent of written notice from the Company of such breach describing in reasonable detail such breach; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder;

(ii) at any time prior to obtaining the Company Stockholder Approval (and subject to Section 9.03(b)), upon written notice to Parent, in order to enter into a definitive agreement with a Third Party providing for a Company Superior Proposal, if in connection with such Company Superior Proposal, the Company has complied in all material respects with the applicable requirements of Section 7.04 and substantially concurrently with such termination the Company enters into a definitive agreement for a Company Superior Proposal; or

(iii) at any time prior to obtaining the Parent Stockholder Approval, if Parent commits an Intentional and Material Breach of Section 7.05 (Parent Non-Solicitation) or the Parent Board or any committee thereof (A) makes a Parent Adverse Recommendation Change, (B) does not include the Parent Board Recommendation in the Joint Proxy Statement or (C) publicly proposes or allows Parent to publicly propose to take any of the actions in clause (A) or (B) of this Section 9.01(c)(iii).

(d) by either Parent or the Company at any time prior to the Effective time, if:

(i) the Merger violates any Order that has become final and non-appealable having the effect of permanently enjoining or restricting the consummation of the Merger or there shall be enacted or promulgated a Law after the date of this Agreement that makes the Merger illegal or otherwise prohibited; provided, however, that the right to terminate this Agreement under this Section 9.01(d)(i) shall not be available to any Party whose action or failure to act has been the primary cause of such Order or Law or the failure to remove such Order or Law and such action or failure to act constitutes a breach of this Agreement by such Party;

(ii) the Closing has not been consummated by 5:00 p.m., New York time on October 8, 2023 (the “End Date”); provided, that (A) if on the End Date, the conditions to the Closing set forth in Section 8.01(d) or Section 8.01(e) (if the Order or Law relates to Antitrust Laws) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, such conditions shall be reasonably capable of being satisfied on such date) or waived, then the End Date may be extended by either Parent or the Company to 5:00 p.m., New York time on December 8, 2023 by written notice to the other Party on what would otherwise have been the End Date (and all references to the End Date herein shall be as so extended) and (B) if on the End Date (as extended by subclause (A) of this proviso), the conditions to the Closing set forth in Section 8.01(d) or Section 8.01(e) (if the Order or Law relates to Antitrust Laws) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, such conditions shall be reasonably capable of being satisfied on such date) or waived, then the End Date as extended by subclause (A) of this proviso) may be extended by either Parent or the Company to 5:00 p.m., New York time on February 8, 2024 by written notice to the other Party on what would otherwise have been the End Date (and all references to the End Date herein shall be as so extended); provided, further, that the right to terminate this Agreement under this Section 9.01(d)(ii) shall not be available to any Party whose action or failure to act has been the primary cause of the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement by such Party;

(iii) the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting or any adjournment thereof; provided, that the right to terminate this Agreement under this Section 9.01(d)(iii) shall not be available to the Company if its action or failure to act has been the primary cause of the failure to obtain the Company Stockholder Approval on or before such date and such action or failure to act constitutes a breach of this Agreement by the Company; or

(iv) the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders’ Meeting or any adjournment thereof; provided, that the right to terminate this Agreement under this Section 9.01(d)(iv) shall not be available to Parent if its action or failure to act has been the primary cause of the failure to obtain the Parent Stockholder Approval on or before such date and such action or failure to act constitutes a breach of this Agreement by Parent.

Section 9.02. Effect of Termination. In the event of the valid termination of this Agreement by either Parent or the Company as provided in Section 9.01, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made and this Agreement shall be of no further force or effect; provided, however, that (a) Section 7.01(f), this Section 9.02, Section 9.03 and Article X (other than Section 10.12, except to the extent that Section 10.12 relates to the specific performance of the provisions of this Agreement that survive termination) shall survive the termination of this Agreement and shall remain in full force and effect (collectively, the “Surviving Provisions”), and (b) no such termination will relieve any Person of any Liability for Fraud or a material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional and Material Breach”). No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement or the Clean Team Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms. Nothing shall limit or prevent Parent or the Company from exercising any rights or remedies it may have under Section 10.12 (Specific Performance) in lieu of exercising any right it may have to terminate this Agreement pursuant to Section 9.01 (Termination); provided that if this Agreement is terminated pursuant to Section 9.01, no party shall have any rights or remedies under Section 10.12 (Specific Performance) other than in respect of the Surviving Provisions. In the event of the valid termination of this Agreement by either Parent or the Company as provided in Section 9.01, notwithstanding anything to the contrary herein or in the Confidentiality Agreement, Parent and the Company agree that the Confidentiality Agreement shall be deemed amended such that the Confidentiality Agreement shall expire on the second anniversary of the termination of this Agreement.

Section 9.03. Termination Fees.

(a) In the event that this Agreement is terminated by Parent pursuant to Section 9.01(b)(ii) (Company Non-Solicitation Breach; Company Adverse Recommendation Change), then the Company shall pay the Company Termination Fee to Parent in cash by wire transfer of immediately available funds within two (2) Business Days following such termination;

(b) In the event that this Agreement is terminated by the Company pursuant to Section 9.01(c)(ii) (Company Superior Proposal), then the Company shall pay the Company Termination Fee to Parent in cash by wire transfer of immediately available funds concurrently with such termination and any purported termination pursuant to Section 9.01(c)(ii) (Company Superior Proposal) shall be of no force or effect until such payment is made.

(c) In the event that this Agreement is terminated by Parent or the Company pursuant to Section 9.01(d)(iii) (Company Stockholder Approval), and at the time of termination the Company Board or any committee thereof has not made a Company Adverse Recommendation Change, then the Company shall pay the Company Termination Fee to Parent in cash by wire transfer of immediately available funds not later than two (2) Business Days following such termination.

(d) Subject to clause (b) of Section 9.02, Parent’s right to receive the one-time payment of the Company Termination Fee from the Company as provided in this Section 9.03 shall be the sole and exclusive remedy available to Parent or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives against the Company or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the Contemplated Transactions in the event that this Agreement is terminated and Parent receives the Company Termination Fee in accordance with Section 9.03, and, upon such payment of the Company Termination Fee, (i) in no event may Parent or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives seek to recover any other money damages or seek any other remedy based on a claim in Law or equity with respect to any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, the termination of this Agreement, any Liabilities or obligations arising under this Agreement, or any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (ii) none of the Company or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further Liability relating to or arising out of this Agreement or the Contemplated Transactions other than in respect of the Surviving Provisions, the Confidentiality Agreement and the Clean Team Agreement. For the avoidance of doubt, Parent may seek specific performance to cause the Company to consummate the Contemplated Transactions in accordance with Section 10.12 or the payment of the Company Termination Fee or any unpaid portion thereof pursuant to this Section 9.03, but in no event shall Parent be entitled to both (x) equitable relief ordering the Company to consummate the Contemplated Transactions in accordance with Section 10.12 and (y) the payment of the Company Termination Fee pursuant to this Section 9.03. For the avoidance of doubt, under no circumstance shall the Company be required to pay the Company Termination Fee on more than one occasion.

(e) In the event that this Agreement is terminated by the Company pursuant to Section 9.01(c)(iii) (Parent Non-Solicitation; Parent Adverse Recommendation Change), then Parent shall pay the Parent Termination Fee to the Company in cash by wire transfer of immediately available funds within two (2) Business Days following such termination.

(f) In the event that this Agreement is terminated by Parent pursuant to Section 9.01(b)(iii) (Parent Superior Proposal), then Parent shall pay the Parent Termination Fee to the Company in cash by wire transfer of immediately available funds concurrently with such termination and any purported termination pursuant to Section 9.01(b)(iii) (Parent Superior Proposal) shall be of no force or effect until such payment is made.

(g) In the event that this Agreement is terminated by Parent or the Company pursuant to Section 9.01(d)(iv) (Parent Stockholder Approval), then Parent shall pay the Parent Termination Fee to the Company in cash by wire transfer of immediately available funds not later than two (2) Business Days following such termination.

(h) Subject to clause (b) of Section 9.02, the Company’s right to receive the one-time payment of the Parent Termination Fee from Parent as provided in this Section 9.03 shall be the sole and exclusive remedy available to the Company or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives against Parent or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the Contemplated Transactions in the event that this Agreement is terminated and the Company receives the Parent Termination Fee in accordance with this Section 9.03, and, upon such payment of the Parent Termination Fee (i) in no event may the Company or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives seek to recover any other money damages or seek any other remedy based on a claim in Law or equity with respect to any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, the termination of this Agreement, any Liabilities or obligations arising under this Agreement, or any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (ii) none of Parent or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further Liability relating to or arising out of this Agreement or the Contemplated Transactions other than in respect of the Surviving Provisions, the Confidentiality Agreement and the Clean Team Agreement. For the avoidance of doubt, the Company may seek specific performance to cause Parent to consummate the Contemplated Transactions in accordance with Section 10.12 or the payment of the Parent Termination Fee pursuant to this Section 9.03, but in no event shall the Company be entitled to both (x) equitable relief ordering Parent to consummate the Contemplated Transactions in accordance with Section 10.12 and (y) the payment of the Parent Termination Fee pursuant to this Section 9.03. For the avoidance of doubt, under no circumstance shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(i) As used in this Agreement, “Company Termination Fee” shall mean $120,000,000 (one hundred and twenty million dollars); provided, however, that (i) in the event the Company Termination Fee becomes payable as a result of the termination of this Agreement (x) by the Company during the Window Shop Period pursuant to Section 9.03(b) in order to enter into a definitive agreement with respect to a Company Superior Proposal by a Company Excluded Party, or (y) by Parent pursuant to Section 9.03(a) in response to a Company Adverse Recommendation Change effected during the Window Shop Period in compliance with Section 7.04(b) with respect to a Company Superior Proposal by a Company Excluded Party then, in the case of either of the immediately preceding clauses (x) or (y), the Company Termination Fee shall mean $75,000,000 (seventy five million dollars); and (ii) in the event the Company Termination Fee becomes payable as a result of the termination of this Agreement by either Party pursuant to Section 9.01(d)(iii) (Company Stockholder Approval) and no Company Adverse Change Recommendation shall have occurred prior to such termination in accordance with Section 7.04(b) or Section 7.04(c), the Company Termination Fee shall mean $60,000,000 (sixty million dollars).

(j) As used in this Agreement, “Parent Termination Fee” shall mean $120,000,000 (one hundred and twenty million dollars); provided, however, that (i) in the event the Parent Termination Fee becomes payable as a result of the termination of this Agreement (x) by Parent during the Window Shop Period pursuant to Section 9.03(f) in order to enter into a definitive agreement with respect to a Parent Superior Proposal by a Parent Excluded Party, (y) by the Company pursuant to Section 9.03(e) in response to a Parent Adverse Recommendation Change effected during the Window Shop Period in compliance with Section 7.06(a) with respect to a Parent Superior Proposal by a Parent Excluded Party or (z) by either Party pursuant to Section 9.01(d)(iv) (Parent Stockholder Approval) and prior to such termination a Parent Adverse Recommendation Change shall have occurred during the Window Shop Period in response to a Parent Superior Proposal by the applicable Parent Excluded Party in compliance with Section 7.06(a), then, in the case of each of the immediately preceding clauses (x), (y) or (z), the Parent Termination Fee shall mean $75,000,000 (seventy five million dollars).

(k) The Parties acknowledge that the agreements contained in this Section 9.03 are an integral part of the Contemplated Transactions, and that, without these agreements, neither the Company nor Parent would enter into this Agreement; accordingly and notwithstanding anything herein to the contrary, if either Party fails promptly to pay any amount due pursuant to this Section 9.03 (such party, the “Defaulting Party”), and, in order to obtain such payment, the other Party (the “Non-Defaulting Party”) commences a suit which results in a judgment against the Defaulting Party for the payment set forth in this Section 9.03(k), the Defaulting Party shall pay to the Non-Defaulting Party its reasonable and documented out-of-pocket costs and expenses (including such attorneys’ fees) in connection with such suit, together with interest on the Company Termination Fee or the Parent Termination Fee, as applicable, and any applicable Expenses to be paid or reimbursed to Parent under this Section 9.03 from the date payment was required to be made until the date of such payment at the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made. If this Agreement is terminated pursuant to a provision that calls for a payment to be made under this Section 9.03, it shall not be a defense to either Party’s obligation to pay hereunder that this Agreement could have been terminated under a different provision or could have been terminated at an earlier or later time.

ARTICLE X

MISCELLANEOUS

Section 10.01. Expenses. Except as otherwise expressly provided herein, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall each pay its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the Contemplated Transactions (whether consummated or not).

Section 10.02. Amendment. At any time prior to the Effective Time, any provision of this Agreement may be amended (whether before or after any required approval by the Company Stockholders or the Parent Stockholders) if, and only if, such amendment or waiver is in writing and signed by Parent, the Company and Merger Sub; provided, however, that after the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, no amendment shall be made which by applicable Laws or the rules of NASDAQ or NYSE, as applicable, requires further approval of the Company Stockholders or the Parent Stockholders without the further approval of such stockholders.

Section 10.03. Waiver.

(a) At any time prior to the Effective Time, the Parties may, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties of the other Parties set forth in this Agreement or any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions of the other Parties contained herein; provided, however, that after the receipt of the Company Stockholder Approval no waiver shall be made which by applicable Laws or the rules of NASDAQ requires further approval of the Company Stockholders without the further approval of such stockholders.

(b) No Party may waive, and no Party shall be deemed to have waived, any provision of this Agreement without the prior written consent of the other Parties, to the extent any such waiver would give rise to a termination event under the Voting Agreement.

(c) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(d) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 10.04. No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 10.05. Entire Agreement; Counterparts. This Agreement (and the exhibits, annexes and schedules hereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Transaction Documents constitute the entire agreement among the Parties and supersede all other prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement and Clean Team Agreement shall continue in full force and effect until the Closing Date and shall survive any termination of this Agreement. This Agreement may be executed in several counterparts (including counterparts delivered by electronic transmission), each of which shall be deemed an original and all of which shall constitute one and the same instrument.

Section 10.06. Applicable Law; Jurisdiction.

(a) This Agreement (and any Action arising out of or related hereto or the Contemplated Transactions or to the inducement of any Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware.

(b) The Parties agree that the appropriate, exclusive and convenient forum (the “Forum”) for any Actions among any of the Parties arising out of or related to this Agreement, any Transaction Document or the Contemplated Transactions shall be in the Court of Chancery in the City of Wilmington, New Castle County, Delaware, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be in the federal district court sitting in Wilmington, Delaware, or, in the event such federal district court lacks subject matter jurisdiction, then in the superior court in the City of Wilmington, New Castle County, Delaware. The Parties irrevocably submit to the jurisdiction of such courts solely in respect of any disputes between them arising out of or related to this Agreement or the Contemplated Transactions. The Parties further agree that no Party shall bring suit with respect to any disputes arising out of or related to this Agreement or the Contemplated Transactions in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit the rights of any Party to obtain execution of a judgment in any other jurisdiction. The Parties further agree, to the extent permitted by Law, that a final and non-appealable judgment against any Party in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(c) To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of each court described in Section 10.06(b).

Section 10.07. Waiver of Jury Trial. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.07.

Section 10.08. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of all other Parties, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.

Section 10.09. No Third-Party Beneficiaries. Except for, following the Effective Time, the right of the Indemnified Parties to enforce the provisions of Section 7.09 only, Parent, the Company and Merger Sub agree that (a) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the preceding sentence, solely in the event the Closing occurs and solely following the Effective Time, the provisions of Article III shall be enforceable by holders of Company Common Stock solely to the extent necessary to receive the Merger Consideration to which such holders are entitled thereunder and the provisions of Section 3.02 shall be enforceable by holders of Company RSU Awards and Company PRSU Awards to the extent necessary to receive the amounts to which such holders are entitled thereunder.

Section 10.10. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given and received (a) when personally delivered, (b) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) when sent by electronic mail; provided that a notice, demand or communication given by electronic mail shall not be effective unless either (i) a duplicate copy of such electronic mail notice is promptly given by one of the other methods described in this Section 10.10 or (ii) the receiving Party delivers a written confirmation of receipt thereof either by electronic mail or any other method described in this Section 10.10. Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Parent and Merger Sub prior to the Closing Date:

Globus Medical, Inc.

2560 General Armistead Avenue,

Audubon, PA 19403-5214

Attention:	Senior Vice President, General Counsel, and Corporate Secretary
Email:	khuller@globusmedical.com

with copies (which shall not constitute notice) to:

Goodwin Procter LLP

2929 Arch Street, Suite 1700

Philadelphia, PA 19104

Attention:	Rachael Bushey, Jennifer Porter and Laura Umbrecht
Email:	rbushey@goodwinlaw.com; jporter@goodwinlaw.com;
LUmbrecht@goodwinlaw.com

Notices to the Company:

NuVasive, Inc.

7475 Lusk Boulevard,

San Diego, CA 92121

Attention:	Senior Vice President, General Counsel
Email:	nsisitsky@nuvasive.com

Section 10.11. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the Parties shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the Parties to the maximum extent permitted by applicable Law.

Section 10.12. Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company, Parent, or Merger Sub in accordance with their specific terms or were otherwise breached by the Company, Parent, or Merger Sub and that monetary damages, even if available, would not be an adequate remedy therefor. Except as set forth in Section 9.03, it is accordingly agreed that (a) the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub and to enforce specifically the terms and provisions hereof against Parent or Merger Sub in any court having jurisdiction, this being in addition to any other remedy to which the Company is entitled at law or in equity, including damages in the event of Parent’s or Merger Sub’s Fraud or Intentional and Material Breach of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy or posting any bond or other undertaking and (b) Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions hereof against the Company in any court having jurisdiction, this being in addition to any other remedy to which Parent or Merger Sub is entitled at law or in equity, including damages in the event of the Company’s Fraud or Intentional and Material Breach of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy or posting any bond or other undertaking. The Parties further agree not to oppose the granting of an injunction, specific enforcement or other equitable relief on the basis that any other Party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or in equity. The Parties acknowledge that the agreements contained in this Section 10.12 are an integral part of the Contemplated Transactions and that, without these agreements, neither the Company nor Parent would enter into this Agreement.

(Signature page follows)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

NUVASIVE, INC.

By:	/s/ J. Chris Barry
Name:	J. Chris Barry
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

GLOBUS MEDICAL, INC.

By:	/s/ Daniel Scavilla
Name:	Daniel Scavilla
Title:	Chief Executive Officer and President

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

ZEBRA MERGER SUB, INC.

By:	/s/ Daniel Scavilla
Name:	Daniel Scavilla
Title:	Chief Executive Officer and President

[Signature Page to Merger Agreement]

EXHIBIT A

VOTING AGREEMENT

Exhibit A-1

Exhibit 3.1

AMENDMENT NO. 3

TO THE RESTATED BYLAWS OF

NUVASIVE, INC.

The following amendment (the “Amendment”) was made to the Restated Bylaws (the “Bylaws”) of NuVasive, Inc. (the “Company”) pursuant to resolutions adopted by the Company’s Board of Directors at a meeting held on February 8, 2023:

1. The following Article X is added to the Bylaws:

“Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the corporation; (b) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of the corporation to the corporation or to the corporation’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty; (c) any action asserting a claim against the corporation or any current or former director or officer or other employee of the corporation arising pursuant to any provision of the General Corporation Law of Delaware or the Restated Certificate of Incorporation or these Bylaws (as either may be amended, restated, modified, supplemented or waived from time to time); (d) any action to interpret, apply, enforce or determine the validity of the Restated Certificate of Incorporation or these Bylaws of the corporation; (e) any action asserting a claim related to or involving the corporation that is governed by the internal affairs doctrine; or (f) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the General Corporation Law of Delaware shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware). Unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against the corporation or any director or officer of the corporation.”

2. Except as expressly modified by this Amendment, all terms, provisions, covenants and agreements contained in the Bylaws shall remain unmodified and in full force and effect.

Exhibit 10.1

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of February 8, 2023 (the “Agreement Date”), by and among (i) Globus Medical, Inc., a Delaware corporation (“Parent”), (ii) NuVasive, Inc., a Delaware corporation (the “Company”), and (iii) David Paul and Sonali Paul (collectively, the “Stockholders”). Each of Parent, the Company and the Stockholders are sometimes referred to as a “Party” and collectively as the “Parties”. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

A. Concurrently with the execution and delivery of this Agreement, Parent, the Company and Zebra Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”).

B. As of the Agreement Date, the Stockholders are the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the shares of Common Stock of Parent described on Exhibit A (the “Owned Shares”, and the Owned Shares together with any additional shares of Common Stock that the Stockholders may acquire record and/or beneficial ownership of after the Agreement Date, the “Covered Shares”).

C. As an inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that the Stockholders enter into this Agreement with respect to the Covered Shares, and the Stockholders desire to enter into this Agreement to induce the Company to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Agreement to Vote the Covered Shares.

1.1. Voting Agreement. Until the earliest to occur of (a) the Effective Time, (b) a Parent Adverse Recommendation Change effected in compliance with Section 7.06 of the Merger Agreement, (c) receipt of the Parent Stockholder Approval, and (d) such date and time as the Merger Agreement shall be validly terminated pursuant to Article IX thereof (as applicable, the “Expiration Time”), at every meeting of Parent’s stockholders at which the approval of the issuance of shares of Parent Class A Common Stock in connection with the Merger (the “Issuance”) is to be voted on (and at every adjournment or postponement thereof), and on any action or approval of Parent’s stockholders by written consent with respect to the Issuance, the Stockholders shall vote (including via proxy) all of the Stockholders’ Covered Shares in accordance with the Parent Board Recommendation.

1.2. Quorum. Until the Expiration Time, at every meeting of Parent’s stockholders (and at every adjournment or postponement thereof), the Stockholders shall be represented in person or by proxy at such meeting (or cause the holders of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum.

2. Miscellaneous.

2.1. No Transfer of Covered Shares. Until the Expiration Time, the Stockholders agree not to directly or indirectly transfer any Covered Shares, other than (i) with the prior written consent of the Company, (ii) (a) to any member of Stockholders’ immediate family, or to a trust for the benefit of the Stockholders or any member of Stockholders’ immediate family, or otherwise for estate planning purposes, (b) by will or under the laws of intestacy upon the death of Stockholders or (c) pursuant to a qualified domestic order; provided, however, that a Transfer referred to in clauses (ii) of this sentence shall be permitted only if the transferee agrees in a written document, reasonably satisfactory in form and substance to the Company, to be bound by all of the terms of this Agreement.

2.2. Regulatory Support. Until the earlier of the Effective Time and the valid termination of the Merger Agreement, the Stockholders shall use reasonable best efforts to assist and cooperate in obtaining the Required Regulatory Approvals, and shall not take any action which would limit, impair or delay Parent in taking any action or making any commitment or otherwise complying with its obligations as set forth in Section 7.07 of the Merger Agreement; provided, however, that nothing in this provision shall require the Stockholders to divest or agree to any restriction on any Parent Common Stock held by the Stockholders.

2.3. Non-Solicitation. From and after the date hereof until the Expiration Time, the Stockholders will not, and will not permit any entity under such Stockholders’ control to, take any action that Parent is prohibited from taking pursuant to Section 7.05 of the Merger Agreement.

2.4. Termination. This Agreement shall automatically terminate without further action by any of the Parties hereto and shall have no further force or effect as of the Expiration Time, provided that Sections 2.2 and 2.6 shall continue until the earlier of the Effective Time and the valid termination of the Merger Agreement.

2.5. Exclusive Remedy. The Company’s right to receive the one-time payment of the Parent Termination Fee pursuant to the applicable provisions of the Merger Agreement shall be the sole and exclusive remedy available to the Company or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives against Parent or the Stockholders or any of Parent’s respective former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement or any breach of any covenant or obligation of the Stockholders contained herein, and, upon such payment of the Parent Termination Fee, (i) in no event may the Company or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives seek to recover any other money damages or seek any other remedy based on a claim in Law or equity with respect to any breach, termination or failure of or under this Agreement and (ii) none of Parent or the Stockholders or any of Parent’s respective former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further Liability relating to or arising out of this Agreement. The Company expressly waives the right to seek specific performance of the Stockholders’ obligations or covenants under this Agreement and covenants and agrees not to seek any injunction, order or other equitable remedy with respect to the performance of the Stockholders’ obligations hereunder or the voting of the Covered Shares.

2.6. Other Miscellaneous Provisions. The following provisions of the Merger Agreement shall apply mutatis mutandis to this Agreement: Section 10.06 (Applicable Law; Jurisdiction), Section 10.07 (Waiver of Jury Trial), and the last sentence of Section 10.05 (Counterparts).

[Signature page follows]

2

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

GLOBUS MEDICAL, INC.

By:	/s/ Daniel Scavilla
Name: Daniel Scavilla
Title: Chief Executive Officer and President

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

NUVASIVE, INC.

By:	/s/ J. Chris Barry
Name: J. Chris Barry
Title: Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

/s/ David Paul
David Paul

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

/s/ Sonali Paul
Sonali Paul

[Signature Page to Voting Agreement]

Exhibit A

Stockholder Name	Shares of Parent Class B Common Stock
David Paul and Sonali Paul	20,867,524